The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-206020

SUBJECT TO COMPLETION, DATED MAY 23, 2017

Prospectus Supplement to Prospectus dated May 8, 2017

Becton, Dickinson and Company
€          Floating Rate Notes due 2019

We are offering €          aggregate principal amount of Floating Rate Notes due 2019 (the “notes”). Interest on the notes will be payable in cash quarterly in arrears on          ,          ,           and           of each year, beginning          , 2017. The notes will mature on          , 2019.

We may, at our option, redeem the notes, in whole, but not in part, at any time in the event of certain developments affecting U.S. taxation. See “Description of Notes—Redemption for Tax Reasons.” The notes are otherwise not redeemable at our option prior to maturity. If a change of control triggering event occurs as described in this prospectus supplement under the heading “Description of Notes—Offer to Repurchase Upon Change of Control Triggering Event,” we will be required to offer to purchase the notes from the holders.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other senior unsecured indebtedness. The notes will be issued in minimum denominations of €100,000 and in integral multiples of €1,000 in excess thereof.

We intend to use the net proceeds of this offering, together with cash on hand, to redeem all of the outstanding BD Redeemed Other Notes (as defined herein) and to pay accrued interest, related premiums, fees and expenses in connection therewith. See “Summary—Other Recent Developments.”

We intend to apply to list the notes on the New York Stock Exchange (“NYSE”). The listing application will be subject to approval by the NYSE. We expect trading in the notes on the NYSE to begin within 30 days after the original issue date of the notes. Currently, there is no public market for the notes.

Investing in the notes involves risks that are described in the “Risk Factors” section of this prospectus supplement beginning on page S-23 and in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus supplement (as such risk factors may be updated from time to time in our public filings).

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.

2019 Notes
	Per Note	Total
Initial public offering price(1)%		€
Underwriting discount	%	€
Proceeds, before expenses, to Becton, Dickinson	%	€
(1)	Plus accrued interest from , 2017, if settlement occurs after that date.

The underwriters expect to deliver the notes to purchasers in book-entry form through the facilities of Clearstream Banking, société anonyme (“Clearstream”), and Euroclear Bank SA/NV (“Euroclear”) against payment on or about          , 2017.

Joint Book-Running Managers
Barclays	BNP PARIBAS	Citigroup

The date of this prospectus supplement is          , 2017

Prospectus Supplement

Prospectus

Neither we nor the underwriters have authorized any other person to give any information not contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus or in any free writing prospectus relating to this offering prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus and any free writing prospectus relating to this offering prepared by or on behalf of us or to which we have referred you

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constitute an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus and in any free writing prospectus relating to this offering prepared by or on behalf of us or to which we have referred you is current only as of the respective dates of such documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

It is expected that delivery of the notes will be made against payment therefor on or about                , 2017, which is the ninth business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes will be generally required, by virtue of the fact that the notes initially will settle in T +9, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement which contains specific information about the terms of this offering. This prospectus supplement also adds and updates information contained in, or incorporated by reference into, the accompanying prospectus. The second part, the accompanying prospectus, provides more general information about us and securities we may offer from time to time, some of which may not apply to this offering of notes. This prospectus supplement and the accompanying prospectus incorporate by reference important business and financial information about us that is not included in or delivered with this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information below under the heading “Where You Can Find More Information and Incorporation by Reference.” If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus or any document incorporated herein or therein by reference, you should rely on the information in this prospectus supplement.

As used in this prospectus supplement, unless otherwise specified or unless the context indicates otherwise, the terms “Company,” “Becton, Dickinson,” “BD,” “we,” “us,” and “our” refer to Becton, Dickinson and Company and its consolidated subsidiaries.

References herein to “$” and “dollars” are to the lawful currency of the United States. References to “€” and “euro” are to the lawful currency of the member states of the European Monetary Union that have adopted the euro as their currency. The financial information presented or incorporated by reference in this prospectus supplement and the accompanying prospectus has been prepared in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”).

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STABILIZATION

IN CONNECTION WITH THE ISSUE OF THE NOTES, CITIGROUP GLOBAL MARKETS LIMITED IN ITS ROLE AS STABILIZING MANAGER (THE “STABILIZING MANAGER”) FOR ITS OWN ACCOUNT MAY, TO THE EXTENT PERMITTED BY APPLICABLE LAWS AND DIRECTIVES, OVER-ALLOT AND EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER (OR PERSONS ACTING ON BEHALF OF THE STABILIZING MANAGER) WILL UNDERTAKE ANY STABILIZATION ACTION. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE, AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. ANY STABILIZATION ACTION OR OVER-ALLOTMENT COMMENCED WILL BE CARRIED OUT IN ACCORDANCE WITH THE APPLICABLE LAWS AND REGULATIONS.

The notes are offered globally for sale only in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. The distribution of this prospectus supplement and the accompanying prospectus and the offering or sale of the notes in some jurisdictions may be restricted by law. Persons outside the United States who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any applicable restrictions. This prospectus supplement and the accompanying prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation. See “Underwriting—Selling Restrictions.”

Notice to Prospective Investors in the United Kingdom

This communication is only directed at persons who (i) are outside the United Kingdom or (ii) are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) or (iii) are persons falling within Article 49(2)(a) to (e) of the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication.

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WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement (of which this prospectus supplement and accompanying prospectus form a part) and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than, in each case, documents or information deemed to have been furnished but not filed in accordance with SEC rules), on or after the date of this prospectus supplement until the termination of the offering under this prospectus supplement:

(a)	our Annual Report on Form 10-K for the fiscal year ended September 30, 2016;
(b)	our Quarterly Reports on Form 10-Q for the three months ended December 31, 2016 and March 31, 2017;
(c)	the portions of our Proxy Statement on Schedule 14A for our 2017 annual meeting of stockholders filed with the SEC on December 15, 2016 that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2016; and
(d)	our Current Reports on Form 8-K filed with the SEC on December 1, 2016, December 2, 2016, December 5, 2016, December 9, 2016, January 19, 2017, January 26, 2017, April 24, 2017, May 8, 2017 and May 16, 2017.

You may request a copy of our filings, at no cost, by writing or telephoning the Office of the Corporate Secretary of Becton, Dickinson and Company, 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, telephone (201) 847-6800 or by going to our Internet website at www.bd.com. Our Internet website address is provided as an inactive textual reference only. The information provided on our Internet website is not part of this prospectus supplement and, therefore, is not incorporated herein by reference.

Bard (as defined below) is also subject to the information and reporting requirements of the Exchange Act and files periodic reports and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC’s public reference room and by accessing the website of the SEC referred to above.

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FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “plan,” “expect,” “believe,” “intend,” “will,” “may,” “anticipate,” “estimate,” “pro forma” and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance (including volume growth, sales and earnings per share growth, and cash flows) and statements regarding our strategy for growth, future product development, regulatory approvals, competitive position and expenditures. All statements that address our future operating performance or events or developments that we expect or anticipate will occur in the future are forward-looking statements.

Forward-looking statements are, and will be, based on management’s then-current views and assumptions regarding future events, developments and operating performance and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate, or risks or uncertainties materialize, actual results could vary materially from expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events and developments or otherwise, except as required by applicable law or regulations.

The following are some important factors that could cause actual results of our combined company, or either us or Bard individually, to differ from our expectations and, with respect to “Summary—Recent Developments—Bard,” Bard’s disclosed expectations, in any forward-looking statements. For further discussion of certain of these factors, see “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and in our future filings and Bard’s filings with the SEC. See “Where You Can Find More Information and Incorporation by Reference.”

•	Risks related to the pending Bard Acquisition, including our ability to complete the Bard Acquisition on anticipated terms and timing, including failure to obtain, delays in obtaining or adverse conditions contained in any required shareholder or regulatory approvals for the acquisition and potential unforeseen liabilities, our ability to successfully integrate operations and manage, expand and grow the combined company, BD’s ability to realize anticipated cost savings and margin improvements, our ability to migrate Bard’s operations from Bard owned and operated systems and processes to our owned and operated systems and processes successfully, failure to enter into or obtain, or delays in entering into or obtaining, certain agreements and consents necessary to operate the acquired business as planned, and increased expenses incurred due to activities related to the Bard Acquisition;
•	The outcome of any legal proceedings related to the Bard Acquisition;
•	If the Bard Acquisition is ultimately not consummated or is delayed, the significant interest expense, dividends and other costs in connection with the financing of the Bard Acquisition without achieving the expected benefits of the Bard Acquisition;
•	Our ability to consummate the Exchange Offers (as defined herein);
•	The significant additional indebtedness we expect to incur in connection with the financing of the Bard Acquisition and the notes offered hereby and the impact this increased indebtedness may have on our ability to operate the combined company;
•	Weakness in the global economy and financial markets, which could increase the cost of operating our or Bard’s businesses, weaken demand for our or Bard’s products and services, negatively impact the prices we or Bard can charge for our respective products and services, or impair our or Bard’s ability to produce our respective products;
•	Competitive factors that could adversely affect our or Bard’s operations, including new product introductions (for example, new forms of drug delivery) by our or Bard’s current or future competitors, increased pricing pressure due to the impact of low-cost manufacturers as certain competitors have established manufacturing sites or have contracted with suppliers in low-cost manufacturing locations as a means to lower their costs, patents attained by competitors (particularly as patents on our or Bard’s products expire), and new entrants into our or Bard’s markets;

S-v

•	The adverse financial impact resulting from unfavorable changes in foreign currency exchange rates;
•	Regional, national and foreign economic factors, including inflation, deflation, and fluctuations in interest rates, and their potential effect on our or Bard’s operating performance;
•	The loss of key senior management or other associates;
•	The anticipated demand for our and Bard’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures;
•	Our or Bard’s ability to achieve our or Bard’s respective projected level or mix of product sales, as our and Bard’s respective earnings forecasts are based on projected sales volumes and pricing of many product types, some of which are more profitable than others;
•	Changes in reimbursement practices of third-party payers or adverse decisions relating to our or Bard’s products by such payers, which could reduce demand for our respective products or the price we or Bard can charge for such products;
•	The impact of the Patient Protection and Affordable Care Act in the United States, which implemented an excise tax on U.S. sales of certain medical devices (which has been suspended until January 1, 2018), and which could result in reduced demand for our or Bard’s products, increased pricing pressures or otherwise adversely affect our or Bard’s businesses;
•	Future healthcare reform in the countries in which we or Bard do business that may involve changes in government pricing and reimbursement policies or other cost containment reforms;
•	Changes in domestic and foreign healthcare industry practices that result in a reduction in procedures using our or Bard’s products or increased pricing pressures, including the continued consolidation among healthcare providers and trends toward managed care and healthcare cost containment;
•	Fluctuations in the cost and availability of oil-based resins and other raw materials, as well as certain components used in our or Bard’s products, the ability to maintain favorable supplier arrangements and relationships (particularly with respect to sole-source suppliers), and the potential adverse effects of any disruption in the availability of such items;
•	Security breaches of our or Bard’s information technology systems or our or Bard’s products, which could impair our or Bard’s ability to conduct business, result in the loss of our or Bard’s trade secrets or otherwise compromise sensitive information of us, Bard or our respective customers, suppliers and other business partners, or of customers’ patients, or result in product efficacy or safety concerns for certain of our or Bard’s products;
•	Difficulties inherent in product development, including the potential inability to successfully continue technological innovation, successfully complete clinical trials, obtain regulatory approvals in the United States and abroad, obtain intellectual property protection for our or Bard’s products, obtain coverage and adequate reimbursement for new products, or gain and maintain market approval of products, as well as the possibility of infringement claims by competitors with respect to patents or other intellectual property rights, all of which can preclude or delay commercialization of a product. Delays in obtaining necessary approvals or clearances from the U.S. Food and Drug Administration (“FDA”) or other regulatory agencies or changes in the regulatory process may also delay product launches and increase development costs;
•	The impact of business combinations, including any volatility in earnings relating to acquisition-related costs, and our ability to successfully integrate any business we may acquire;
•	Our or Bard’s ability to penetrate or expand our or Bard’s respective operations in emerging markets, which depends on local economic and political conditions, the ability to register products in local jurisdictions and how well we or Bard are able to acquire or form strategic business alliances with local companies and make necessary infrastructure enhancements to production facilities and distribution networks. Our and Bard’s international operations also increase our and Bard’s compliance risks, including risks under the Foreign Corrupt Practices Act and other anti-corruption laws;

S-vi

•	Political conditions in international markets, including civil unrest, terrorist activity, governmental changes, trade barriers, restrictions on the ability to transfer capital across borders and governmental expropriation of assets. This includes the possible impact of the June 2016 advisory referendum by British voters to exit the European Union, which has created uncertainties affecting business operations in the United Kingdom and the EU;
•	Deficit reduction efforts or other actions that reduce the availability of government funding for healthcare and research, which could weaken demand for our or Bard’s products and result in additional pricing pressures, as well as create potential collection risks associated with such sales;
•	Fluctuations in university or United States and international governmental funding and policies for life sciences research;
•	Fluctuations in the demand for products we or Bard sell to pharmaceutical companies that are used to manufacture, or are sold with, the products of such companies, as a result of funding constraints, consolidation or otherwise;
•	The effects of events that adversely impact our or Bard’s ability to manufacture our respective products (particularly where production of a product line is concentrated in one or more plants) or our or Bard’s ability to source materials or components from suppliers (including sole-source suppliers) that are needed for such manufacturing;
•	Pending and potential future litigation or other proceedings adverse to BD or Bard, including antitrust, product liability, mass tort liability, environmental and patent infringement, and the availability or collectability of insurance relating to any such claims;
•	New or changing laws and regulations affecting our or Bard’s domestic and foreign operations, or changes in enforcement practices, including laws relating to trade, monetary and fiscal policies, taxation (including tax reforms that could adversely impact multinational corporations), sales practices, environmental protection, price controls, and licensing and regulatory requirements for new products and products in the postmarketing phase. In particular, the U.S. and other countries may impose new requirements regarding registration, labeling or prohibited materials that may require us or Bard to re-register products already on the market or otherwise impact our or Bard’s ability to market our or Bard’s products. Environmental laws, particularly with respect to the emission of greenhouse gases, are also becoming more stringent throughout the world, which may increase our or Bard’s costs of operations or necessitate changes in our or Bard’s manufacturing plants or processes or those of our or Bard’s suppliers, or result in liability to us or Bard;
•	Product efficacy or safety concerns regarding our or Bard’s products resulting in product recalls, regulatory action on the part of the FDA or foreign counterparts, declining sales and product liability claims, particularly in light of the current regulatory environment, in which there has been increased enforcement activity by the FDA. As a result of the CareFusion Acquisition (as defined below), we are operating under a consent decree with the FDA relating to our U.S. infusion pump business. The consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing products, recall products or take other actions, and we may be required to pay significant monetary damages if we fail to comply with any provision of the consent decree;
•	Risks relating to our acquisition of CareFusion (as defined below), including our ability to continue to successfully combine and integrate the CareFusion operations in order to fully obtain the anticipated benefits and costs savings from the transaction;
•	The effect of adverse media exposure or other publicity regarding our or Bard’s business or operations, including the effect on our or Bard’s reputation or demand for our respective products;
•	The effect of market fluctuations on the value of assets in our or Bard’s pension plans and on actuarial interest rate and asset return assumptions, which could require us or Bard to make additional contributions to the plans or increase our or Bard’s pension plan expense;
•	Our or Bard’s ability to obtain the anticipated benefits of restructuring programs, if any, that we or Bard may undertake; and

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•	Issuance of new or revised accounting standards by the Financial Accounting Standards Board or the SEC.

The foregoing list sets forth many, but not all, of the factors that could impact our or Bard’s or the combined company’s ability to achieve results described in any forward-looking statements. In addition, certain risks associated with our or Bard’s industry and business described above and elsewhere herein and in our or Bard’s public filings may become more significant following consummation of the Bard Acquisition. Investors should understand that it is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties.

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SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all of the information that is important to you. Before making an investment decision, you should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the section entitled “Risk Factors” in this prospectus supplement and “Part I, Item 1A—Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2016 (as such risk factors may be updated from time to time in our public filings, including in our Quarterly Reports on Form 10-Q incorporated by reference herein).

Our Company

We are a global medical technology company that is advancing the world of health by improving medical discovery, diagnostics and the delivery of care. We lead in patient and health care worker safety and the technologies that enable medical research and clinical laboratories. We provide innovative solutions that help advance medical research and genomics, enhance the diagnosis of infectious disease and cancer, improve medication management, promote infection prevention, equip surgical and interventional procedures, and support the management of diabetes. We partner with organizations around the world to address some of the most challenging global health issues. We have nearly 50,000 associates across 50 countries who work in close collaboration with customers and partners to help enhance outcomes, lower health care delivery costs, increase efficiencies, improve health care safety and expand access to health.

We were incorporated under the laws of the State of New Jersey in November 1906, as successor to a New York business started in 1897. Our executive offices are located at 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, and our telephone number is (201) 847-6800. Our Internet website is www.bd.com. The information provided on our Internet website is not a part of this prospectus supplement and, therefore, is not incorporated herein by reference.

The Bard Acquisition

On April 23, 2017, we entered into an Agreement and Plan of Merger (the “Bard Merger Agreement”) with C. R. Bard, Inc., a New Jersey corporation (“Bard”), and Lambda Corp., a New Jersey corporation and our wholly owned subsidiary (“Merger Corp”). The Bard Merger Agreement provides, among other things, that upon the terms and subject to the conditions set forth therein, Merger Corp will merge with and into Bard, with Bard surviving as our wholly owned subsidiary (the “Bard Acquisition”).

In the Bard Acquisition, each issued and outstanding share of common stock, par value $0.25 per share of Bard (other than shares owned, directly or indirectly, by us, Bard or Merger Corp), will be converted into the right to receive (i) $222.93 in cash, without interest (the “Cash Consideration”), and (ii) 0.5077 of a validly issued, fully paid and non-assessable share of our common stock (the “Equity Consideration” and, together with the Cash Consideration, the “Bard Acquisition Consideration”). Under the terms of the Bard Merger Agreement, if the number of shares issuable as a result of the Bard Acquisition would exceed 19.9% of the issued and outstanding shares of our common stock immediately prior to the entry into Bard Merger Agreement, the Equity Consideration will be adjusted downward by the minimum extent necessary so that no more than such number of shares becomes issuable in the Bard Acquisition, and the Cash Consideration will be correspondingly increased as set forth in the Bard Merger Agreement. The total implied value of Bard Acquisition Consideration will amount to approximately $24.0 billion (based on the Company’s closing stock price as of April 21, 2017), approximately $16.1 billion of which will be in the form of Cash Consideration. Completion of the Bard Acquisition is subject to customary closing conditions, including regulatory approvals and approval of Bard’s shareholders, and is expected to close in the fall of 2017. For additional information, see “Description of the Bard Acquisition.”

There can be no assurance that we will be able to consummate the Bard Acquisition on a timely basis or at all. See “Risk Factors—Risks Related to the Bard Acquisition.”

We believe the combination will create a highly differentiated medical technology company uniquely positioned to improve both the process of care and the treatment of disease for patients and healthcare providers. The Bard Acquisition is expected to build on our leadership position in medication management and infection prevention with an expanded offering of solutions across the care continuum.

•	Provides End-to-End Solutions in Medication Management and Infection Prevention. We believe the combined company combines the leadership and innovation of BD’s IV drug preparation, dispensing, delivery and administration and Bard’s vascular access segments (peripherally inserted central catheters, midlines and drug delivery ports). Bard also expands BD’s presence in infection prevention, with offerings positioned to address a substantial portion of the most costly and frequent healthcare associated infections.
•	Increases Opportunities in Fast Growing Clinical Areas. We believe Bard’s clinically differentiated offerings will create more meaningful scale and relevance for BD in the high-growth categories of oncology and surgery and will expand BD’s focus on the treatment of disease states beyond diabetes to include peripheral vascular disease, urology, hernia and cancer.
•	Expands the Company’s Global Capabilities. The transaction is expected to further accelerate the combined company’s growth outside of the United States, with opportunities to drive near-term revenue synergies, including Bard’s strong presence in vascular access and surgery driving sales of the highly complementary CareFusion portfolio. The combined company will also have a large and growing presence in emerging markets.
•	Strengthens Financial Profile. We expect the Bard Acquisition to accelerate top-line growth, expand BD’s addressable market opportunity, improve BD’s gross margins and generate strong cash flow.
•	Significant Synergies. We expect the Bard Acquisition to generate $300 million of estimated annual, pre-tax, run-rate cost synergies by fiscal year 2020, and a benefit from revenue synergies beginning in fiscal year 2019.

Financing of the Bard Acquisition

Bridge Commitment

On April 23, 2017, in connection with the execution of the Bard Merger Agreement, we entered into a commitment letter (the “Bridge Commitment Letter”) with Citigroup Global Markets Inc. (“Citi”, and such financial institution, together with Citibank, N.A., JPMorgan Chase Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Bank PLC, Morgan Stanley Bank, N.A., Wells Fargo Bank, N.A., The Bank of Nova Scotia, U.S. Bank National Association, Standard Chartered Bank, The Bank of New York Mellon, ING Bank N.V., Dublin Branch, The Northern Trust Company and Svenska Handelsbanken AB (publ), New York Branch, being referred to as the “Bridge Commitment Parties”), pursuant to which the Bridge Commitment Parties have committed to provide a senior unsecured 364-day bridge loan facility (the “Bridge Facility”) for a total amount of $15.7 billion for the purpose of funding: (i) the Cash Consideration for the Bard Acquisition and (ii) the fees and expenses and any applicable premiums incurred in connection with the transactions contemplated by the Bard Merger Agreement. The Bridge Facility commitments were automatically reduced, in accordance with the terms of the Bridge Facility, by $2.25 billion in connection with the entry into the Term Loan Facility (as defined below) and by a further $4.8 billion in connection with the consummation of the Equity Financing (as defined below). We expect that the net proceeds of the USD Notes Offering (as defined below) will extinguish the remaining commitments under the Bridge Facility.

New Credit Facilities

On May 12, 2017, we entered into (1) a $2.25 billion senior unsecured term loan facility (the “Term Loan Facility”) for the purpose of funding (i) a portion of the Cash Consideration for the Bard Acquisition and (ii) the fees and expenses incurred in connection therewith and (2) a $2.25 billion senior unsecured revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Bank Facilities”), for the purpose of funding (i) general corporate needs and (ii) the redemption or repurchase of Bard’s existing 1.375% notes due 2018 (the “Bard 2018 Notes”). The financing commitments of the lenders under the Term Loan Facility are currently undrawn and are subject to various conditions set forth in the credit agreement in connection with the Term Loan Facility. The financing commitments of the lenders under the Revolving Credit Facility are currently not effective, and their effectiveness is subject to various conditions set forth in the credit agreement in connection with the Revolving Credit Facility.

Equity Financing

On May 16, 2017, we issued, in concurrent underwritten public offerings (collectively, the “Equity Financing”): (i) 14,025,000 shares of our common stock, including 1,275,000 shares issued pursuant to the underwriters’ exercise in full of their option to purchase additional shares, at a public offering price of $176.50 per share; and (ii) 49,500,000 depositary shares, each representing a 1/20th interest in a share of our mandatory convertible preferred stock, including 4,500,000 depositary shares issued pursuant to the underwriters’ exercise in full of their option to purchase additional depositary shares, at a price of $50.00 per depositary share.

We received approximately $4.8 billion of net proceeds from the Equity Financing. The Equity Financing automatically reduced the commitments under the Bridge Facility by approximately $4.8 billion. Certain of the underwriters for this offering also acted as underwriters for the Equity Financing.

USD Notes Offering

On May 22, 2017, we entered into an underwriting agreement with Citigroup Global Markets Inc., BNP Paribas Securities Corp., Barclays Capital Inc., MUFG Securities Americas Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters named therein (the “USD Debt Underwriters”), in connection with the offer and sale by us to the USD Debt Underwriters (the “USD Notes Offering”) of $725.0 million aggregate principal amount of 2.133% Notes due 2019, $1.0 billion aggregate principal amount of 2.404% Notes due 2020, $1.8 billion aggregate principal amount of 2.894% Notes due 2022, $500.0 million aggregate principal amount of Floating Rate Notes due 2022, $1.75 billion aggregate principal amount of 3.363% Notes due 2024, $2.4 billion aggregate principal amount of 3.700% Notes due 2027 and $1.5 billion aggregate principal amount of 4.669% Notes due 2047. The USD Notes Offering is expected to close on June 6, 2017, subject to customary closing conditions. The USD Notes Offering was made under a separate prospectus supplement. The completion of this offering of notes and the completion of the USD Notes Offering are not conditioned upon one another.

We expect to receive approximately $9.62 billion of net proceeds from the USD Notes Offering, which is expected to automatically reduce and extinguish the remaining commitments under the Bridge Facility. Certain of the underwriters for this offering have also acted as USD Debt Underwriters for the USD Notes Offering.

Exchange Offers and Consent Solicitations and Bard Notes Redemption

On May 5, 2017, we commenced offers to exchange (collectively, the “Exchange Offers”) any and all of the outstanding $500.0 million aggregate principal amount of Bard’s 4.400% Notes due 2021, $500.0 million aggregate principal amount of Bard’s 3.000% Notes due 2026 and $149.82 million aggregate principal amount of Bard’s 6.700% Notes due 2026 (collectively, the “Exchange Offer Notes”) for up to approximately $1.15 billion aggregate principal amount of new notes issued by BD and cash. Each new BD note will accrue interest at the same annual interest rate, have the same interest payment dates, same redemption terms and same maturity date as the existing Bard note for which it is exchanged.

Each Exchange Offer is conditioned upon the completion of each other Exchange Offer, although we may waive such condition at any time with respect to an Exchange Offer.

The Exchange Offers are being made in a private transaction pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated May 5, 2017 (the “Offering Memorandum and Consent Solicitation Statement”) and only to certain eligible holders of Exchange Offer Notes. The Exchange Offers are initially scheduled to expire on June 5, 2017, unless extended (the “Expiration Date”), and holders who validly tender their Exchange Offer Notes prior to the Expiration Date will receive the consideration set forth in the Offering Memorandum and Consent Solicitation Statement. The Exchange Offers are subject to certain additional conditions, including the closing of the Bard Acquisition. We may amend, modify or waive these conditions other than the condition that the Bard Acquisition shall have been consummated.

In conjunction with the Exchange Offers, we have also solicited consents (collectively, the “Consent Solicitations”), on behalf of Bard, to adopt certain proposed amendments to each of the indentures governing the

Exchange Offer Notes to (i) eliminate substantially all of the restrictive covenants in the indentures and (ii) limit the reporting covenants under the indentures so that Bard is only required to comply with the reporting requirements under the Trust Indenture Act of 1939.

On May 18, 2017, Bard and the trustees for Bard’s 4.400% Notes due 2021 and Bard’s 6.700% Notes due 2026 executed a supplemental indenture to each indenture governing such series of Exchange Offer Notes, incorporating the proposed amendments. The supplemental indentures became valid and binding upon execution. However, the proposed amendments will not become effective until the final settlement of the Exchange Offers, which is expected to take place on or about the closing date of the Bard Acquisition.

In addition, on May 18, 2017, we amended the Exchange Offer and Consent Solicitation in respect of Bard's 3.000% Notes due 2026 to amend the consideration payable in such Exchange Offer and Consent Solicitation and amend the terms of our new 3.000% Notes due 2026 being issued in such Exchange Offer to include a put right pursuant to which holders of our 3.000% Notes due 2026, following the consummation of the Bard Acquisition, may require us to repurchase such 3.000% Notes due 2026 at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Further, we expect a notice of redemption to be issued for all of the $500.0 million outstanding aggregate principal amount of the Bard 2018 Notes immediately prior to the closing of the Bard Acquisition.

This prospectus supplement is not an offer to exchange any Exchange Offer Notes and should not be construed as a notice of redemption for the Bard 2018 Notes. The Exchange Offers are being made only by and pursuant to the Offering Memorandum and Consent Solicitation Statement. This offering is not conditioned on the consummation of the Exchange Offers.

Bard

The information below about Bard has been derived from the periodic reports that Bard has filed with the SEC.

General

Bard and its subsidiaries are engaged in the design, manufacture, packaging, distribution and sale of medical, surgical, diagnostic and patient care devices. Charles Russell Bard founded Bard in 1907. In 1923, Bard was incorporated as C. R. Bard, Inc. and distributed an assortment of urological and surgical products. Bard became a publicly traded company in 1963 and began trading on the NYSE five years later. Currently, Bard sells a broad range of products to hospitals, individual healthcare professionals, extended care facilities and alternate site facilities on a global basis. In general, Bard’s products are intended to be used once and then discarded or either temporarily or permanently implanted. Bard participates in the markets for vascular, urology, oncology and surgical specialty products. Bard’s product strategy is based on the following tenets, which are designed to position Bard for continued growth:

•	Clinician Preference - Bard targets markets where clinicians drive purchasing decisions based on the benefits a product provides to patients;
•	Product Leadership - Bard pursues opportunities in markets where products that consistently provide superior clinical outcomes and medical economic value can attain a leadership position;
•	Market Growth - Bard focuses its investments in fast-growing and/or under-served markets;
•	Competitive Advantage - Bard strives to achieve a sustainable competitive advantage through product quality and innovation, intellectual property protection and a core competency in managing complex clinical and regulatory requirements; and
•	Product Diversity - Bard offers a broad, diverse product portfolio to balance the risks inherent in the highly competitive and complex medical device industry.

Bard’s execution of this strategy has helped Bard establish market leadership positions across its four product group categories.

Product Group Information

Bard reports its sales in four major product group categories: vascular, urology, oncology and surgical specialties. Bard also has a product group of other products. The following table sets forth for the three years ended December 31, 2016, 2015 and 2014 the approximate percentage contribution by category to Bard’s consolidated net sales on a worldwide basis.

	For the Years Ended December 31,
	2016	2015	2014
Vascular	27%	28%	28%
Urology	26%	25%	25%
Oncology	27%	27%	27%
Surgical Specialties	17%	17%	17%
Other	3%	3%	3%
Consolidated net sales	100%	100%	100%

Vascular Products

Bard’s vascular products cover a wide range of minimally invasive devices for the treatment of peripheral vascular disease (“PVD”) and end-stage renal disease (“ESRD”). These products include: percutaneous transluminal angioplasty (“PTA”) catheters, chronic total occlusion (“CTO”) catheters, guidewires, fabrics, meshes, introducers and accessories; valvuloplasty balloons; peripheral vascular stents, self-expanding and balloon-expandable covered stents and vascular grafts; vena cava filters; and biopsy devices. Bard’s low-profile catheter and high-pressure balloon technology has made Conquest®, Atlas® and Dorado® PTA catheters leading choices of clinicians for the treatment of arterial venous access stenosis and other PVDs. Bard began selling the Lutonix® drug-coated PTA balloon for the treatment and prevention of vascular disease in Europe in 2012 and in the United States in October 2014, upon receipt of regulatory approval from the FDA. Bard’s Ultraverse® and VascuTrak® PTA catheters and Crosser™ CTO catheter give Bard one of the broadest offerings in the small-vessel segment of the PVD market. Bard’s line of peripheral vascular stents, covered stents and vascular grafts includes the Flair® AV (arterial venous) Access Stent Graft, E•Luminexx® and LifeStar® Iliac Stents, and the LifeStent® family of stents approved for use in the superficial femoral and proximal popliteal arteries. Bard’s vena cava filters product line includes devices that can be either permanently implanted or retrieved after the threat of blood clots traveling from the lower extremities to a patient’s lungs has passed. Bard also offers products for the treatment of ESRD through a broad line of long-term dialysis catheters with market leading products including GlidePath™, Equistream®, Decathlon®, Hickman® and Reliance® catheters. Bard also offers a market leading portfolio of automatic core needle biopsy devices including MaxCore®, Magnum®, the Mission™ lightweight semi-automatic biopsy device and the Marquee™ disposable core biopsy instrument. Bard’s Vacora® and Finesse® devices combine the benefits of a vacuum-assisted biopsy technology with a portable, self-contained needle system for the diagnosis of breast tumors. Bard offers a wide variety of products across the percutaneous breast biopsy and tissue marker segments. The EnCor® and EnCor Enspire® breast biopsy systems allow for ultrasound-, stereotactic- and MRI-guided breast biopsy procedures, and Bard’s breast tissue markers include the SenoMark®, StarchMark®, Gel Mark®, UltraClip® and UltraCor® product lines. In 2014, Bard began recording revenue related to royalty payments received from W.L. Gore & Associates Inc.

Urology Products

Bard’s urology products include basic urology drainage products, fecal and urinary continence products, urological specialty products and Targeted Temperature Management™ products. The Foley catheter, which Bard introduced in 1934, remains one of the most frequently used products in the urology field. Bard has a market-leading position in Foley catheters, including the infection control Foley catheter (Bardex® I.C. Foley catheter), which has been proven to substantially reduce the rate of urinary tract infections. Bard also has a line of intermittent self-catheters and male external catheters, primarily used in non-acute settings. In January 2016, Bard acquired Liberator Medical Holdings, Inc., a durable medical equipment supplier, to vertically integrate and expand its presence in the non-acute segment of the market. Other products include: fecal incontinence products; brachytherapy devices and radioactive seeds used to treat prostate cancer; intermittent urinary drainage catheters, urine monitoring and collection systems; ureteral stents; and specialty devices for stone removal procedures. Bard markets the proprietary line of StatLock® catheter stabilization devices, which are used primarily to secure peripheral intravenous catheters, thereby reducing restarts and other complications. These devices are also used to secure many other types of catheters sold by Bard and other companies, including Foley catheters. In addition, Bard markets the Arctic Sun® system with proprietary ArcticGel™ pads providing therapy for patients requiring Targeted Temperature Management™.

Oncology Products

Bard’s oncology products cover a wide range of devices used in the treatment and management of various cancers and other diseases and disorders. These include specialty vascular access catheters and ports, vascular access ultrasound devices, dialysis access catheters and enteral feeding devices. Bard’s specialty vascular access products serve a well-established market in which Bard holds a leading position. The features and benefits of Bard’s broad line of peripherally inserted central catheters (“PICCs”) have allowed Bard to capitalize on this important segment of the specialty vascular access market. Bard’s PowerPICC® catheters and PowerPort® devices can also be used to inject contrast media at high flow rates. These devices eliminate the need to place an additional catheter in the significant number of PICC and port recipients who also require contrast enhanced CT (computed tomography) scans. Bard’s Site-Rite® vascular access ultrasound device and Sherlock™ tip locator system help nurses place a PICC at a patient’s bedside, making PICCs a more convenient and cost-effective treatment option. Bard’s 3CG Tip Confirmation System™ can be used in place of imaging technologies such as x-rays to confirm proper placement of the PICC prior to treatment. Both Sherlock™ and Sherlock 3CG™ can be integrated into the Site Rite® system facilitating bedside placement. For patients not requiring central venous access, Bard offers a wide range of midline catheters as well as guidewire-assisted peripheral intravenous lines.

Surgical Specialty Products

Bard’s surgical specialty products include implanted grafts and fixation devices for hernia and soft tissue repairs in addition to hemostats and surgical sealants. Bard’s soft tissue repair products consist of hernia repair grafts, including permanent synthetic and bioresorbable synthetic products, natural-tissue configurations, and hernia fixation devices. Bard has a full line of products for inguinal (groin) hernias including the Perfix® Plug and 3D Max® product lines. Bard has products for the repair of ventral (abdominal) hernias including the Ventrio®, Ventrio® ST, Ventralex®, Ventralex® ST and Ventralight® ST synthetic grafts. In addition, Bard markets the ECHO PS® Positioning System which helps facilitate mesh deployment in laparoscopic surgical repair. Bard also markets the Phasix™ line of products for both inguinal and ventral hernias. The product incorporates advanced polymer technology based on a fully resorbable platform that is resorbed naturally by the body over time. Bard’s Phasix™ ST incorporates an anti-adhesion layer allowing for laparoscopic placement. Bard’s line of natural-tissue products includes the XenMatrix® and Allomax® grafts used to repair complex ventral hernias and soft tissue reconstruction. Bard also sells XenMatrix® AB, the first of its kind anti-bacterial natural-tissue surgical graft. Bard’s hernia fixation devices include OptiFix™, a bioresorbable-tack fixation device and Capsure®, a permanent fixation device for use in laparoscopic and open surgical procedures. Bard also offers the Progel© surgical sealant, which is the only FDA-approved product available for intraoperative sealing of air leaks in connection with open, video-assisted and robotic thoracic surgery. Bard’s Arista® AH hemostat product line complements Bard’s Progel© surgical sealant technology and is a plant based hemostat that is used as an adjunct to mechanical techniques to control bleeding in a variety of surgical procedures.

International

Bard markets its products through subsidiaries to customers in over 100 countries outside the United States. The products sold in the international markets include many of the products described above. However, the principal markets, products and methods of distribution in Bard’s international businesses vary with market size and stage of development. Bard’s principal international markets are currently in Europe, China and Japan. Approximately 72% of international sales are of products manufactured by Bard in the United States, Puerto Rico or Mexico.

Bard’s foreign operations are subject to certain financial and other risks, and international operations in general present complex tax and cash management issues. Relationships with customers and effective terms of sale frequently vary by country. Trade receivable balances outside the United States generally are outstanding for longer periods than in the United States, particularly in Europe. Inventory management is also an important business concern due to the potential for rapidly changing business conditions and currency exposure. Foreign currency exchange rate fluctuations can affect income and cash flows of international operations. Bard attempts to hedge some of these currency exposures to help reduce the effects of foreign exchange fluctuations on the business.

Other Recent Developments

On May 18, 2017, we issued notices of redemption in respect of approximately $1.7 billion aggregate principal amount of the following series of notes:

•	the following series of notes issued by us pursuant to the indenture, dated March 1, 1997, between us and The Bank of New York Mellon Trust Company, N.A., as successor trustee to The Chase Manhattan Bank, which is the same indenture governing the notes offered hereby:
○	$1,000,000,000 aggregate principal amount of our 1.800% Notes due December 15, 2017, bearing interest at a stated rate of 1.800% per annum and maturing on December 15, 2017 (the “BD Redeemed 2017 Notes”);
○	$346,668,000 aggregate principal amount of our 5.000% Notes due May 15, 2019, bearing interest at a stated rate of 5.000% per annum and maturing on May 15, 2019; and
○	$326,479,000 aggregate principal amount of our 6.375% Notes due August 1, 2019, bearing interest at a stated rate of 6.375% per annum and maturing on December 15, 2017; and
•	the following series of notes issued by CareFusion, our wholly owned subsidiary, pursuant to the indenture, dated July 21, 2009, between CareFusion and Deutsche Bank Trust Company Americas, as trustee, as supplemented from time to time:
○	$34,998,000 aggregate principal amount of CareFusion’s 6.375% Notes due August 1, 2019, bearing interest at a stated rate of 6.375% per annum and maturing on August 1, 2019;
○	$6,150,000 aggregate principal amount of CareFusion’s 3.300% Notes due March 1, 2023, bearing interest at a stated rate of 3.300% per annum and maturing on March 1, 2023;
○	$2,508,000 aggregate principal amount of CareFusion’s 3.875% Notes due May 15, 2024, bearing interest at a stated rate of 3.875% per annum and maturing on May 15, 2024; and
○	$123,000 aggregate principal amount of CareFusion’s 4.875% Notes due May 15, 2044, bearing interest at a stated rate of 4.875% per annum and maturing on May 15, 2044.

In this prospectus supplement, we refer to such notes as the “BD Redeemed Notes” and we refer to the BD Redeemed Notes other than the BD Redeemed 2017 Notes, as the “BD Redeemed Other Notes.”

The redemption price for the BD Redeemed Notes is payable on June 19, 2017. We expect to use the net proceeds of this offering, together with cash on hand, to fund the redemption price for the BD Redeemed Other Notes and to pay accrued interest, related premiums, fees and expenses in connection therewith. The redemption price for the BD Redeemed 2017 Notes is expected to be funded using a portion of the proceeds of the USD Notes Offering. The USD Notes Offering was made under a separate prospectus supplement. The completion of this offering of notes and the completion of the USD Notes Offering are not conditioned upon one another.

THE OFFERING

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to “Description of Notes.” As used in this section, the terms “us,” “we” and “our” refer only to Becton, Dickinson and Company and not to any of its subsidiaries.

Issuer
Becton, Dickinson and Company, a New Jersey corporation.
Notes Offered
€         Floating Rate Notes due          , 2019.
Maturity Date
         , 2019.
Interest Rate
Three month EURIBOR plus       %, reset quarterly; the minimum interest rate on the notes shall be zero.
Interest Payment Dates
We will pay interest on the notes quarterly in arrears on          ,          ,           and           of each year, commencing          , 2017.

Interest on the notes will accrue from          , 2017.

Currency of Payment
All payments of interest and principal, including payments made upon any redemption of the notes, will be payable in euro. If, on or after the date of this prospectus supplement, the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. See “Description of Notes—Issuance in Euro.”
Additional Amounts
We will, subject to certain exceptions and limitations set forth herein, pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by us or a paying agent of the principal of and interest on each of the notes to a holder who is not a United States person, after withholding or deduction solely with respect to any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the notes to be then due and payable. See “Description of Notes—Payment of Additional Amounts.”
Redemption for Tax Reasons
We may redeem the notes in whole, but not in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to be redeemed to, but excluding, the date fixed for redemption, at any time in the event of certain developments affecting U.S. taxation. See “Description of Notes—Redemption for Tax Reasons.” The notes are otherwise not redeemable at our option prior to maturity.
Change of Control Triggering Event Offer
If a change of control triggering event occurs, the holders of the notes will have the right to require us to repurchase all or a portion of the notes at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of Notes—Offer to Repurchase Upon Control Offer Triggering Event.”

Certain Covenants
We will issue the notes under our indenture, dated as of March 1, 1997, between us and The Bank of New York Mellon Trust Company, N.A., as successor to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee. The indenture covenants include a limitation on liens and a restriction on sale and leasebacks, change of control and consolidation, merger and sale of assets covenants. Each covenant is subject to a number of important exceptions, limitations and qualifications that are described under “Description of Notes—Certain Covenants.”
Priority
The notes will be our senior unsecured obligations, will rank equally in right of payment with all of our other senior unsecured indebtedness (including the Bank Facilities) and will be effectively subordinated in right of payment to all of our existing and future secured indebtedness (to the extent of the value of the collateral securing such indebtedness).

At March 31, 2017, we had an insignificant amount of secured indebtedness and approximately $10.3 billion of total indebtedness. Our pro forma indebtedness as of March 31, 2017, after giving effect to the Bard Acquisition, the Equity Financing, the Debt Financing (as defined herein) and the other adjustments set forth under “Unaudited Pro Forma Condensed Combined Financial Information,” would have been approximately $22.9 billion on a consolidated basis. See “Description of the Bard Acquisition—Financing of the Bard Acquisition.”

The notes offered hereby will also be structurally subordinated to all obligations of our subsidiaries with respect to the assets of such subsidiaries (including Bard and its subsidiaries), other than any subsidiaries that may guarantee the notes in the future. As of March 31, 2017, our consolidated subsidiaries had approximately $59.5 million of total indebtedness and Bard had approximately $1.8 billion of total indebtedness (including $1.15 billion of Bard Notes proposed to be exchanged for the BD Notes in the Exchange Offers and $500.0 million of the Bard 2018 Notes proposed to be redeemed immediately prior to the closing of the Bard Acquisition). See “Risk Factors—Risks Related to the Notes—The notes will be effectively junior to all of our existing and future secured debt and structurally junior to the existing and future obligations of our subsidiaries.” and “Description of Notes—Priority.”

Form and Denomination
The notes will be issued in fully registered form in denominations of €100,000 and in integral multiples of €1,000 in excess thereof.

DTC Eligibility
The notes will be represented by global certificates deposited with, or on behalf of, a common depositary and registered in the name of the nominee of the common depositary for the accounts of Clearstream and Euroclear. See “Book-Entry; Delivery and Form.”
Listing and Trading
The notes constitute a new issue of securities, for which there is no existing trading market. We intend to apply to list the notes on the NYSE. The listing application will be subject to approval by the NYSE. We currently expect trading in the notes on the NYSE to begin within 30 days after the original issue date. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the notes at any time. We cannot provide you with any assurance regarding the liquidity of any trading market for the notes that develops, the ability of holders of the notes to sell their notes or the prices at which holders may be able to sell their notes.
Use of Proceeds
We estimate that the net proceeds to us from this offering will be approximately €       million or $       million based on an exchange rate of €1.00 to $       on          , 2017, as reported by          , after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds of this offering, together with cash on hand, to redeem all of the outstanding BD Redeemed Other Notes and to pay accrued interest, related premiums, fees and expenses in connection therewith. See “Use of Proceeds.”

Certain of the underwriters or their affiliates may hold a portion of the outstanding BD Redeemed Other Notes and accordingly may receive a portion of the proceeds of this offering.

Governing Law
The notes and the related indenture will be governed by the laws of the State of New York.
Trustee and Registrar
The Bank of New York Mellon Trust Company, N.A.
Paying Agent
The Bank of New York Mellon, London Branch.
Calculation Agent
The Bank of New York Mellon, London Branch.
Risk Factors
See “Risk Factors” beginning on page S-23 of this prospectus supplement to read about important factors you should consider before buying the notes.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BECTON, DICKINSON

The following summary historical consolidated financial information for each of the six months ended March 31, 2017 and 2016 has been derived from our unaudited interim consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus. In the opinion of our management, all adjustments considered necessary for a fair presentation of such interim financial information have been included. The following summary historical consolidated financial information as of September 30, 2016 and 2015 and for each of the years in the three-year period ended September 30, 2016 has been derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus. The following summary historical consolidated balance sheet data as of March 31, 2016 and September 30, 2014 has been derived from our consolidated financial statements not included or incorporated by reference into this prospectus supplement and the accompanying prospectus. Our operating results for the six months ended March 31, 2017 are not necessarily indicative of the results to be expected for any future periods.

On March 17, 2015, we completed the acquisition of Carefusion Corporation (“Carefusion”) in which we acquired a 100% interest in Carefusion (the “Carefusion Acquisition”). Accordingly, our operating results for the periods following the CareFusion Acquisition may not be comparable to the periods prior to the CareFusion Acquisition.

This information is only a summary and should be read in conjunction with our management’s discussion and analysis of financial condition and results of operations incorporated by reference into this prospectus supplement and the accompanying prospectus and the historical consolidated financial statements and the notes thereto referred to above. See “Where You Can Find More Information and Incorporation by Reference” in this prospectus supplement.

	As of and For the Six Months Ended March 31,		As of and For the Year Ended September 30,
($ in millions except per share data)	2017	2016	2016	2015	2014
Statement of Income Data:
Revenue	$5,892	$6,054	$12,483	$10,282	$8,446
Cost of Products Sold	3,007	3,162	6,492	5,587	4,145
Selling and Administrative Expense	1,432	1,480	3,005	2,563	2,145
Research and Development Expense	368	369	828	632	550
Acquisitions and Other Restructurings	163	225	728	426	—
Other Operating (Income) Expense	(335)	—	—	—	—
Total Operating Costs and Expenses	4,635	5,236	11,053	9,207	6,840
Operating Income	1,257	818	1,430	1,074	1,606
Interest Expense	(181)	(196)	(388)	(371)	(135)
Interest Income	12	9	21	15	46
Other income (expense), net	(34)	11	11	21	5
Income Before Income Taxes	1,054	642	1,074	739	1,522
Income Tax Provision	149	75	97	44	337
Net Income	$905	$567	$976	$695	$1,185
Basic Earnings Per Share	$4.24	$2.67	$4.59	$3.43	$6.13
Diluted Earnings Per Share	$4.15	$2.62	$4.49	$3.35	$5.99
Balance Sheet Data:
Total Current Assets(1)	$4,891	$6,612	$6,367	$5,659	$5,775
Total Assets(1)	24,121	26,236	25,586	26,478	12,384
Short-term Debt	1,224	1,651	1,001	1,452	203
Total Current Liabilities(1)	4,018	4,380	4,400	4,381	2,225
Long-term Debt	9,082	10,864	10,550	11,370	3,768
Total Shareholders’ Equity	7,963	7,666	7,633	7,164	5,053

	As of and For the Six Months Ended March 31,		As of and For the Year Ended September 30,
($ in millions except per share data)	2017	2016	2016	2015	2014
	(unaudited)
Other Data(2):
EBITDA(a)	$1,758	$1,407	$2,575	$2,001	$2,219
Adjusted Revenues(b)	5,892	6,054	12,497	10,302	8,446
Adjusted Earnings Per Share(c)	4.63	4.13	8.59	7.16	6.50
Free Cash Flow(d)	761	751	1,841	1,097	1,093
(1)	Amounts as of September 30, 2014 reflect the adoption of an accounting standard update that requires all deferred tax assets and liabilities to be reported as non-current in the consolidated balance sheets.
(2)	EBITDA, adjusted revenues, adjusted earnings per share, and free cash flow are non-GAAP financial measures which are defined in the accompanying footnotes below. Reconciliations of the differences between these non-GAAP financial measures and their most comparable financial measures calculated and presented in accordance with GAAP are also set forth below.

Management provides non-GAAP measures to investors on a supplemental basis in addition to GAAP results, as these measures provide additional insight into the Company’s financial results. Management believes the non-GAAP results provide a reasonable measure of the Company’s underlying performance before the effects of items that are considered by management to be outside of the Company’s underlying operational results or that affect period to period comparability. However, non-GAAP results should not be considered in isolation and are not in accordance with, or a substitute for, GAAP results. Also, the Company’s non-GAAP results may differ from similar measures used by other companies, even if similar terms are used to identify such measures. Although management believes non-GAAP results are useful in evaluating the performance of its business, its reliance on these measures is limited since items excluded from such measures may have a material impact on the Company’s net income, earnings per share or cash flows calculated in accordance with GAAP. Therefore, management typically uses non-GAAP results in conjunction with GAAP results to address these limitations. Investors should also consider these limitations when evaluating the Company’s results.

Management uses each of these non-GAAP measures in its own evaluation of the Company’s performance, particularly when comparing performance to past periods and to the performance of peer companies. Management also uses the non-GAAP results for budget planning purposes on a quarterly and annual basis.

While we utilize these non-GAAP financial measures in managing and analyzing our business and financial condition and believe they are useful to management and to investors for the reasons described above, these non-GAAP measures have certain shortcomings. Management compensates for the shortcomings by utilizing EBITDA, adjusted revenues, adjusted earnings per share and free cash flow in conjunction with comparable GAAP financial measures. The information presented in this section should be read in conjunction with the consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

a)	EBITDA is defined as net income plus interest expense, taxes, depreciation and amortization. The following are the components of EBITDA for the six months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended September 30, 2016.
	For the Six Months Ended March 31,		For the Year Ended September 30,
($ in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net income	$905	$567	$976	$695	$1,185
Interest expense	181	196	388	371	135
Income taxes	149	75	97	44	337
Depreciation and amortization	523	569	1,114	891	562
EBITDA	$1,758	$1,407	$2,575	$2,001	$2,219
b)	Adjusted revenue is defined as revenue as reported, adjusted for the amortization of a write-down of CareFusion’s deferred revenue, which was written down in the related purchase price allocation as a fair value-based adjustment. The deferred revenue adjustments relate to revenue for software maintenance contracts in the United States that are typically deferred and recognized over the term of the contracts. These write downs served to lower reported revenues for these periods, and management makes these adjustments so investors can better understand the Company’s underlying revenue growth rates. See the table presented below for a reconciliation of revenues as reported to adjusted revenues for the six months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended September 30, 2016.
	For the Six Months Ended March 31,		For the Year Ended September 30,
($ in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Revenues as reported	$5,892	$6,054	$12,483	$10,282	$8,446
Deferred revenue adjustment	—	—	14	20	—
Adjusted revenues	$5,892	$6,054	$12,497	$10,302	$8,446

c)	Adjusted earnings per share is defined as adjusted net income divided by the number of diluted weighted average shares outstanding. Management presents adjusted earnings per share after adjusting net income for items that management believes affect the comparability of the periods presented. The accompanying footnotes to the table below describe the adjustments used by management to arrive at adjusted net income. These items are not considered by management to be part of the Company’s ordinary operations, and these adjustments allow investors to better understand the underlying operating results of the Company and facilitate comparisons between the periods shown. See the table presented below for a reconciliation of net income as reported to adjusted earnings per share presented for the six months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended September 30, 2016.
	For the Six Months Ended March 31,		For the Year Ended September 30,
$ and shares in millions	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net income as reported	$905	$567	$976	$695	$1,185
Adjustments:
Purchase accounting adjustments(1)	255	268	527	645	74
Restructuring costs(2)	46	149	526	271	—
Integration costs(2)	109	75	192	95	—
Transaction costs(2)	14	—	10	59	6
Pension settlement charges(3)	—	—	6	—	3
Financing costs(2)	—	—	—	107	—
Employee termination-related charges(2)	—	—	—	(5)	36
Litigation-related charges(4)	(336)	—	—	12	—
Loss on debt extinguishment(5)	42	—	—	—	—
Research and development charges(6)	—	—	—	—	26
Other specified items, net(7)	—	—	—	—	8
Subtotal of adjustments	130	492	1,261	1,184	153
Income tax benefit of special items	(27)	(164)	(369)	(400)	(52)
Adjusted net income	$1,008	$895	$1,868	$1,479	$1,286
Weighted average shares outstanding - diluted	218.0	216.7	217.5	207.5	197.7
Earnings per share	$4.63	$4.13	$8.59	$7.14	$6.50
Dilutive share impact(8)	—	—	—	0.02	—
Adjusted earnings per share	$4.63	$4.13	$8.59	$7.16	$6.50

Note: individual amounts have been rounded to ensure clerical accuracy.

(1)	Primarily represents non-cash amortization expense associated with acquisition-related identifiable intangible assets. The Company’s amortization expense is primarily recorded in cost of products sold. Amortization and depreciation expense relating to assets acquired in the CareFusion transaction was $492 million in fiscal year 2016 compared with $284 million in fiscal year 2015. The adjustments in fiscal year 2016 also included a net decrease in the fair value of certain contingent consideration liabilities of $25 million. The adjustments in fiscal year 2015 included a fair value step-up adjustment of $293 million recorded relative to CareFusion’s inventory on the acquisition date and a pre-tax acquisition-date accounting gain of $9 million on a previously held investment. The adjustment in fiscal year 2014 all relates to non-cash amortization expense of intangible assets.
(2)	Primarily represents restructuring, integration, transaction and financing costs associated with the CareFusion Acquisition and portfolio rationalization, as well as other employee-related termination costs.
(3)	Represents pension settlement charges associated with lump sum benefit payments made from the Company’s U.S. supplemental pension plan, as such payments exceeded the service and interest components of the plan’s pension cost.
(4)	$(336) million for the six months ended March 31, 2017 represents the reversal of certain reserves related to an appellate court decision which, among other things, reversed an unfavorable antitrust judgment in the Retractable Technologies, Inc. (“RTI”) case. $12 million in fiscal year 2015 represents a charge for RTI’s attorneys’ fees.
(5)	Represents a loss recognized upon the extinguishment of certain long-term senior notes.
(6)	Represents charges incurred in fiscal year 2014 by the Medical and Life Sciences segments of $6 million and $20 million, respectively, in connection with the segments’ terminations of certain development programs.
(7)	Primarily represents $11 million contract termination costs that resulted from the early termination of a European distributor arrangement, a $5 million held-for-sale asset adjustment and a gain of $(8) million related to a sale of an equity investment.
(8)	Represents the dilutive impact of Company shares issued as part of the purchase consideration for the CareFusion Acquisition prior to the consolidation of its operating results beginning on April 1, 2015.

d)	Free cash flow is defined as cash from our operating activities, less capital expenditures and capitalized software expenditures. See the table presented below for a reconciliation of net cash provided by operating activities to free cash flow for the six months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended September 30, 2016.
	For the Six Months Ended March 31,		For the Year Ended September 30,
($ in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net cash provided by operating activities	$1,040	$1,020	$2,559	$1,730	$1,746
Less capital expenditures	(272)	(258)	(693)	(596)	(592)
Less capitalized software expenditures	(7)	(11)	(25)	(37)	(61)
Free cash flow	$761	$751	$1,841	$1,097	$1,093

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BARD

The following summary historical consolidated financial information as of and for each of the three months ended March 31, 2017 and 2016 has been derived from the unaudited interim consolidated financial statements of Bard incorporated by reference into this prospectus supplement and the accompanying prospectus. The following summary historical consolidated financial information as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 has been derived from the audited consolidated financial statements of Bard incorporated by reference into this prospectus supplement and the accompanying prospectus. The following summary historical consolidated balance sheet data as of March 31, 2016 and December 31, 2014 has been derived from Bard’s consolidated financial statements not included or incorporated by reference into this prospectus supplement and the accompanying prospectus. Bard’s operating results for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for any future periods.

This information is only a summary and should be read in conjunction with the historical consolidated financial statements of Bard. See “Where You Can Find More Information and Incorporation by Reference” in this prospectus supplement and the accompanying prospectus.

	As of and For the Three Months Ended March 31,		As of and For the Year Ended December 31,
($ in millions except per share amounts)	2017	2016	2016	2015	2014
	(unaudited)
Statement of Income Data:
Net Sales	$939	$874	$3,714	$3,416	$3,324
Cost and Expenses:
Cost of Goods Sold	354	321	1,372	1,301	1,259
Marketing, Selling and Administrative Expense	285	271	1,102	1,012	981
Research and Development Expense	70	68	293	259	302
Interest Expense	15	11	54	45	45
Other Expense, Net	13	60	229	450	291
Total Costs and Expenses	737	731	3,050	3,067	2,878
Income from Operations Before Income Taxes	202	143	664	349	446
Income Tax Provision	24	27	133	214	151
Net Income	$178	$116	$531	$135	$295
Basic Earnings Per Share Available to Common Shareholders	$2.42	$1.56	$7.15	$1.80	$3.83
Diluted Earnings Per Share Available to Common Shareholders	$2.37	$1.54	$7.03	$1.77	$3.76
Balance Sheet Data:
Total Current Assets(1)	$2,301	$1,978	$2,316	$1,969	$1,954
Total Assets(1)	5,245	5,101	5,306	4,844	5,009
Short-term Borrowings and Current maturities of Long-term Debt	609	526	—	250	78
Total Current Liabilities(1)	1,559	1,393	1,109	1,261	615
Long-term Debt	1,143	1,145	1,642	1,144	1,397
Total Shareholders’ Investment	1,672	1,460	1,675	1,455	1,805
Other Data(2):
EBITDA(a)	$268	$207	$931	$587	$665
Adjusted Earnings Per Share(b)	2.87	2.34	10.29	9.08	8.40
Free Cash Flow(c)	118	46	447	695	533
(1)	Amounts as of March 31, 2016 and December 31, 2014 reflect the adoption of an accounting standard update that requires all deferred tax assets and liabilities to be reported as non-current in the consolidated balance sheets.

(2)	Adjusted earnings per share is Bard’s historical non-GAAP financial measure. In addition, Bard presents EBITDA and free cash flow, as Bard believes they are recognized tools used by investors and securities analysts to evaluate certain aspects of Bard’s operating performance. These measures are defined in the accompanying footnotes below.

Bard believes that these non-GAAP measures provide an additional and meaningful assessment of Bard’s ongoing operating performance. Because Bard has historically reported non-GAAP results to the investment community, Bard also believes that the inclusion of these non-GAAP measures provides consistency in its financial reporting and facilitates investors’ understanding of Bard’s historic operating trends by providing an additional basis for comparisons to prior periods. Bard uses these non-GAAP measures: (1) to establish financial and operational goals; (2) to monitor the company’s actual performance in relation to its business plan and operating budgets; (3) to evaluate the company’s core operating performance and understand key trends within the business; and (4) as part of several components it considers in determining incentive compensation.

Bard recognizes that the use of these non-GAAP measures has limitations, including the fact that they may not be comparable with similar non-GAAP measures used by other companies and that Bard must exercise judgment in determining which types of charges or other items should be excluded from the non-GAAP information. Bard compensates for these limitations by providing disclosure of each non-GAAP measure and a reconciliation to the most directly comparable GAAP measure. All non-GAAP measures are intended to supplement the applicable GAAP disclosures and should not be considered in isolation from, or as a replacement for, financial information prepared in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most comparable GAAP measures, please see the below tables.

a)	EBITDA is defined as net income plus interest expense, taxes, depreciation and amortization. The following are the components of EBITDA for the three months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2016.
	For the Three Months Ended March 31,		For the Year Ended December 31,
($ in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net income	$178	$116	$531	$135	$295
Interest expense	15	11	54	45	45
Income taxes	24	27	133	214	151
Depreciation and amortization	51	53	213	193	174
EBITDA	$268	$207	$931	$587	$665
b)	Adjusted earnings per share is defined as adjusted net income available to common shareholders divided by the number of diluted weighted average shares outstanding. Bard presents adjusted earnings per share after adjusting net income for items that Bard believes affect the comparability of the periods presented. The accompanying footnotes to the table below describe the adjustments used by Bard to arrive at adjusted net income. These items are not considered by Bard’s management to be part of Bard’s ordinary operations, and these adjustments allow investors to better understand the underlying operating results of Bard and facilitate comparisons between the periods shown. See the table presented below for a reconciliation of net income as reported to adjusted earnings per share presented for the three months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2016.
	For the Three Months Ended March 31,		For the Year Ended December 31,
($ and shares in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net income as reported	$178	$116	$531	$135	$295
Adjustments:
Amortization of intangible assets(1)	32	32	131	120	109
Acquisition-related items(2)	3	5	7	32	32
Asset impairments(3)	—	—	1	4	6
Litigation charges, net(4)	12	49	205	595	289
Gore litigation gain(5)	—	—	—	(211)	—
Restructuring and productivity initiative costs(6)	3	10	30	42	12
Gain on sale of investment(7)	—	—	—	—	(7)
Medical device excise tax(8)	—	—	—	—	(4)
Tax item(9)	—	—	(3)	—	(11)
Subtotal of adjustments	50	96	371	582	426
Income tax benefit of special items	(13)	(35)	(125)	(22)	(63)
Adjusted net income	$215	$177	$777	$695	$658
Adjusted net income	$215	$177	$777	$695	$658
Less: income allocated to participating securities	(1)	(1)	(4)	(10)	(11)
Adjusted net income available to common shareholders	$214	$176	$773	$685	$647

Weighted average shares outstanding - diluted	74.7	75.2	75.2	75.4	77.1
Adjusted earnings per share	$2.87	$2.34	$10.29	$9.08	$8.40

Note: individual amounts have been rounded to ensure clerical accuracy.

(1)	Represents amortization expense of intangible assets that is included in cost of goods sold on an “as reported” basis.

(2)	Represents acquisition-related costs primarily including purchased research and development, transaction costs, purchase accounting adjustments and integration costs.
(3)	Relates to certain non-cash asset impairment charges.
(4)	Primarily represents estimated costs for product liability and other litigation-related matters.
(5)	Represents a gain related to a patent infringement litigation against W.L. Gore & Associates, Inc.
(6)	Represents certain costs incurred in connection with productivity initiatives to optimize and streamline certain manufacturing and administrative functions and includes consulting costs, primarily related to program creation and management, employee separation costs under the company’s existing severance program, and other related costs.
(7)	Represents a gain related to the sale of an equity investment.
(8)	Represents a credit related to the excise tax paid on U.S. medical device sales in 2013 associated with an agreement reached with the IRS during 2014.
(9)	Represents adjustments for decreases in the income tax provision as a result of the completion of certain IRS examinations.
c)	Free cash flow is defined as cash from Bard’s operating activities, less capital expenditures (including capitalized software). See the table presented below for a reconciliation of net cash provided by operating activities to free cash flow for the three months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2016.
	For the Three Months Ended March 31,		For the Year Ended December 31,
($ in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net cash provided by operating activities	$141	$67	$547	$798	$660
Less capital expenditures	(23)	(21)	(100)	(103)	(127)
Free cash flow	$118	$46	$447	$695	$533

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined balance sheet of the Company as of March 31, 2017 gives effect to (i) the Equity Financing, (ii) the drawing of the full amount under the Term Loan Facility and the USD Notes Offering (collectively, the “Debt Financing”), and (iii) the Bard Acquisition, each as more fully described below in the notes to the unaudited pro forma condensed combined financial information contained elsewhere in this prospectus supplement, as if they each occurred as of March 31, 2017. The following summary unaudited pro forma condensed combined statements of income of the Company for the six-month period ended March 31, 2017 and the fiscal year ended September 30, 2016 similarly give effect to the Equity Financing, the Debt Financing and the Bard Acquisition, as if they each occurred at the beginning of the period on October 1, 2015. The Equity Financing, the Debt Financing and the Bard Acquisition are collectively referred to as the “Transactions.” The following summary unaudited pro forma condensed combined financial information does not give effect to the Exchange Offers, the proposed redemption of the Bard 2018 Notes, this offering or the proposed redemption of the BD Redeemed Other Notes with the net proceeds therefrom.

The summary unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, our historical audited and interim unaudited consolidated financial statements, including the notes thereto, and Bard’s historical audited and interim unaudited consolidated financial statements, including the notes thereto. Our financial statements are included in our Annual Report on Form 10-K for the year ended September 30, 2016 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which have been incorporated by reference herein. The financial statements of Bard for the year ended December 31, 2016 and for the quarter ended March 31, 2017 are included in our Current Report on Form 8-K dated May 8, 2017, which is incorporated by reference herein. The historical interim financial information of Bard for the six months ended March 31, 2017 also was derived from Bard’s unaudited interim consolidated financial statements for the quarter ended September 30, 2016, which are not included or incorporated by reference herein. The notes to the unaudited pro forma condensed combined financial information contained elsewhere in this prospectus supplement describe the method of calculating the statement of income of Bard for the six months ended March 31, 2017. In order to conform Bard’s fiscal period to the Company’s for pro forma purposes, the annual 2016 and interim 2017 unaudited pro forma condensed combined statements of income presented elsewhere herein include Bard’s historical fourth calendar quarter of 2016 in both the annual and interim periods.

The summary unaudited pro forma condensed combined financial information includes unaudited pro forma adjustments that are factually supportable and directly attributed to the Transactions. In addition, with respect to the summary unaudited pro forma condensed combined statements of income, the unaudited pro forma adjustments are expected to have a continuing impact on the Company’s consolidated results. Assumptions underlying the pro forma adjustments are described in the notes to the unaudited pro forma condensed combined financial information contained elsewhere in this prospectus supplement, which should be read in conjunction with the summary unaudited pro forma condensed combined financial information contained below and the unaudited pro forma condensed combined financial information contained elsewhere in this prospectus supplement.

The unaudited pro forma adjustments are based upon available information and certain assumptions that our management believe are reasonable. The summary unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of our financial position or results of operations that would have occurred had the events been consummated as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information is not necessarily indicative of our future financial condition or operating results.

Management expects that the strategic and financial benefits of the Bard Acquisition will result in certain cost savings opportunities. However, given the preliminary nature of those cost savings, they have not been reflected in the accompanying unaudited pro forma condensed combined statements of income for either period.

The following unaudited pro forma condensed combined statements of income data is based on an assumption that an expected $9.675 billion aggregate principal amount of notes offered in the USD Notes Offering will be issued at a weighted-average interest rate of 3.2%. However, the Company ultimately agreed to issue the notes offered thereby in the same aggregate principal amount of $9.675 billion at an actual weighted-average interest rate of 3.3% as of May 22, 2017, subject to further adjustment based on future changes in three-month LIBOR interest rates with respect to the Floating Rate Notes due 2022. Based on these terms, the

Company’s pro forma annual interest expense as reflected in the unaudited pro forma condensed combined statements of income would have increased by approximately $10.0 million for the fiscal year ended September 30, 2016 and $5.0 million for the six months ended March 31, 2017. Similarly, the Company’s pro forma net income as reflected in the unaudited pro forma condensed combined statements of income would have decreased by approximately $6.0 million for the fiscal year ended September 30, 2016 and $3.0 million for the six months ended March 31, 2017.

The Bard Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, which will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Accordingly, the cost to acquire such interests will be allocated to the underlying net assets in proportion to their respective fair values. The fair value of Bard’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of March 31, 2017. Any excess of the purchase price over the estimated fair value of the net assets acquired will be recorded as goodwill. The allocation of purchase price is preliminary at this time, and will remain as such until we complete valuations and other studies in order to finalize the valuation of the net assets acquired, which is not expected to be substantially completed until December 31, 2017. The final allocation of the purchase price is dependent on a number of factors, including the final valuation of the fair value of all tangible and intangible assets acquired and liabilities assumed as of the closing date of the Bard Acquisition when additional information will be available. Such final adjustments, including changes to amortizable tangible and intangible assets, may be material.

For pro forma purposes only, the purchase price allocation discussed above was based on the value of the Company’s common stock expected to be transferred as part of the purchase consideration as of April 21, 2017 (which was the last trading day before the public announcement of the Bard Acquisition). The final value of the consideration to be transferred for accounting purposes will ultimately be based on the closing share price of the Company’s common stock on the last trading day prior to the closing date of the Bard Acquisition. Accordingly, the purchase price and its related allocation to the underlying net assets of Bard could change materially.

The consummation of the Bard Acquisition remains subject to the satisfaction of customary closing conditions, including the receipt of regulatory and Bard shareholder approvals. This information is only a summary and should be read in conjunction with the sections titled “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information” and the historical financial statements and related notes thereto for both the Company and Bard, incorporated by reference in this prospectus supplement.

	As of and For the Six Months Ended March 31,	As of and For the Year Ended September 30,
($ in millions except per share data)	2017	2016
	(unaudited)
Statement of Income Data:
Revenue	$7,798	$16,197
Cost of Products Sold(1)	4,002	8,451
Selling and Administrative Expense(1)	2,043	4,197
Research and Development Expense(1)	517	1,121
Acquisitions and Other Restructurings	165	757
Other Operating (Income) Expense	(277)	205
Total Operating Costs and Expenses	6,450	14,731
Operating Income	1,348	1,466
Interest Expense	(395)	(812)
Interest Income	12	21
Other (Expense) Income, Net	(31)	16
Income Before Income Taxes	934	691
Income Tax Provision	16	(167)
Net Income	918	858
Preferred Dividends	(76)	(152)
Net Income Attributable to Common Shareholders	$842	$706
Basic Earnings Per Common Share	$3.19	$2.68
Diluted Earnings Per Common Share	$3.07	$2.58

	As of and For the Six Months Ended March 31,	As of and For the Year Ended September 30,
($ in millions except per share data)	2017	2016
	(unaudited)
Balance Sheet Data:
Total Current Assets	$6,984
Total Assets	55,628
Short-term Debt	833
Total Current Liabilities	4,506
Long-term Debt	22,074
Total Shareholders’ Equity	20,321
Other Data:(2)
EBITDA(a)	$2,294	$3,507
Adjusted Revenues(b)	7,798	16,211
Adjusted Earnings Per Share(c)	4.52	8.26
Free Cash Flow(d)	937	2,066
(1)	Includes depreciation and amortization expense of $965 for the six months ended March 31, 2017 and $2,004 for the year ended September 30, 2016.
(2)	The following tables and accompanying footnotes present and describe pro forma non-GAAP measures for the six months ended March 31, 2017 and the year ended September 30, 2016, as calculated by the Company. For an explanation of management’s definition, presentation and use of these non-GAAP measures, see footnote (2) under “Summary Historical Consolidated Financial Information of Becton, Dickinson.” For an explanation of Bard’s definition, presentation and use of these non-GAAP measures, see footnote (2) under “Summary Historical Consolidated Financial Information of Bard.” The information presented in this section should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus supplement.
(a)	EBITDA on a pro forma basis is defined as pro forma combined net income plus the sum of pro forma interest expense, taxes, depreciation and amortization.
	For the Six Months Ended March 31,	For the Year Ended September 30,
($ in millions)	2017	2016
	(unaudited)
Pro forma net income	$918	$858
Interest expense	395	812
Income taxes	16	(167)
Depreciation and amortization	965	2,004
Pro forma EBITDA	$2,294	$3,507
(b)	Adjusted revenues on a pro forma basis represent the pro forma combined revenues of the Company and Bard, adjusted for the Company’s amortization of a write-down of CareFusion’s deferred revenue balance (see footnote (2)(b) under “Summary Historical Consolidated Financial Information of Becton, Dickinson” for more information).
	For the Six Months Ended March 31,	For the Year Ended September 30,
($ in millions)	2017	2016
	(unaudited)
Pro forma revenues	$7,798	$16,197
Deferred revenue adjustment	—	14
Pro forma adjusted revenues	$7,798	$16,211
(c)	Adjusted earnings per share on a pro forma basis is defined as pro forma combined, adjusted net income attributable to common shareholders divided by the number of pro forma diluted weighted average shares outstanding.

	For the Six Months Ended March 31,	For the Year Ended September 30,
($ in millions)	2017(3)	2016(3)
	(unaudited)
Pro forma net income	$918	$858
Adjustments(1):
Purchase accounting adjustments	320	658
Restructuring costs	53	556
Integration costs	106	199
Transaction costs	14	10
Pension settlement charges	—	6
Litigation-related charges (recoveries)	(279)	205
Loss on debt extinguishment	42	—
Asset impairments	—	1
Tax item	—	(3)
Subtotal of adjustments	256	1,632
Income tax benefit of special items(1)	(66)	(494)
Pro forma adjustment for amortization of intangibles(2)	339	677
Pro forma adjustment for income tax benefit on amortization of intangibles(2)	(129)	(257)
Pro forma adjusted net income	1,318	2,416
Less: preferred dividends(2)	(76)	(152)
Pro forma adjusted net income attributable to common shareholders	$1,242	$2,264
Pro forma weighted average shares outstanding - diluted	274.5	274.0
Pro forma adjusted earnings per share - diluted	$4.52	$8.26
(1)	See footnote (2) under “Summary Historical Consolidated Financial Information of Becton, Dickinson” for details of non-GAAP adjustments included by the Company and see footnote (2) under “Summary Historical Consolidated Financial Information of Bard” for details of non-GAAP adjustments included by Bard.
(2)	See Note 6 in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement.
(3)	Pro forma adjusted earnings per share for the year ended September 30, 2016 was calculated by adding the historical adjusted earnings per share data together for (i) the Company for its fiscal year ended September 30, 2016, (ii) Bard for its fiscal year ended December 31, 2016, and (iii) any pro forma adjustments for each respective period presented in “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement. In addition to any pro forma adjustments, the following reconciliation sets forth the compilation of historical adjusted earnings per share data necessary to align Bard’s interim period to the Company’s interim period for the six months ended March 31, 2017.

	Historical Bard					Historical Company	Combined
($ in millions)	Twelve Months Ended December 31, 2016	Less: Nine Months Ended September 30, 2016	Three Months Ended December 31, 2016	Add: Three Months Ended March 31, 2017	Six Months Ended March 31, 2017	Six Months Ended March 31, 2017	Six Months Ended March 31, 2017
	(unaudited)
Adjustments:
Purchase accounting adjustments(i)	$131	$98	$33	$32	$65	$255	$320
Restructuring costs	30	26	4	3	7	46	53
Integration costs(ii)	7	13	(6)	3	(3)	109	106
Transaction costs	—	—	—	—	—	14	14
Litigation-related charges	205	160	45	12	57	(336)	(279)
Loss on debt extinguishment	—	—	—	—	—	42	42
Asset impairments	1	1	—	—	—	—	—
Tax item	(3)	(3)	—	—	—	—	—
Subtotal of adjustments	$371	$295	$76	$50	$126	$130	$256
Income tax benefit of special items	$(125)	$(99)	$(26)	$(13)	$(39)	$(27)	$(66)
(i)	Bard historically presents these non-GAAP adjustments under the line item “Amortization of intangible assets.”
(ii)	Bard historically presents these non-GAAP adjustments under the line item “Acquisition-related items.”
(d)	Free cash flow on a pro forma basis is a representation of the historical combined free cash flows of the Company and Bard, along with any pro forma adjustments, for the periods presented below.
	For the Six Months Ended March 31,	For the Year Ended September 30,
($ in millions)	2017(1)	2016(1)
	(unaudited)
Net cash provided by operating activities	$1,384	$3,106
Less capital expenditures	(330)	(793)
Less capitalized software expenditures	(7)	(25)
Free cash flow - historical combined	$1,047	$2,288
Pro forma adjustment for cash interest(2)	(178)	(358)
Pro forma adjustment for cash tax benefits(2)	68	136
Free cash flow - pro forma	$937	$2,066
(1)	Pro forma free cash flow for the year ended September 30, 2016 was calculated by adding the historical financial data together for (i) the Company for its fiscal year ended September 30, 2016, (ii) Bard for its fiscal year ended December 31, 2016, and (iii) any pro forma adjustments for each respective period presented in “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement. In addition to any pro forma adjustments, the following reconciliation sets forth the compilation of historical combined free cash flow necessary to align Bard’s interim period to the Company’s interim period for the six months ended March 31, 2017.
	Historical Bard					Historical Company	Combined
($ in millions)	Twelve Months Ended December 31, 2016	Less: Nine Months Ended September 30, 2016	Three Months Ended December 31, 2016	Add: Three Months Ended March 31, 2017	Six Months Ended March 31, 2017	Six Months Ended March 31, 2017	Six Months Ended March 31, 2017
	(unaudited)
Net cash provided by operating activities	$547	$344	$203	$141	$344	$1,040	$1,384
Less capital expenditures(i)	(100)	(65)	(35)	(23)	(58)	(272)	(330)
Less capitalized software expenditures(i)	—	—	—	—	—	(7)	(7)
Free cash flow - historical combined	$447	$279	$168	$118	$286	$761	$1,047
(i)	Bard’s historical capitalized expenditures include capitalized software expenditures.
(2)	See Note 6 in the section titled “Unaudited Pro Forma Condensed Combined FinancialInformation” included elsewhere in this prospectus supplement.

RISK FACTORS

An investment in the notes involves a number of risks. You should carefully consider all the information set forth in this prospectus supplement and the accompanying prospectus and incorporated by reference herein before deciding to invest in the notes. In particular, we urge you to consider carefully the factors set forth below and under Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2016 (as such risk factors may be updated from time to time in our public filings, including our Quarterly Reports on Form 10-Q incorporated by reference herein), which is incorporated by reference herein. Any of these risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this prospectus supplement and the accompanying prospectus. While we believe we have identified and discussed below and in the documents incorporated by reference herein the material risks affecting our business, there may be additional risks and uncertainties that we do not presently know or that we do not currently believe to be material that may adversely affect such business, financial condition and results of operations in the future.

Risks Related to the Bard Acquisition

Completion of the Bard Acquisition is subject to conditions and if these conditions are not satisfied or waived, the Bard Acquisition will not be completed.

The obligations of us and Bard to complete the Bard Acquisition are subject to satisfaction or waiver of a number of conditions, including approval of the Bard Acquisition by the Bard shareholders, the expiration or termination of the applicable waiting period in connection with the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the receipt of any authorization or consent from certain other governmental authorities required to be obtained with respect to the merger under applicable foreign antitrust laws, the effectiveness of a registration statement on Form S-4 that we will file with respect to shares of our common stock to be issued in the Bard Acquisition, approval of the listing on the NYSE of shares of our common stock to be issued in the Bard Acquisition, and the absence of an injunction prohibiting the Bard Acquisition. Each party’s obligation to complete the Bard Acquisition is subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other customary conditions, the accuracy of the representations and warranties of the other party under the Bard Merger Agreement (subject to the materiality standards set forth in the Bard Merger Agreement), the performance by the other party of its respective obligations under the Bard Merger Agreement in all material respects and delivery of officer certificates by the other party certifying satisfaction of the two preceding conditions. Either we or Bard may, subject to certain exceptions, terminate the Bard Merger Agreement upon mutual consent or if the Bard Acquisition has not been consummated on or before January 23, 2018 (or before April 23, 2018 if all closing conditions have been satisfied other than the receipt of required competition approvals).

The failure to satisfy all of the required conditions could delay the completion of the Bard Acquisition for a significant period of time or prevent it from occurring. If the Bard Acquisition is not completed, our ongoing business may be materially adversely affected and, without realizing any of the benefits of having completed the Bard Acquisition, we will be subject to a number of risks, including the following:

•	the market price of our common stock or the trading price of the notes could decline;
•	if the Bard Merger Agreement is terminated and our board of directors seeks another business combination, we cannot be certain that we will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that Bard has agreed to in the Bard Merger Agreement;
•	time and resources, financial and other, committed by our management to matters relating to the Bard Acquisition could otherwise have been devoted to pursuing other beneficial opportunities for our company;
•	we may experience negative reactions from the financial markets or from our customers or employees; and
•	we will be required to pay our respective costs relating to the Bard Acquisition, including legal, accounting, financial advisory, financing and printing fees, whether or not the Bard Acquisition is completed.

In addition, if the Bard Acquisition is not completed, we could be subject to litigation related to any failure to complete the Bard Acquisition or related to any enforcement proceeding commenced against us to perform our obligations under the Bard Merger Agreement. The materialization of any of these risks could materially and adversely impact our ongoing business.

Similarly, any delay in completing the Bard Acquisition could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the Bard Acquisition and cause us not to realize some or all of the benefits that we expect to achieve if the Bard Acquisition is successfully completed within its expected timeframe. There can be no assurance that the conditions to the closing of the Bard Acquisition will be satisfied or waived or that the Bard Acquisition will be consummated. The notes offered hereby will remain outstanding whether or not the Bard Acquisition closes.

In order to complete the Bard Acquisition, we and Bard must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions, completion of the Bard Acquisition may be jeopardized or the anticipated benefits of the Bard Acquisition could be reduced.

Although we and Bard have agreed in the Bard Merger Agreement to use reasonable best efforts, subject to certain limitations, to make certain governmental filings, to obtain the required expiration or termination of the waiting period under the HSR Act and to obtain any authorization or consent from certain other governmental authorities required to be obtained with respect to the merger under applicable foreign antitrust laws, there can be no assurance that such approvals will be obtained. As a condition to granting termination of the waiting period under the HSR Act and to adoption of approvals of the Bard Acquisition, governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of our business after completion of the Bard Acquisition.

Under the terms of the Bard Merger Agreement, subject to certain exceptions, we and our subsidiaries are required to accept certain conditions and take certain actions imposed by certain governmental authorities that would apply to, or affect, the businesses, assets or properties of us, our subsidiaries or Bard and its subsidiaries. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of (i) delaying completion of the Bard Acquisition, (ii) imposing additional material costs on or materially limiting the revenues of the combined company following the Bard Acquisition, or (iii) otherwise adversely affecting our businesses and results of operations after completion of the Bard Acquisition. In addition, we can provide no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Bard Acquisition. The notes offered hereby will remain outstanding whether or not the Bard Acquisition closes.

Each party is subject to business uncertainties while the proposed merger is pending, which could adversely affect each party’s or the combined company’s business and operations.

In connection with the pendency of the Bard Acquisition, it is possible that some customers, suppliers and other persons with whom we or Bard have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with us or Bard, as the case may be, as a result of the Bard Acquisition, which could negatively affect our or Bard’s respective revenues, earnings and cash flows, regardless of whether the Bard Acquisition is completed. If the Bard Acquisition is completed, such terminations, changes or renegotiations could negatively affect the revenues, earnings and cash flows of the combined company.

These risks may be exacerbated by delays or other adverse developments with respect to the completion of the Bard Acquisition. The notes offered hereby will remain outstanding whether or not the Bard Acquisition closes.

Lawsuits may be filed against Bard, its directors, BD and Merger Corp challenging the Bard Acquisition, and an adverse ruling in such lawsuits may prevent the Bard Acquisition from becoming effective or from becoming effective within the expected time frame.

Bard, its directors, BD and Merger Corp may be named as defendants in putative class action lawsuits brought by purported Bard shareholders challenging the proposed Bard Acquisition and seeking, among other things, equitable relief to enjoin consummation of the Bard Acquisition, rescission of the merger and/or rescissory damages. Under the terms of the Bard Merger Agreement, one of the conditions to the completion of the Bard Acquisition is that no injunction by any court or other tribunal of competent jurisdiction will be in effect that prohibits or makes illegal the consummation of the Bard Acquisition. As such, if any such lawsuits are filed and any potential plaintiffs are successful in obtaining an injunction prohibiting the consummation of the Bard Acquisition, then such injunction may prevent the Bard Acquisition from becoming effective or from becoming effective within the expected time frame.

Risks Relating to the Combined Company After Completion of the Bard Acquisition

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the Bard Acquisition may not be realized.

We and Bard have operated and, until the completion of the Bard Acquisition, will continue to operate, independently. The success of the Bard Acquisition, including anticipated benefits and cost savings, will depend, in part, on our ability to successfully combine and integrate our business with the business of Bard.

The Bard Acquisition will involve the integration of Bard’s business with our existing business, which is a complex, costly and time-consuming process. It is possible that the pendency of the Bard Acquisition and/or the integration process could result in material challenges, including, without limitation:

•	the diversion of management’s attention from ongoing business concerns and performance shortfalls at one or both of the companies as a result of the devotion of management’s attention to the Bard Acquisition;
•	managing a larger combined company;
•	maintaining employee morale and retaining key management and other employees;
•	attracting and recruiting prospective employees;
•	the possibility of faulty assumptions underlying expectations regarding the integration process;
•	retaining existing business and operational relationships and attracting new business and operational relationships;
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations and inconsistencies in standards, controls, procedures and policies;
•	coordinating geographically separate organizations;
•	unanticipated issues in integrating information technology, communications and other systems;
•	litigation challenging the Bard Acquisition; and
•	unforeseen expenses or delays associated with the Bard Acquisition.

Many of these factors will be outside of the combined company’s control and any one of them could result in delays, increased costs, decreases in revenues and diversion of management’s time and energy from ongoing business concerns, which could materially affect the combined company’s financial position, results of operations and cash flows.

If we experience difficulties with the integration process, the anticipated benefits of the Bard Acquisition may not be realized fully or at all, or may take longer to realize than expected. These integration matters could have an adverse effect on (i) each of us and Bard during this transition period and (ii) the combined company for an undetermined period after completion of the Bard Acquisition. In addition, the actual cost savings of the Bard Acquisition could be less than anticipated.

In addition, certain risks associated with our industry and business described herein and in our public filings may become more significant following consummation of the Bard Acquisition, including, but not limited to, risks relating to: the continued focus by third-party payors on cost containment and government scrutiny of the healthcare industry’s sales and marketing practices, various healthcare reform proposals that have emerged on the federal and state levels and in other jurisdictions where the combined company sells its products, collective bargaining and labor activity and the integrity of our information systems that are run by third party vendors and such vendors’ ability to maintain their systems and reduce any vulnerability to disruptions and prevent cyber-attacks and other unauthorized access.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its expanded operations following the completion of the Bard Acquisition.

Following the completion of the Bard Acquisition, the size of the combined company’s business will be significantly larger than the current size of either our or Bard’s respective businesses. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of two discrete companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Bard Acquisition.

The combined company is expected to incur substantial expenses related to the completion of the Bard Acquisition and the integration of BD and Bard.

We and Bard have incurred, and expect to continue to incur, a number of non-recurring costs associated with the Bard Acquisition and combining the operations of the two companies. The substantial majority of non-recurring expenses will be comprised of transaction and regulatory costs related to the Bard Acquisition.

We also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Bard Acquisition and the integration of the two companies’ businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

In connection with the Bard Acquisition, we will incur significant additional indebtedness in addition to the notes offered hereby, and certain of Bard’s indebtedness will remain outstanding, which could adversely affect us, including by decreasing our business flexibility, and will increase our interest expense.

Our consolidated indebtedness as of March 31, 2017 was approximately $10.3 billion. Our pro forma indebtedness as of March 31, 2017, after giving effect to the Bard Acquisition, the Equity Financing, the Debt Financing and the other adjustments set forth under “Unaudited Pro Forma Condensed Combined Financial Information,” would have been approximately $22.9 billion on a consolidated basis. For a more complete description of the financial impact of the combined company’s indebtedness, see “Unaudited Pro Forma Condensed Combined Financial Information” and “Capitalization.” We will have substantially increased indebtedness following completion of the Bard Acquisition in comparison to our indebtedness on a recent historical basis, which could have the effect of, among other things, reducing our flexibility to respond to changing business and economic conditions and increasing our interest expense.

The amount of cash required to pay interest on our increased indebtedness levels, including the notes offered hereby, following completion of the Bard Acquisition, and thus the demands on our cash resources, will be greater than the amount of cash flows required to service our indebtedness prior to the Bard Acquisition. The increased levels of indebtedness following completion of the Bard Acquisition could also reduce funds available for working capital, capital expenditures, acquisitions, the repayment or refinancing of our indebtedness as it becomes due and other general corporate purposes and may create competitive disadvantages for us relative to other companies with lower debt levels. In addition, certain of the indebtedness to be incurred in connection with the Bard Acquisition is expected to bear interest at variable interest rates. If interest rates increase, variable rate debt will create higher debt service requirements, which could further adversely affect our cash flows. If we do not achieve the expected benefits and cost savings from the Bard Acquisition, or if the financial performance of the combined company does not meet current expectations, then our ability to service our indebtedness may be adversely impacted.

In addition, our credit ratings affect the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings reflect each rating organization’s opinion of our financial strength, operating performance and ability to meet our debt obligations. In connection with this offering, we are seeking ratings of our indebtedness from one or more nationally recognized statistical rating organizations. There can be no assurance that we will achieve a particular rating or maintain a particular rating in the future or that we will be able to maintain our current rating. Furthermore, we expect that our combined company’s credit ratings will be lower following the Bard Acquisition, including below “investment grade” by Moody’s Investors Service, Inc., which may further increase the combined company’s future borrowing costs and reduce the combined company’s access to capital.

Moreover, in the future we may be required to raise substantial additional financing to fund working capital, capital expenditures, the repayment or refinancing of our indebtedness, acquisitions or other general corporate requirements. Our ability to arrange additional financing or refinancing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. We cannot assure you that it will be able to obtain additional financing or refinancing on terms acceptable to us or at all.

We may not be able to service all of the combined company’s indebtedness, including the notes offered hereby, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful. Our failure to meet our debt service obligations could have a material adverse effect on our business, financial condition and results of operations.

We depend on cash on hand and cash flows from operations to make scheduled debt payments, including payments expected on the notes offered hereby. We expect to be able to meet the estimated cash interest payments on the combined company’s debt following the Bard Acquisition through a combination of the expected cash flows from operations of the combined company. However, our ability to generate sufficient cash flow from operations of the combined company and to utilize other methods to make scheduled payments will depend on a range of economic, competitive and business factors, many of which are outside of our control. There can be no assurance that these sources will be adequate. If we are unable to service our indebtedness and fund our operations, we will be forced to reduce or delay capital expenditures, seek additional capital, sell assets or refinance our indebtedness. Any such action may not be successful and we may be unable to service our indebtedness and fund our operations, which could have a material adverse effect on our business, financial condition or results of operations.

The agreements that will govern the indebtedness to be incurred in connection with the Bard Acquisition, including the credit agreements in connection with the Bank Facilities, will contain various covenants that impose restrictions on us and certain of our subsidiaries that may affect our ability to operate our businesses.

The agreements that will govern the indebtedness to be incurred in connection with the Bard Acquisition, including the credit agreements in connection with the Bank Facilities, will contain various affirmative and negative covenants that, subject to certain significant exceptions, restrict the ability of certain of our subsidiaries to incur debt and the ability of us and certain of our subsidiaries to, among other things, have liens on our property, and/or merge or consolidate with any other person or sell or convey certain of our assets to any one person, engage in certain transactions with affiliates and change the nature of our business. In addition, the credit agreements governing the Bank Facilities will also require us to comply with certain financial covenants, including financial ratios. The ability of us and our subsidiaries to comply with these provisions may be affected by events beyond our control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate our repayment obligations and could result in a default and acceleration under other agreements containing cross-default provisions. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations.

Uncertainties associated with the Bard Acquisition may cause a loss of management personnel and other key employees of Bard or us, which could adversely affect the future business and operations of the combined company following the Bard Acquisition.

We and Bard are dependent on the experience and industry knowledge of our respective officers and other key employees to execute our respective business plans. The combined company’s success after the Bard Acquisition will depend in part upon its ability to retain key management personnel and other key employees of us and Bard. Current and prospective employees of us and Bard may experience uncertainty about their future roles with the combined company following the Bard Acquisition, which may materially adversely affect the ability of each of us and Bard to attract and retain key personnel during the pendency of and after the Bard Acquisition. Accordingly, no assurance can be given that the combined company will be able to retain key management personnel and other key employees of us and Bard.

The unaudited pro forma condensed combined financial information included in this prospectus supplement is preliminary and the actual financial condition and results of operations after the Bard Acquisition may differ materially.

The unaudited pro forma condensed combined financial information included in this prospectus supplement is presented for illustrative purposes only and is not necessarily indicative of what our actual financial condition or results of operations would have been had the Bard Acquisition and the related financing transactions been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon assumptions, preliminary estimates and accounting reclassifications, to record the Bard identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in the unaudited pro forma condensed combined financial information in this prospectus supplement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Bard as of the date of the completion of the Bard Acquisition. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in the unaudited pro forma condensed combined financial information in this prospectus supplement. In addition, the unaudited pro forma information condensed combined financial information included in this prospectus supplement does not give effect to the Exchange Offers, the proposed redemption of the Bard 2018 Notes, this offering or the proposed redemption of the BD Redeemed Other Notes with the net proceeds therefrom.

In addition, we will file a registration statement on Form S-4 with the SEC in connection with the registration of the shares of our common stock to be issued in the Bard Acquisition. In the course of the SEC’s review of such registration statement, we may be required to modify, reformulate or delete certain descriptions of our and Bard’s business and financial or other information included or incorporated by reference in this prospectus supplement. Any such modification, reformulation or deletion could be material.

Completion of the Bard Acquisition will trigger change in control or other provisions in certain agreements to which Bard or we are a party, which may have an adverse impact on the combined company’s business and results of operations.

The completion of the Bard Acquisition will trigger change in control and other provisions in certain agreements to which Bard is a party, including the Bard 2018 Notes and the Bard 3.000% Notes due 2026. If we and Bard are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if we and Bard are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Bard or the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations.

While we expect a notice of redemption to be issued for the Bard 2018 Notes immediately prior to the closing of the Bard Acquisition, in the event that the redemption of the Bard 2018 Notes is not completed and the ratings of such series of notes is reduced beyond certain thresholds within certain time periods prior to or following the consummation of the Bard Acquisition, Bard could be required to offer to repurchase such notes at 101% of the aggregate principal amount of such notes plus any accrued and unpaid interest to the repurchase date. While we have commenced an Exchange Offer and Consent Solicitation to amend the indenture governing the Bard 3.000% Notes due 2026 to eliminate substantially all of the restrictive covenants contained therein, including the relevant change of control provisions, there can be no assurance that we will receive the requisite consents to implement such amendments. In addition, the consideration payable in such Exchange Offer includes 3.000% Notes due 2026 issued by us that will include a put right pursuant to which holders of such notes, following the consummation of the Bard Acquisition, may require us to repurchase such notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Following the consummation of the Bard Acquisition, the combined company will assume certain potential liabilities relating to Bard.

Following the consummation of the Bard Acquisition, the combined company will have assumed certain potential liabilities relating to Bard, including certain products liability and mass tort claims with respect to the design, manufacture and marketing of medical devices and related settlement agreements and judgements. Such claims include Hernia Product Claims, Women’s Health Product Claims, Filter Product Claims and other claims, as further described in “Note 10. Commitments and Contingencies” of the notes to Bard’s financial statements for the fiscal year ended December 31, 2016 and “Note 7. Contingencies” of the notes to Bard’s financial statements for the three months ended March 31, 2017, each of which are incorporated by reference into this prospectus supplement from our Current Report on Form 8-K filed on May 8, 2017. As of May 1, 2017 there were: (i) approximately 30 federal and 80 state lawsuits involving individual claims by approximately 110 plaintiffs, as well as one putative class action in the United States, are currently pending against Bard with respect to the Hernia Product Claims, (ii) product liability lawsuits involving individual claims by approximately 5,230 plaintiffs are currently pending against Bard in various federal and state jurisdictions with respect to the Women’s Health Product Claims and (iii) product liability lawsuits involving individual claims by approximately 1,880 plaintiffs are currently pending against Bard in various federal and state jurisdictions with respect to the Filter Product Claims.

Bard does not maintain or has limited remaining insurance coverage for certain of these claims and the combined company may not be able to obtain additional insurance on acceptable terms or at all that will provide adequate protection against potential liabilities related to these claims. Moreover, in some circumstances adverse events arising from or associated with the design, manufacture, quality or marketing of the combined company’s products could result in the FDA suspending or delaying its review of our applications for new product approvals, or imposing post market approval requirements. In addition, reserves established by Bard or the combined company for estimated losses, including with respect to these claims, do not represent an exact calculation of actual liability but instead represent estimates of the probable loss at the time the reserve is established. Due to the inherent uncertainty underlying loss reserve estimates, additional reserves may be established from time-to-time, and actual losses may be materially higher or lower than the related reserve. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We cannot guarantee that any strategic transactions to which we are or may become a party, including acquisitions, divestitures, investments or alliances, will be successful.

We may seek to supplement our internal growth strategy through various strategic transactions, including acquisitions, divestitures, investments and alliances. The success of any acquisition, investment or alliance may be affected by a number of factors, including our ability to properly assess and value the potential business opportunity or to successfully integrate any business we may acquire into our existing business. From time to time we also receive third-party indications of interest with respect to the purchase of certain of our operations, which may be significant to our business, results of operations and financial condition. Any such divestitures could affect our value and the value of the combined company after the Bard Acquisition. Although we are not currently a party to any binding agreements or letters of intent with respect to any such transaction, we could enter into agreements or letters of intent with respect thereto at any time. These strategic transactions are inherently risky and may require significant effort and management attention. There can be no assurance as to the likelihood or terms of any future transactions or that any past or future transaction will be successful.

Risks Related to the Notes

The notes will be effectively junior to all of our existing and future secured debt and structurally junior to the existing and future obligations of our subsidiaries.

The notes will rank senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes; equal in right of payment to our existing and future liabilities that are not so subordinated; effectively junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness incurred by our subsidiaries (including Bard and its subsidiaries). In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt ranking senior or equal in right of payment to the notes will be available to pay obligations on the notes only after the secured debt has been repaid in full from these assets. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The indenture governing the notes does not prohibit us from incurring additional senior debt, nor does it prohibit any of our subsidiaries from incurring additional liabilities and we expect to incur significant additional liabilities in connection with the Bard Acquisition and related financing transactions. See “Risks Relating to the Combined Company After Completion of the Bard Acquisition—In connection with the Bard Acquisition, we will incur significant additional indebtedness in addition to the notes offered hereby, and certain of Bard’s indebtedness will remain outstanding, which could adversely affect us, including by decreasing our business flexibility, and will increase our interest expense.”

The notes are obligations of Becton, Dickinson and Company only and our operations are conducted through, and a substantial portion of our consolidated assets is held by, our subsidiaries.

The notes are obligations of Becton, Dickinson and Company. A substantial portion of our consolidated assets is held by our subsidiaries and this will remain the case following the consummation of the Bard Acquisition. Accordingly, our ability to service our debt, including the notes, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from those subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, and to pay interest on or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous.

Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Despite our current debt levels, we may still incur substantially more debt or take other actions which would intensify the risks discussed above.

Despite our current debt levels, we and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. We will be permitted under the terms of the indenture governing the notes to incur additional debt, secure certain existing or future debt, recapitalize our debt and take a number of other actions that are not limited by the terms of the indenture; these actions could have the effect of diminishing our ability to make payments on the notes when due.

Our credit ratings may not reflect all risks of your investment in the notes.

Any credit ratings assigned to the notes are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. There can be no assurance that such credit ratings will remain in effect for any given period of time or that a rating will not be lower, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant.

Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs. Furthermore, we expect that the combined company’s credit ratings will be lower following the Bard Acquisition, including below “investment grade” by Moody’s Investors Service, Inc., which may further increase the combined company’s future borrowing costs and reduce the combined company’s access to capital and the market value of the notes.

You may not be able to sell your notes if active trading markets for the notes do not develop.

The notes are a new issue of securities with no established trading market. Although an application will be made to have the notes listed on the NYSE, we cannot assure you that the notes will become or remain listed. The listing application is subject to approval by the NYSE. If such listing is obtained, we have no obligation to maintain such listing, and we may delist the notes at any time. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the notes. Further, there can be no assurance as to the liquidity of any market that may develop for the notes, your ability to sell such notes or the price at which you will be able to sell the notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the markets for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	the time remaining to the maturity of the notes;
•	the outstanding amount of the notes; and
•	the level, direction and volatility of market interest rates generally.

The price at which you will be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invested.

We believe that the value of the notes in any secondary market will be affected by the supply of, and demand for, the notes, interest rates and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

•	Market Interest Rates. We expect that the market value of the notes will be affected by changes in market interest rates. In general, if market interest rates increase, the market value of the notes may decrease. We cannot predict the future level of market interest rates.
•	Prevailing currency exchange rates. We expect that the amount realizable upon a sale of the notes, in U.S. dollars or other non-euro currency, will be affected by currency exchange rates prevailing at the time of sale, as discussed under “Holders of the notes may be subject to the effects of foreign currency exchange rate fluctuations, as well as possible exchange controls, relating to the euro” below.
•	Our Credit Rating, Financial Condition and Results of Operations. We expect that the notes will be rated by one or more nationally recognized statistical rating organizations. Any rating agency that rates the notes may lower our rating or decide not to rate the notes in its sole discretion. Actual or anticipated changes in our credit ratings, financial condition or results of operations may affect the market value of the notes. In general, if our credit rating is downgraded, the market value of the notes may decrease. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. No person is obligated to maintain any rating on the notes, and, accordingly, we cannot assure you that the ratings assigned to the notes will not be lowered or withdrawn by the assigning rating organization at any time thereafter. Furthermore, the credit ratings assigned to the notes may not reflect the potential impact of all risks related to trading markets, if any, for, or trading value of, your notes. See “—Our credit ratings may not reflect all risks of your investment in the notes.”

Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of investing in the notes in light of your particular circumstances.

There are limited covenants in the indenture.

Neither we nor any of our subsidiaries is restricted from incurring additional debt or other liabilities, including additional senior debt, under the indenture governing the notes. If we incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities, including in connection with the Bard Acquisition and related financing transactions. In addition, we are not restricted under the indenture governing the notes from granting security interests over our assets, except to the extent described under “Description of Notes—Certain Covenants—Restrictions on Secured Debt,” or from paying dividends, making investments or issuing or repurchasing our securities.

In addition, there are no financial covenants in the indenture. You are generally not protected under the indenture in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you.

We may not be able to repurchase all of the notes upon a Change of Control Triggering Event.

As described under “Description of Notes—Offer to Repurchase Upon Change of Control Triggering Event,” we will be required to offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event. We may not have sufficient funds to repurchase the notes in cash at that time or have the ability to arrange financing on acceptable terms.

Holders of the notes may be subject to the effects of foreign currency exchange rate fluctuations, as well as possible exchange controls, relating to the euro.

The initial investors in the notes will be required to pay for the notes in euro. Neither we nor the underwriters will be obligated to assist the initial investors in obtaining euro or in converting other currencies into euro to facilitate the payment of the purchase price for the notes.

An investment in any security denominated in, and all payments with respect to which are to be made in, a currency other than the currency of the country in which an investor in the notes resides or the currency in which an investor conducts its business or activities (the “investor’s home currency”), entails significant risks not associated with a similar investment in a security denominated in the investor’s home currency. In the case of the notes offered hereby, these risks may include the possibility of:

•	significant changes in rates of exchange between the euro and the investor’s home currency; and
•	the imposition or modification of foreign exchange controls with respect to the euro or the investor’s home currency.

We have no control over a number of factors affecting the notes offered hereby and foreign exchange rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their effects. Changes in foreign currency exchange rates between two currencies result from the interaction over time of many factors directly or indirectly affecting economic and political conditions in the countries issuing such currencies, and economic and political developments globally and in other relevant countries. Foreign currency exchange rates may be affected by, among other factors, existing and expected rates of inflation, existing and expected interest rate levels, the balance of payments between countries, and the extent of governmental surpluses or deficits in various countries. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries important to international trade and finance. Moreover, the recent global economic volatility and the actions taken or to be taken by various national governments in response to the volatility could significantly affect the exchange rates between the euro and the investor’s home currency.

The exchange rates of an investor’s home currency for euro and the fluctuations in those exchange rates that have occurred in the past are not necessarily indicative of the exchange rates or the fluctuations therein that may occur in the future. Depreciation of the euro against the investor’s home currency would result in a decrease in the investor’s home currency equivalent yield on a note, in the investor’s home currency equivalent of the principal payable at the maturity of that note and generally in the investor’s home currency equivalent market value of that note. Appreciation of the euro in relation to the investor’s home currency would have the opposite effects. The European Union or one or more of its member states may, in the future, impose exchange controls and modify any exchange controls imposed, which controls could affect exchange rates, as well as the availability of euro at the time of payment of principal of, interest on, or any redemption payment or additional amounts with respect to, the notes.

This description of foreign exchange risks does not describe all the risks of an investment in securities, including, in particular, the notes, that are denominated or payable in a currency other than an investor’s home currency. You should consult your own financial and legal advisors as to the risks involved in an investment in the notes.

Reform of EURIBOR and proposed regulation of EURIBOR and other “benchmarks” may adversely affect the value of and return on the notes.

The Euro Interbank Offered Rate (“EURIBOR”) and other indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on the notes as they are based on or linked to a “benchmark.”

Key international proposals for reform of “benchmarks” include IOSCO’s Principles for Financial Market Benchmarks (July 2013) (the “IOSCO Benchmark Principles”) and the European Commission’s Proposal for a Regulation of the European Parliament and of the Council on indices used as “benchmarks” in financial instruments and financial contracts or to measure the performance of investment funds (September 2013) (the “Benchmark Regulation”).

The IOSCO Benchmark Principles aim to create an overarching framework of principles for benchmarks to be used in financial markets, specifically covering governance and accountability, as well as the quality and transparency of benchmark design and methodologies.

The Benchmark Regulation was published in the Official Journal of the EU on June 29, 2016 and entered into force on June 30, 2016. It is directly applicable law across the EU. The majority of its provisions will not, however, apply until January 1, 2018. The Benchmark Regulation will apply to “contributors,” “administrators” and “use of” “benchmarks” in the European Union, and will, among other things, (i) require certain benchmark administrators to be authorized (or, if non-European Union-based, to be subject to an equivalent regulatory regime) and to comply with extensive requirements in relation to the administration of “benchmarks” and (ii) ban the use by “supervised entities” (which include European Union credit institutions, investment firms, insurance undertakings and other European Union regulated entities) of “benchmarks” of unauthorized administrators or which are not otherwise recognized in accordance with the Benchmark Regulation. The scope of the Benchmark Regulation is wide and, in addition to so-called “critical benchmark” indices (which are expected to include indices such as EURIBOR), could also potentially apply to interest rate indices, as well as equity, commodity and foreign exchange rate indices, and other indices (including “proprietary” indices) referenced in listed financial instruments or financial contracts or used to measure performance of investment funds.

Any of the international, national or other proposals for reform or the general increased regulatory scrutiny of “benchmarks” could increase the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or participate in certain “benchmarks,” trigger changes in the rules or methodologies used in certain “benchmarks,” or lead to the disappearance of certain “benchmarks.” The disappearance of a “benchmark” or changes in the manner of administration of a “benchmark” could result in adjustment to the terms and conditions, early redemption, discretionary valuation by the calculation agent, delisting or other consequence in relation to securities linked to such “benchmark.” Any such consequence could have a material adverse effect on the value of and return on any such notes.

Any of the above changes or any other consequential changes to EURIBOR, or any other “benchmark” as a result of European Union, or other international, national, or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes could have a material adverse effect on the trading market for, value of and return on the notes.

In a lawsuit for payment on the notes, an investor may bear currency exchange risk.

The notes will be governed by New York law. Under New York law, a New York state court rendering a judgment on the notes would be required to render the judgment in euro. However, the judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment. Consequently, in a lawsuit for payment on the notes, investors would bear currency exchange risk until a New York state court judgment is entered, which could be a long time from the date the judgment is rendered. In courts outside of New York, investors may not be able to obtain a judgment in a currency other than U.S. dollars. For example, a judgment for money in an action based on the notes in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of euro into U.S. dollars will depend upon various factors, including which court renders the judgment.

The notes permit us to make payments in U.S. dollars if we are unable to obtain euro.

We will pay the principal of and interest on each note to the registered holder in euro in immediately available funds, provided that, if on or after the date of this prospectus supplement the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. In such circumstances, the amount payable on any date in euro will be converted into U.S. dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second business day prior to the relevant payment date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the most recent euro/U.S. dollar exchange rate available on or prior to the second business day prior to the relevant payment date, as determined by us in our sole discretion. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the notes or the indenture governing the notes. See “Description of the Notes–Issuance in Euro.” This exchange rate may be materially less favorable than the rate in effect at the time the notes were issued or as would be determined by applicable law. Such developments, or market perceptions concerning these and related issues, could materially adversely affect the value of the notes and you may lose a significant amount of your investment in the notes.

Trading in the clearing system is subject to minimum denomination requirements.

The terms of the notes provide that notes will be issued with a minimum denomination of €100,000 and multiples of €1,000 in excess thereof. It is possible that the clearing systems may process trades that could result in amounts being held in denominations smaller than the minimum denominations. If definitive notes are required to be issued in relation to such notes in accordance with the provisions of the relevant global notes, a holder who does not have the minimum denomination or a multiple of €1,000 in excess thereof in its account with the relevant clearing system at the relevant time may not receive all of its entitlement in the form of definitive notes unless and until such time as its holding satisfies the minimum denomination requirement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical and pro forma ratio of earnings to fixed charges for the periods indicated:

	Six Months Ended March 31,		Year Ended September 30,
	Pro Forma 2017	Historical 2017	Pro Forma 2016	Historical 2016	Historical 2015	Historical 2014	Historical 2013	Historical 2012
Ratio of Earnings to Fixed Charges(1)(2)	3.4	5.9	1.9	3.4	2.7	8.9	6.9	8.6
(1)	The ratios of earnings to fixed charges were calculated by dividing earnings by fixed charges. Earnings were calculated by adding income from continuing operations before income taxes; net capitalized interest (including amortization of capitalized interest less interest capitalized for the period); and fixed charges. Fixed charges were calculated by adding total interest costs (including amortization of debt expense) and interest allocable to rental expense.
(2)	Pro forma ratios do not give effect to this offering or the use of proceeds therefrom, which is not expected to change the ratio of earnings to fixed charges by ten percent or greater.

You should read this table in conjunction with the unaudited pro forma condensed combined financial information and related notes included in this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately €       million or $       million based on an exchange rate of €1.00 to $       on                , 2017, as reported by                , after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds of this offering, together with cash on hand, to redeem all of the outstanding BD Redeemed Other Notes and to pay accrued interest, related premiums, fees and expenses in connection therewith. For additional information about the BD Redeemed Other Notes, including interest rates, maturity dates and the redemption price, see “Summary—Other Recent Developments.”

Certain of the underwriters or their affiliates may hold a portion of the outstanding BD Redeemed Other Notes and accordingly may receive a portion of the proceeds of this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017 on:

•	an actual basis;
•	a pro forma basis giving effect to the Bard Acquisition, the Equity Financing, the Debt Financing and the other adjustments set forth under “Unaudited Pro Forma Condensed Combined Financial Information”; and
•	a pro forma as adjusted basis giving effect to the adjustments described above and this offering and the use of proceeds therefrom.

You should read this table in conjunction with “Use of Proceeds” appearing elsewhere in this prospectus supplement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited financial statements and the accompanying notes, which are incorporated by reference into this prospectus supplement from our Quarterly Report on Form 10-Q for the three months ended March 31, 2017. You should also read this table in conjunction with the unaudited pro forma condensed combined financial information and related notes included in this prospectus supplement. The pro forma and pro forma as adjusted information below do not give effect to the Exchange Offers or the proposed redemption of the Bard 2018 Notes. Amounts associated with this offering have been translated using the exchange rate of €1.00 to $      , on                , 2017, as reported by                   .

	As of March 31, 2017
	Actual	Pro Forma	Pro Forma as Adjusted
($ in millions)
Cash and cash equivalents	$548	$731	$
Short-term indebtedness(1)	$1,224	$833		$833
Long-term indebtedness:
Bank Facilities	—	2,233		2,233
4.90% Notes due 2018	201	201		201
5.000% Notes due 2019	345	345		—
3.250% Notes due 2020	698	698		698
3.125% Notes due 2021	1,002	1,002		1,002
3.300% Notes due 2023	303	303		297
3.875% Notes due 2024	185	185		182
7.000% Debentures due 2027	166	166		166
6.700% Debentures due 2028	164	164		164
6.000% Notes due 2039	246	246		246
5.000% Notes due 2040	296	296		296
6.375% Notes due 2019	394	394		—
2.675% Notes due 2019	1,121	1,121		1,121
3.734% Notes due 2024	1,367	1,367		1,367
4.875% Notes due 2044	332	332		332
4.685% Notes due 2044	1,189	1,189		1,189
1.000% Notes due 2022	536	536		536
1.900% Notes due 2026	535	535		535
Notes issued in the USD Notes Offering(2)	—	9,616		9,616
Existing Bard Notes	—	1,143		1,143
Floating Rate Notes offered hereby	—	—
Other long-term indebtedness	2	2		2
Total long-term indebtedness	9,082	22,074
Total shareholders’ equity	7,963	20,321		20,299
Total capitalization	$18,269	$43,228	$

(1)	As of March 31, 2017, we had $150.0 million of borrowings under our existing commercial paper program and $1.5 billion of availability under our existing revolving credit facility, and access to an additional $500.0 million of availability subject to lender commitments.
(2)	Represents notes to be issued in the USD Notes Offering, which is expected to close on June 6, 2017, subject to customary closing conditions.

DESCRIPTION OF THE BARD ACQUISITION

On April 23, 2017, we entered into an Agreement and Plan of Merger with Bard and Merger Corp. The consummation of the Bard Acquisition is subject to regulatory and Bard shareholder approvals and customary closing conditions. We expect the Bard Acquisition to close in the fall of 2017. There can be no assurance that we will be able to consummate the Bard Acquisition on a timely basis or at all.

The Bard Merger Agreement

The following summary of the Bard Merger Agreement is not complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Bard Merger Agreement (including the definitions of terms used therein). You should read the Bard Merger Agreement for provisions that may be important to you. A copy of the Bard Merger Agreement was filed as Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on April 24, 2017, which is incorporated by reference herein. See “Where You Can Find More Information and Incorporation by Reference” in this prospectus supplement.

In the Bard Acquisition, each issued and outstanding share of common stock, par value $0.25 per share of Bard, (other than shares owned, directly or indirectly, by us, Bard or Merger Corp), will be converted into the right to receive the Bard Acquisition Consideration. The total Bard Acquisition Consideration will amount to approximately $24.0 billion (based on the Company’s closing stock price as of April 21, 2017), approximately $16.1 billion of which will be in the form of Cash Consideration. Under the terms of the Bard Merger Agreement, if the number of shares issuable as a result of the Bard Acquisition would exceed 19.9% of the issued and outstanding shares of our common stock immediately prior to the entry into Bard Merger Agreement, the Equity Consideration will be adjusted downward by the minimum extent necessary so that no more than such number of shares becomes issuable in the Bard Acquisition, and the Cash Consideration will be correspondingly increased as set forth in the Bard Merger Agreement.

The Bard Merger Agreement contains customary representations and warranties that expire at the effective time of the Bard Acquisition, as well as customary covenants, including, subject to certain exceptions or unless approved in writing (such approval not to be unreasonably withheld, conditioned or delayed), covenants providing for each of the parties and their subsidiaries to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course consistent with past practice during the period between the execution of the Bard Merger Agreement and the effective time of the Bard Acquisition, and to use reasonable best efforts to obtain required government approvals and consents, subject to certain exceptions. The Bard Merger Agreement also includes covenants requiring Bard (i) not to solicit, initiate, knowingly encourage, or take any other action designed to facilitate, any inquiry or the making or submission of any inquiry, proposal, indication of interest, or offer that constitutes, or would reasonably be expected to lead to, a “company acquisition proposal” (as defined in the Bard Merger Agreement); (ii) not to approve or recommend, or propose to approve or recommend, a company acquisition proposal; (iii) not to approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to a company acquisition proposal (other than a confidentiality agreement in connection with a company acquisition proposal) or a “superior proposal” (as defined in the Bard Merger Agreement); (iv) not to enter into, continue or otherwise participate in any discussions or negotiations regarding any company acquisition proposal; and (v) to call and hold a special meeting of Bard’s stockholders and, subject to certain exceptions, recommend that Bard’s stockholders approve the Bard Merger Agreement (the “Bard Recommendation”).

The Bard Merger Agreement also contains certain termination rights for both us and Bard, and provides that, in connection with a termination of the Bard Merger Agreement under specified circumstances, including a change in the Bard Recommendation or a termination of the Bard Merger Agreement by Bard to enter into a definitive agreement for a superior proposal, Bard will be required to pay us a cash termination fee of $750 million (less any expense reimbursement payments made by Bard).

Completion of the Bard Acquisition is subject to customary closing conditions, including, among others, (i) the approval of the Bard Merger Agreement by Bard’s stockholders, (ii) declaration of the effectiveness by the SEC of the Registration Statement on Form S-4 we will file with the SEC in connection with the registration of the shares of our common stock to be issued in the Bard Acquisition, (iii) approval for listing on the NYSE of our common stock to be issued in the Bard Acquisition, (iv) obtaining antitrust approvals in the United States and certain other jurisdictions and (v) subject to certain exceptions, the accuracy of the representations and warranties in the Bard Merger Agreement. The Bard Acquisition remains subject to other customary closing conditions. The Bard Acquisition is expected to close in the fall of 2017.

There can be no assurance that we will be able to consummate the Bard Acquisition on a timely basis or at all. See “Risk Factors—Risks Related to the Bard Acquisition.” This offering is not contingent on the consummation of the Bard Acquisition.

Financing of the Bard Acquisition

Bridge Commitment

On April 23, 2017, in connection with the execution of the Bard Merger Agreement, we entered into the Bridge Commitment Letter, pursuant to which the Bridge Commitment Parties have committed to provide the Bridge Facility for a total amount of $15.7 billion for the purpose of funding: (i) the Cash Consideration for the Bard Acquisition and (ii) the fees and expenses and any applicable premiums incurred in connection with the transactions contemplated by the Bard Merger Agreement. The Bridge Facility commitments were automatically reduced, in accordance with the terms of the Bridge Facility, by $2.25 billion in connection with the entry into the Term Loan Facility and by a further $4.8 billion in connection with the consummation of the Equity Financing. We expect that the net proceeds of the USD Notes Offering will extinguish the remaining commitments under the Bridge Facility.

New Credit Facilities

On May 12, 2017, we entered into (1) the Term Loan Facility for the purpose of funding (i) a portion of the Cash Consideration for the Bard Acquisition and (ii) the fees and expenses incurred in connection therewith and (2) the Revolving Credit Facility for the purpose of funding (i) general corporate needs and (ii) the redemption or repurchase of the Bard 2018 Notes. The financing commitments of the lenders under the Term Loan Facility are currently undrawn and are subject to various conditions set forth in the credit agreement in connection with the Term Loan Facility. The financing commitments of the lenders under the Revolving Credit Facility are currently not effective, and their effectiveness is subject to various conditions set forth in the credit agreement in connection with the Revolving Credit Facility. Upon the effectiveness of the financing commitments thereunder, the Revolving Credit Facility will replace our existing revolving credit facility.

Equity Financing

On May 16, 2017, we issued, in concurrent underwritten public offerings: (i) 14,025,000 shares of our common stock, including 1,275,000 shares issued pursuant to the underwriters’ exercise in full of their option to purchase additional shares, at a public offering price of $176.50 per share; and (ii) 49,500,000 depositary shares, each representing a 1/20th interest in a share of our mandatory convertible preferred stock, including 4,500,000 depositary shares issued pursuant to the underwriters’ exercise in full of their option to purchase additional depositary shares, at a price of $50.00 per depositary share. We received approximately $4.8 billion of net proceeds from the Equity Financing. The Equity Financing automatically reduced the commitments under the Bridge Facility by approximately $4.8 billion. Certain of the underwriters for this offering also acted as underwriters for the Equity Financing.

USD Notes Offering

On May 22, 2017, we entered into an underwriting agreement with Citigroup Global Markets Inc., BNP Paribas Securities Corp., Barclays Capital Inc., MUFG Securities Americas Inc. and Wells Fargo Securities, LLC, as representatives of the USD Debt Underwriters, in connection with the offer and sale by us to the USD Debt Underwriters of $725.0 million aggregate principal amount of 2.133% Notes due 2019, $1.0 billion aggregate principal amount of 2.404% Notes due 2020, $1.8 billion aggregate principal amount of 2.894% Notes due 2022, $500.0 million aggregate principal amount of Floating Rate Notes due 2022, $1.75 billion aggregate principal amount of 3.363% Notes due 2024, $2.4 billion aggregate principal amount of 3.700% Notes due 2027 and $1.5 billion aggregate principal amount of 4.669% Notes due 2047. The USD Notes Offering is expected to close on June 6, 2017, subject to customary closing conditions. The USD Notes Offering was made under a separate prospectus supplement. The completion of this offering of notes and the completion of the USD Notes Offering are not conditioned upon one another.

We expect to receive approximately $9.62 billion of net proceeds from the USD Notes Offering, which is expected to automatically reduce and extinguish the remaining commitments under the Bridge Facility. Certain of the underwriters for this offering have also acted as USD Debt Underwriters for the USD Notes Offering.

Exchange Offers and Consent Solicitations and Redemption

On May 5, 2017, we commenced offers to exchange any and all of the outstanding $500.0 million aggregate principal amount of Bard’s 4.400% Notes due 2021, $500.0 million aggregate principal amount of Bard’s 3.000% Notes due 2026 and $149.82 million aggregate principal amount of Bard’s 6.700% Notes due 2026 for up to approximately $1.15 billion aggregate principal amount of new notes issued by BD and cash. Each new BD note will accrue interest at the same annual interest rate, have the same interest payment dates, same redemption terms and same maturity date as the existing Bard note for which it is exchanged.

Each Exchange Offer is conditioned upon the completion of each other Exchange Offer, although we may waive such condition at any time with respect to an Exchange Offer.

The Exchange Offers are being made in a private transaction pursuant to the terms and subject to the conditions set forth in the Offering Memorandum and Consent Solicitation Statement and only to certain eligible holders of Exchange Offer Notes. The Exchange Offers are initially scheduled to expire on June 5, 2017, unless extended, and holders who validly tender their Exchange Offer Notes prior to the Expiration Date will receive the consideration set forth in the Offering Memorandum and Consent Solicitation Statement. The Exchange Offers are subject to certain additional conditions, including the closing of the Bard Acquisition. We may amend, modify or waive these conditions other than the condition that the Bard Acquisition shall have been consummated.

In conjunction with the Exchange Offers, we have also solicited consents, on behalf of Bard, to adopt certain proposed amendments to each of the indentures governing the Exchange Offer Notes to (i) eliminate substantially all of the restrictive covenants in the indentures and (ii) limit the reporting covenants under the indentures so that Bard is only required to comply with the reporting requirements under the Trust Indenture Act of 1939.

On May 18, 2017, Bard and the trustees for Bard’s 4.400% Notes due 2021 and Bard’s 6.700% Notes due 2026 executed a supplemental indenture to each indenture governing such series of Exchange Offer Notes, incorporating the proposed amendments. The supplemental indentures became valid and binding upon execution. However, the proposed amendments will not become effective until the final settlement of the Exchange Offers, which is expected to take place on or about the closing date of the Bard Acquisition.

In addition, on May 18, 2017, we amended the Exchange Offer and Consent Solicitation in respect of Bard's 3.000% Notes due 2026 to amend the consideration payable in such Exchange Offer and Consent Solicitation and amend the terms of our new 3.000% Notes due 2026 being issued in such Exchange Offer to include a put right pursuant to which holders of our 3.000% Notes due 2026, following the consummation of the Bard Acquisition, may require us to repurchase such 3.000% Notes due 2026 at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

Further, we expect a notice of redemption to be issued for all of the $500.0 million outstanding aggregate principal amount of the Bard 2018 Notes immediately prior to the closing of the Bard Acquisition.

This prospectus supplement is not an offer to exchange any Exchange Offer Notes and should not be construed as a notice of redemption for the Bard 2018 Notes. The Exchange Offers are being made only by and pursuant to the Offering Memorandum and Consent Solicitation Statement. This offering is not conditioned on the consummation of the Exchange Offers.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet of the Company as of March 31, 2017 gives effect to (i) the Equity Financing, (ii) the Debt Financing, and (iii) the Bard Acquisition, each as more fully described below in Note 1, as if they each occurred as of March 31, 2017. The following unaudited pro forma condensed combined statements of income of the Company for the six-month period ended March 31, 2017 and the fiscal year ended September 30, 2016 similarly give effect to the Equity Financing, the Debt Financing and the Bard Acquisition, as if they each occurred at the beginning of the period on October 1, 2015. The following unaudited pro forma condensed combined financial information does not give effect to the Exchange Offers, the proposed redemption of the Bard 2018 Notes, this offering or the proposed redemption of the BD Redeemed Other Notes with the proceeds therefrom.

The unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the Company’s historical audited and interim unaudited consolidated financial statements, including the notes thereto, and Bard’s historical audited and interim unaudited consolidated financial statements, including the notes thereto. The financial statements of the Company are included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2016 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which have been incorporated by reference herein. The financial statements of Bard for the year ended December 31, 2016 and for the quarter ended March 31, 2017 are included in the Company’s Current Report on Form 8-K dated May 8, 2017, which is incorporated by reference herein. The historical interim financial information of Bard for the six months ended March 31, 2017 also was derived from Bard’s unaudited interim consolidated financial statements for the quarter ended September 30, 2016, which are not included or incorporated by reference herein. Note 2 describes the method of calculating the statement of income of Bard for the six months ended March 31, 2017.

The unaudited pro forma condensed combined financial information includes unaudited pro forma adjustments that are factually supportable and directly attributed to the Transactions. In addition, with respect to the unaudited pro forma condensed combined statements of income, the unaudited pro forma adjustments are expected to have a continuing impact on the Company's consolidated results. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information.

The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company’s management believe are reasonable. The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the Company’s financial position or results of operations that would have occurred had the events been consummated as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information is not necessarily indicative of the Company’s future financial condition or operating results.

Management expects that the strategic and financial benefits of the Bard Acquisition will result in certain cost savings opportunities. However, given the preliminary nature of those cost savings, they have not been reflected in the accompanying unaudited pro forma condensed combined statements of income for either period.

The Bard Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, which will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Accordingly, the cost to acquire such interests will be allocated to the underlying net assets in proportion to their respective fair values. The fair value of Bard’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of March 31, 2017. Any excess of the purchase price over the estimated fair value of the net assets acquired will be recorded as goodwill. The establishment of the fair value of consideration for acquisitions and related allocation to acquired assets and liabilities requires the extensive use of significant estimates and management’s judgment. Since the Bard Acquisition has not been consummated, the Company’s access to information to make such estimates is limited and therefore, certain market based assumptions were used when data was not available; however, management believes the fair values recognized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions based on information currently available. As more fully described in the notes to the unaudited pro forma condensed combined financial information, a preliminary allocation of the purchase price has been made to increase the value of inventory to fair value by approximately $500 million; and to recognize the value of identifiable intangible assets at fair value in the aggregate amount of approximately

$12.1 billion. It is expected that, in addition to developed products and technology, such identifiable intangible assets will include customer relationships, in-process research and development costs, and brands and trademarks. All other tangible assets acquired and liabilities assumed have been recognized preliminarily in the accompanying pro forma condensed combined balance sheet at their respective book values, which management believes materially approximate their respective fair values. The excess of the estimated purchase price over the estimated fair value of the net assets acquired of $16.6 billion has been preliminarily allocated to goodwill in the accompanying pro forma condensed combined balance sheet. The allocation of purchase price is preliminary at this time, and will remain as such until the Company completes valuations and other studies in order to finalize the valuation of the net assets acquired, which is not expected to be substantially completed until December 31, 2017. The final allocation of the purchase price is dependent on a number of factors, including the final valuation of the fair value of all tangible and intangible assets acquired and liabilities assumed as of the closing date of the Bard Acquisition when additional information will be available. Such final adjustments, including changes to amortizable tangible and intangible assets, may be material.

For pro forma purposes only, the purchase price allocation discussed above was based on the value of the Company's common stock expected to be transferred as part of the purchase consideration as of April 21, 2017 (which was the last trading day before the public announcement of the Bard Acquisition). The final value of the consideration to be transferred for accounting purposes will ultimately be based on the closing share price of the Company's common stock on the last trading day prior to the closing date of the Bard Acquisition. Accordingly, the purchase price and its related allocation to the underlying net assets of Bard could change materially.

The consummation of the Bard Acquisition remains subject to the satisfaction of customary closing conditions, including the receipt of regulatory and Bard shareholder approvals.

Becton, Dickinson and Company
Unaudited Pro Forma Condensed Combined Balance Sheet
March 31, 2017

	Historical Company	Historical Bard	Reclassifications	Equity Financing and Debt Financing	Bard Acquisition	Note References	Pro Forma Combined
(in millions)
ASSETS
Current Assets:
Cash and cash equivalents	$548	$891	$—	$15,583	$(16,291)	5a, 5f	$731
Restricted cash	—	179	—	—	—		179
Short-term investments	8	—	—	—	—		8
Trade receivables, net	1,569	450	—	—	—		2,019
Current portion of net investment in sales-type leases	355	—	—	—	—		355
Inventories	1,747	497	—	—	500	5g	2,744
Prepaid expenses and other	664	284	—	—	—		948
Total Current Assets	4,891	2,301	—	15,583	(15,791)		6,984

Property, plant and equipment, net	3,941	494	—	—	—		4,435
Goodwill	7,405	1,261	—	—	15,327	5h	23,993
Other intangibles, net	6,118	984	—	—	11,143	5i	18,245
Net investment in sales-type leases, less current portion	817	—	—	—	—		817
Deferred tax assets	—	39	(39)	—	—	4	—
Other assets	949	166	39	—	—	4	1,154
Total Assets	$24,121	$5,245	$—	$15,583	$10,679		$55,628

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term debt and current maturities of long-term debt	$1,224	$609	$—	$(1,000)	$—	5b	$833
Payables and accrued expenses	2,794	950	—	(35)	(36)	5c, 5j	3,673
Total Current Liabilities	4,018	1,559	—	(1,035)	(36)		4,506

Long-term debt	9,082	1,143	—	11,849	—	5d	22,074
Long-term employee benefit obligations	1,356	—	—	—	—		1,356
Deferred income taxes and other	1,702	871	—	—	4,798	5k	7,371

Shareholders’ Equity:
Preferred stock	—	—	—	2	—	5e	2
Common stock	333	18	—	14	19	5e, 5l	384
Capital in excess of par value	4,742	2,389	—	4,809	5,229	5e, 5l	17,169
Retained earnings	13,320	(514)	—	(56)	448	5e, 5l	13,198
Deferred compensation	22	—	—	—	—		22
Common stock in treasury – at cost	(8,445)	—	—	—	—		(8,445)
Accumulated other comprehensive loss	(2,009)	(221)	—	—	221	5l	(2,009)
Total Shareholders’ Equity	7,963	1,672	—	4,769	5,917		20,321
Total Liabilities and Shareholders’ Equity	$24,121	$5,245	$—	$15,583	$10,679		$55,628

Becton, Dickinson and Company
Unaudited Pro Forma Condensed Combined Statement of Income
Six Months Ended March 31, 2017

	Historical Company	Historical Bard	Reclassifications	Equity Financing and Debt Financing	Bard Acquisition	Note References	Total Pro Forma
(in millions, except per share data)
Revenues	$5,892	$1,906	$—	$—	$—		$7,798

Cost of products sold(a)	3,007	702	(46)	—	339	4, 6a	4,002
Selling and administrative expense(a)	1,432	565	46	—	—	4	2,043
Research and development expense(a)	368	149	—	—	—		517
Acquisitions and other restructurings	163	—	2	—	—	4	165
Other operating (income) expense	(335)	—	58	—	—	4	(277)
Total operating costs and expenses	4,635	1,416	60	—	339		6,450

Operating income	1,257	490	(60)	—	(339)		1,348

Interest expense	(181)	(30)	—	(184)	—	6b	(395)
Interest income	12	—	—	—	—		12
Other (expense) income, net	(34)	(57)	60	—	—	4	(31)

Income before income taxes	1,054	403	—	(184)	(339)		934
Income tax provision (benefit)	149	66	—	(70)	(129)	6c	16
Net income	905	337	—	(114)	(210)		918

Less: preferred dividends	—	—	—	(76)	—	6d	(76)

Net income attributable to common shareholders	$905	$337	$—	$(190)	$(210)		$842

Earnings per common share
Basic	$4.24						$3.19
Diluted	$4.15						$3.07

Weighted average common shares:
Basic	213.3			14.0	36.8		264.1
Diluted	218.0			14.0	42.5		274.5

(a) Includes depreciation and amortization expense of:	$523	$103	$—	$—	$339		$965

Becton, Dickinson and Company
Unaudited Pro Forma Condensed Combined Statement of Income
Year Ended September 30, 2016

	Historical Company	Historical Bard	Reclassifications	Equity Financing and Debt Financing	Bard Acquisition	Note References	Total Pro Forma
(in millions, except per share data)
Revenues	$12,483	$3,714	$—	$—	$—		$16,197

Cost of products sold(a)	6,492	1,372	(90)	—	677	4, 6a	8,451
Selling and administrative expense(a)	3,005	1,102	90	—	—	4	4,197
Research and development expense(a)	828	293	—	—	—		1,121
Acquisitions and other restructurings	728	—	29	—	—	4	757
Other operating (income) expense	—	—	205	—	—	4	205
Total operating costs and expenses	11,053	2,767	234	—	677		14,731

Operating income	1,430	947	(234)	—	(677)		1,466

Interest expense	(388)	(54)	—	(370)	—	6b	(812)
Interest income	21	—	—	—	—		21
Other (expense) income, net	11	(229)	234	—	—	4	16

Income before income taxes	1,074	664	—	(370)	(677)		691
Income tax provision (benefit)	98	133	—	(141)	(257)	6c	(167)
Net income	976	531	—	(229)	(420)		858

Less: preferred dividends	—	—	—	(152)	—	6d	(152)

Net income attributable to common shareholders	$976	$531	$—	$(381)	$(420)		$706

Earnings per common share
Basic	$4.59						$2.68
Diluted	$4.49						$2.58

Weighted average common shares:
Basic	212.7			14.0	36.8		263.5
Diluted	217.5			14.0	42.5		274.0

(a) Includes depreciation and amortization expense of:	$1,114	$213	$—	$—	$677		$2,004

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Description of the Transactions

   The Bard Acquisition

On April 23, 2017, the Company announced a definitive agreement under which it will acquire Bard for $222.93 in cash (the “Cash Consideration”) and 0.5077 shares of Company common stock (the “Equity Consideration”) per share of Bard common stock (other than shares owned, directly or indirectly, by the Company, Bard or Merger Corp.). This is expected to result in a purchase price for Bard of approximately $16.1 billion in Cash Consideration (exclusive of transaction costs) and $7.9 billion in Equity Consideration, based on the closing market price of the Company’s common stock in effect as of April 21, 2017 (which was the last trading day before the public announcement of the Bard Acquisition). This is used for pro forma purposes only. The value of the consideration transferred for accounting purposes will ultimately be based on the closing share price of the Company’s common stock on the last trading day prior to the closing date of the acquisition, and could change materially.

The Cash Consideration is expected to be funded with approximately $4.8 billion of net proceeds raised in the Equity Financing, approximately $9.9 billion of net proceeds raised in the Debt Financing, and approximately $1.4 billion of available cash and cash equivalents expected to be on hand from the combined companies’ balance sheets. The mix of funding between cash on hand and debt financing could change based on the amount of cash on hand at the date of acquisition. The Company also will assume Bard’s indebtedness.

Under the terms of the Bard Merger Agreement, if the number of shares issuable as part of the Bard Acquisition would exceed 19.9% of the issued and outstanding shares of the Company’s common stock immediately prior to the entry into the Bard Merger Agreement, the Equity Consideration will be adjusted downward by the minimum extent necessary so that no more than such number of shares becomes issuable in the Bard Acquisition, and the Cash Consideration will be correspondingly increased as set forth in the Bard Merger Agreement.

   The Equity Financing

The Company is giving effect to the issuance on May 16, 2017 of approximately 14.0 million shares of common stock at a price of $176.50 per share (the “Common Stock Offering”). In addition, the Company is giving effect to the issuance of approximately 49.5 million depositary shares, each representing a 1/20th ownership interest in a share of mandatory convertible preferred stock (the “Preferred Stock Offering”). Aggregate net proceeds raised in connection with the Equity Financing were approximately $4.8 billion.

The shares of preferred stock are convertible to a minimum of 11.7 million and up to a maximum of 14.0 million shares of Company common stock, subject to customary anti-dilution adjustments. With respect to conversions on the mandatory conversion date of May 1, 2020, the conversion ratio will be based on the volume-weighted average market price of the Company’s common stock during an averaging period preceding such date. Each share of preferred stock will be paid cumulative dividends, when, as and if declared by the Company’s board of directors, at a rate of 6.125% per annum.

   The Debt Financing

In addition to the net proceeds raised in connection with the Equity Financing, the Company expects to fund a substantial portion of the Cash Consideration and related transactions costs with proceeds raised in the Debt Financing.

   New Credit Facilities

The Company has also entered into new credit facilities, consisting of (i) a senior unsecured term loan facility that provides for borrowings of up to $2.25 billion (the “Term Loan Facility”) and (ii) a senior unsecured revolving credit facility that provides for borrowing of up to $2.25 billion (the “Revolving Credit Facility” and, when taken together with the Term Loan Facility, the “New Credit Facilities”), which will replace the Company’s existing revolving credit facility. The Company intends to utilize the Term Loan Facility to fund $2.25 billion of the Cash Consideration. The new Revolving Credit facility is intended to be used for general corporate purposes and/or the refinancing in the future of certain of Bard’s indebtedness assumed as part of the Bard Acquisition.

   USD Notes Offering

The Company expected to issue the notes offered in the USD Notes Offering for an assumed aggregate amount of gross proceeds of $9.675 billion. For pro forma purposes, it has been assumed that the notes offered in the USD Notes Offering will have a weighted-average cost of approximately 3.2% and a weighted-average maturity of approximately seven years.

Aggregate gross proceeds assumed to be raised from the notes offered in the USD Notes Offering in the amount of $7.971 billion will be used to fund a portion of the Cash Consideration to be paid in connection with the Bard Acquisition, as well as to pay related fees and transaction costs. In addition, approximately $1.012 billion is expected to be used to redeem all of the $1.0 billion aggregate principal amount outstanding of BD Redeemed 2017 Notes. Excess cash proceeds from the notes offered in the USD Notes Offering, which for pro forma purposes has been assumed to amount to $692 million, will be used for general corporate purposes, which may include future acquisitions and debt repayment.

The accompanying unaudited pro forma condensed combined statements of income are based on an assumption that an expected $9.675 billion aggregate principal amount of notes offered in the USD Notes Offering will be issued at a weighted-average interest rate of 3.2%. However, the Company ultimately agreed to issue the notes offered thereby in the same aggregate principal amount of $9.675 billion at an actual weighted-average interest rate of 3.3% as of May 22, 2017, subject to further adjustment based on future changes in three-month LIBOR interest rates with respect to the Floating Rate Notes due 2022. Based on these terms, the Company’s pro forma annual interest expense as reflected in the unaudited pro forma condensed combined statements of income would have increased by approximately $10.0 million for the fiscal year ended September 30, 2016 and $5.0 million for the six months ended March 31, 2017. Similarly, the Company’s pro forma net income as reflected in the unaudited pro forma condensed combined statements of income would have decreased by approximately $6.0 million for the fiscal year ended September 30, 2016 and $3.0 million for the six months ended March 31, 2017.

   Interest Rate Sensitivity

As of March 31, 2017, on a pro forma basis after giving effect to borrowings under both the Company’s Term Loan Facility and the notes offered in the USD Notes Offering, and the assumption of Bard’s indebtedness, the Company would have had approximately $2.868 billion in principal of variable-rate indebtedness and $20.039 billion in principal of fixed-rate indebtedness. As such, the Company’s financing costs are sensitive to changes in interest rates. For each 0.125% increase or decrease in actual or assumed interest rates, the Company’s annual interest expense would increase or decrease by approximately $3.6 million, and net income would decrease or increase, respectively, by approximately $2.2 million.

   The Exchange Offers

On May 5, 2017, the Company commenced an offer to exchange certain fixed-rate debt securities of Bard in an aggregate principal amount of approximately $1.15 billion for cash and a like-amount of new notes to be issued by the Company. Each new note issued by the Company under the Exchange Offers will have the same interest rate, the same interest payment dates, the same redemption terms and the same maturity dates as the existing Bard debt securities for which it is being exchanged. The Exchange Offers are subject to certain conditions, including the closing of the Bard Acquisition. Because the Exchange Offers are not expected to have a material effect on the Company’s financial position, operating results or liquidity, no pro forma effect of the Exchange Offers has been made in the accompanying unaudited pro forma condensed combined financial information.

   The Bridge Facility

The Company has secured commitments for a bridge financing facility that provides up to $15.7 billion of availability (the “Bridge Facility”) and for new credit facilities, each as described further below.

Borrowings under the Bridge Facility bear interest at the rate of LIBOR plus 150 basis points, with quarterly increases of 25 basis points for each quarter the Bridge Facility is outstanding. In addition, in order to secure commitments under the Bridge Facility, the Company agreed to pay certain one-time, upfront fees aggregating approximately $79 million. For pro forma purposes, the recognition of these fees has no continuing impact on the combined entity. As such, the costs and associated tax benefits have not been reflected in the accompanying unaudited combined statements of operations for all periods presented.

The financing commitments in respect of the Bridge Facility will be automatically reduced, subject to certain exceptions and limitations, on a dollar-for-dollar basis by (i) the net cash proceeds of any issuance of notes by the Company, including the notes offered in the USD Notes Offering, (ii) the net cash proceeds of the incurrence by the Company of certain other indebtedness for borrowed money, including the Term Loan Facility, (iii) the net cash proceeds from any issuance of equity by the Company, including the Equity Financing and (iv) the net cash proceeds of certain sales of assets outside the ordinary course of business. The financing commitments of the Bridge Commitment Parties are currently undrawn and are subject to various conditions set forth in the Bridge Commitment Letter.

   Other Refinancings

From time to time, the Company may enter into other debt refinancing transactions in the management of its capital structure, including the proposed redemption of the Bard 2018 Notes and the proposed redemption of the BD Redeemed Other Notes or any additional debt financing in connection therewith, including the issuance of the notes offered hereby. For pro forma purposes, those transactions, including this offering, have not been considered to be directly related to the Bard Acquisition and, as such, have not been given pro forma effect in the pro forma condensed combined financial information.

Note 2 - Basis of Pro Forma Presentation

As Bard’s fiscal year of December 31 is within 93 days of the Company’s September 30 fiscal year, the Company’s pro forma condensed combined statement of income for the year ended September 30, 2016 includes Bard’s annual operating results for its respective fiscal year ended December 31, 2016. However, in order for the interim period pro forma results to be comparable to the Company’s, the Bard six-month period ended March 31, 2017 was calculated as follows:

Bard
Historical Consolidated Statement of Income
For the Six Months Ended March 31, 2017

	Annual 12/31/16	Less: Nine Months 9/30/16	Subtotal Three Months 12/31/16	Add: Three Months 3/31/17	Six Months 3/31/17
	(millions)
Net sales	$3,714	$2,747	$967	$939	$1,906
Cost and expenses:
Cost of goods sold(a)	1,372	1,024	348	354	702
Marketing, selling and administrative expense(a)	1,102	822	280	285	565
Research and development expense(a)	293	214	79	70	149
Acquisitions and other restructurings	—	—	—	—	—
Other operating income	—	—	—	—	—
Interest expense	54	39	15	15	30
Other (income) expense, net	229	185	44	13	57
Total costs and expenses	3,050	2,284	766	737	1,503

Income from operations before income taxes	664	463	201	202	403
Income tax provision	133	91	42	24	66
Net income	$531	$372	$159	$178	$337

(a) Includes depreciation and amortization expense of:	$213	$161	$52	$51	$103

As a result, the historical financial information for Bard used for pro forma purposes includes the fourth calendar quarter of 2016 in both the annual 2016 and interim 2017 unaudited pro forma condensed combined financial statements presented herein.

Note 3 - Conforming Accounting Policies

Following the Bard Acquisition, the Company will conduct a review of Bard’s accounting policies in an effort to determine if differences in accounting policies require reclassification of Bard’s results of operations or reclassification of assets or liabilities to conform to the Company’s accounting policies and classifications. As a result of that review, the Company may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these pro forma condensed combined financial statements. During the preparation of these unaudited pro forma condensed combined financial statements, the Company was not aware of any material differences between the accounting policies of the two companies and accordingly, these unaudited pro forma condensed combined financial statements do not assume any material differences in accounting policies between the two companies, other than certain financial statement reclassifications described below.

Note 4 - Reclassifications

Certain balances from the consolidated financial statements of Bard were reclassified to conform their presentation to that of the Company’s basis of presentation as indicated in the tables below (in millions).

The reclassification to conform to the Company’s basis of presentation for its balance sheet has no effect on the net equity of Bard, and relates to the reclassification of $39 million of deferred tax assets to other non-current assets.

Description	March 31, 2017 Increase / (Decrease)
Deferred tax assets	$(39)
Other assets	39

The reclassifications to conform to the Company’s basis of presentation for its statements of income have no effect on net income and primarily relate to:

(i)	reclassifications of legal costs from other income (expense) below operating income to the caption “Other operating income” as a component within operating income in the amounts of $205 million for the year ended September 30, 2016 and $58 million for the six months ended March 31, 2017;
(ii)	restructuring costs from other income (expense), net, below operating income to a separate classification as a component within operating income in the amounts of $30 million for the year ended September 30, 2016 and $7 million for the six months ended March 31, 2017;
(iii)	acquisition-related transaction costs from other income (expense), net, below operating income to a separate classification as a component within operating income in the amounts of $(1) million for the year ended September 30, 2016 and $(5) million for the six months ended March 31, 2017, and
(iv)	reclassification of shipping and handling costs from cost of goods sold to a component within selling, general and administrative expenses in the amounts of $90 million for the year ended September 30, 2016 and $46 million for the six months ended March 31, 2017.
Description	Six Months Ended March 31, 2017 Increase / (Decrease)	For the Year Ended September 30, 2016 Increase / (Decrease)
Cost of products sold	$(46)	$(90)
Selling and administrative expense	46	90
Acquisitions and other restructurings	2	29
Other operating expense	58	205
Other income (expense), net	60	234

Following the closing of the Bard Acquisition, we will finalize our review of Bard’s financial statement presentation in an effort to determine if differences in classification require further adjustment to Bard’s results of operations, assets or liabilities to conform to our presentation. As a result of this review, we may identify differences between the classifications of the two companies that, when conformed, could be materially different from the amounts set forth in the accompanying unaudited pro forma condensed combined financial statements.

Note 5 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2017

This note should be read in conjunction with “Note 1 – Description of The Transactions”, “Note 2 – Basis of Pro Forma Presentation”, “Note 3 – Conforming Accounting Policies”, and “Note 4 – Reclassifications.” Adjustments included in the columns “Equity Financing and Debt Financing” and “Bard Acquisition” to the accompanying unaudited pro forma condensed combined balance sheet as at March 31, 2017 are represented, in part, by the following considerations arising out of the allocation of the purchase price to Bard’s assets and liabilities (in millions, except per share amounts):

	Consideration
	Cash	Equity(a)	Total
Number of outstanding shares of Bard common stock as of March 31, 2017	72.46	72.46	72.46
Purchase price consideration per share	$222.93	$94.07	$317.00

Subtotal	$16,153	$6,817	$22,970
Consideration issued to settle outstanding stock compensation awards	—	1,049	1,049

Total consideration issued	16,153	7,866	24,019

Less: Portion of settlement of outstanding stock compensation awards to be recognized as an expense, primarily through 2021	—	238	238

Total estimated purchase price consideration	$16,153	$7,628	$23,781

(a) Based on the closing market price of the Company’s common stock in effect as of April 21, 2017 (which was the last trading day before the public announcement of the Bard Acquisition)

Purchase Price Allocation

Total consideration transferred		$23,781

Recognized amounts of identifiable assets acquired and liabilities assumed
Net book value of assets acquired	$1,672
Less after-tax transaction costs incurred by Bard	(63)
Less write-off of pre-existing Bard goodwill and intangible assets	(2,245)
Adjusted net book value of assets acquired		(636)
Excess book value of net assets to be allocated		24,417
Identifiable intangible assets at fair value		12,127
Increase inventory to fair value		500
Deferred tax impact of fair value adjustments		(4,798)
Total Goodwill		$16,588

The pro forma purchase price allocation presented above has been developed based on preliminary estimates of fair value using the historical financial statements and information of Bard as of March 31, 2017. In addition, the allocation of the purchase price to the acquired identifiable assets and assumed liabilities is based on a preliminary estimate of the value of the inventory and the aggregate identifiable intangible assets acquired. The fair value of all other tangible assets acquired and liabilities assumed was presumed by the Company’s management to materially approximate their respective net book values as of March 31, 2017 in order to prepare the unaudited pro forma condensed combined financial information.

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final valuation of the tangible and identifiable intangible assets acquired and liabilities assumed as of the closing date of the Bard Acquisition. As such, the purchase price allocation will change upon the receipt of additional and more detailed information, and such changes could result in a material change to the unaudited pro forma condensed combined financial information.

   Equity Financing and Debt Financing

(a)	The net cash increase to the unaudited pro forma condensed combined balance sheet in the amount of $15.583 billion as of March 31, 2017 relating to:
•	an increase in cash and cash equivalents of $4.825 billion to reflect the net proceeds raised from the Preferred Stock Offering and Common Stock Offering;
•	an increase in cash and cash equivalents of $11.770 billion to reflect the net proceeds expected to be raised from the Debt Financing; and
•	a decrease in cash and cash equivalents of $1.012 billion to reflect the use of a portion of the net proceeds expected to be raised from the notes offered in the USD Notes Offering to repay the BD Redeemed 2017 Notes.
(b)	A decrease in short-term debt and current maturities of long-term debt of approximately $1.0 billion, relating to the BD Redeemed 2017 Notes (which were classified as short-term) due to the Company’s redemption thereof, using a portion of the proceeds expected to be raised from the notes offered in the USD Notes Offering.
(c)	A decrease in current payables and accrued expenses of $35 million related to the reduction in income taxes payable due to (i) the write off of the $79 million of fees paid to enter into the Bridge Facility, which will no longer be utilized as a result of the Debt Financing and (ii) the recognition of a $12 million pretax loss on the redemption of the BD Redeemed 2017 Notes.
(d)	A net increase in long-term debt of $11.849 billion representing (i) $9.675 billion of borrowings under the notes offered in the USD Notes Offering and (ii) $2.250 billion of borrowings under the Term Loan Facility used to fund a portion of the Cash Consideration, net of $76 million of debt issuance costs relating to the notes offered in the USD Notes Offering and the Term Loan Facility.
(e)	A net increase in shareholders’ equity of $4.769 billion consisting of:
•	an increase in shareholders’ equity relating to the par value of depositary shares representing interests in the preferred stock and shares of common stock of $2 million and $14 million, respectively, based on the shares issued and the related par values per share of $1 and $1, respectively;
•	an increase in shareholders’ equity relating to the aggregate capital to be raised in excess of par value of $4.809 billion, net of approximately $125 million of transaction costs incurred in the Preferred Stock Offering and Common Stock Offering; and
•	a decrease in shareholders’ equity relating to a $56 million decrease in retained earnings associated with the after-tax effect of (i) expensing $79 million of fees paid to enter into the Bridge Facility, which will no longer be utilized as a result of the Debt Financing and (ii) expensing a $12 million pretax loss on the redemption of the BD Redeemed 2017 Notes. As the recognition of these charges has no continuing impact on the combined entity, the costs and associated tax benefits have not been reflected in the accompanying unaudited combined statements of operations for all periods presented.

The Bard Acquisition

(f)	A decrease in cash and cash equivalents of $16.291 billion, representing the payment of $16.153 billion by the Company of the Cash Consideration as part of the exchange for the outstanding shares of Bard common stock as of March 31, 2017, and the payment of $138 million of acquisition-related transaction costs.
(g)	An increase in inventories of $500 million, reflecting the adjustment to increase inventories to their fair value as part of the allocation of the purchase price to the underlying net assets of Bard.

(h)	A net increase in goodwill of $15.327 billion consisting of:
•	a decrease relating to the write off of Bard’s historical goodwill of approximately $1.261 billion; and
•	an increase representing the excess of the purchase price over the fair value of Bard’s net assets of $16.588 billion.
(i)	A net increase in other intangible assets of $11.143 billion consisting of:
•	a decrease relating to the write off of Bard’s historical identifiable intangible assets of $984 million; and
•	an aggregate increase of $12.127 billion to recognize the fair value of acquired identifiable intangible assets.
(j)	A net decrease in current payables and accrued expenses of $36 million related to (i) a $26 million decrease in income taxes payable associated with the deductibility of a portion of the acquisition-related transaction costs and (ii) a $10 million decrease in income taxes payable associated with the one-time stock compensation settlement charge to be recognized on the first day of the post-combination period due to an acceleration of the underlying vesting rights of such awards.
(k)	An increase in non-current deferred tax liabilities of $4.798 billion related to the incremental book-tax basis differences arising from the revaluation of the net assets acquired in the Bard Acquisition for book purposes.
(l)	A net increase in shareholders’ equity of $5.917 billion consisting of:
•	a net increase of $19 million in the par value of common stock related to (i) a $37 million increase due to the issuance of approximately 36.8 million shares of common stock as part of the Equity Consideration, offset in part by (ii) an $18 million decrease to eliminate the historical par value equity accounts of Bard.
•	a net increase of $5.229 billion in capital in excess of par value related to (i) a $7.829 billion increase due to the issuance of approximately 36.8 million shares of common stock and an additional 5.7 million shares on a fully diluted basis in settlement of Bard’s outstanding stock compensation awards as part of the Equity Consideration and (ii) a $27 million increase due to the recognition of a portion of the Bard stock compensation settlement charge on the first day of the post-combination period due to an acceleration of the underlying vesting rights of such awards, offset in part by the sum of (iii) a $238 million decrease relating to a portion of the Equity Consideration being re-characterized for financial reporting purposes as a deferred stock compensation charge to be recognized in the post-combination period due to the settlement of outstanding Bard stock compensation awards and (iv) a $2.389 billion decrease to eliminate the historical equity accounts of Bard.
•	a net increase of $448 million in retained earnings related to (i) a $514 million increase to eliminate the historical deficit of Bard, (ii) a $49 million decrease to reflect the after-tax effect of the Company expensing $60 million of acquisition-related transaction costs using an effective statutory tax rate of approximately 19% based on an estimate of tax deductibility of transaction costs, and (iii) a $17 million decrease relating to the after-tax effect of expensing a $27 million portion of the Bard stock compensation settlement charge on the first day of the post-combination period due to an acceleration of the underlying vesting rights of such awards. As the recognition of this stock compensation charge has no continuing impact on the combined entity, the cost and associated tax benefit have not been reflected in the accompanying unaudited combined statements of operations for all periods presented; and
•	a net increase of $221 million in accumulated other comprehensive loss to eliminate the historical equity accounts of Bard.

Note 6 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Income

This note should be read in conjunction with “Note 1 – Description of The Transactions”, “Note 2 – Basis of Pro Forma Presentation”, “Note 3 – Conforming Accounting Policies”, and “Note 4 – Reclassifications.”

Adjustments included in the columns “Equity Financing and Debt Financing” and “Bard Acquisition” to the accompanying unaudited pro forma condensed combined income statements for the six months ended March 31, 2017 and the year ended September 30, 2016 are represented by the following:

(a)	Depreciation and Amortization

This adjustment represents the increased amortization for the fair value of identified intangible assets with definite lives for the six months ended March 31, 2017 and the year ended September 30, 2016. The following table shows the pretax impact on amortization expense (in millions):

Description	Weighted Average Useful Life	Fair Value	Six Months Ended March 31, 2017 Increase / (Decrease)	For the Year Ended September 30, 2016 Increase / (Decrease)
Other intangible assets, net	15	12,127	$404	$808
Less historical intangible assets amortization expense			(65)	(131)
Net pro forma adjustment			$339	$677

For the six-month period ended March 31, 2017

A net increase in amortization expense of $339 million consisting of:

•	the elimination of $65 million of historical amortization expense to write off Bard’s historical net book value of identifiable intangible assets, which will be reestablished in the purchase accounting to reflect such identifiable intangible assets at their respective fair values; and
•	an increase in amortization expense of $404 million relating to the $12.127 billion aggregate fair value of finite-lived intangible assets, over a weighted-average useful life of an estimated 15 years on a straight-line basis.

For the year ended September 30, 2016

A net increase in amortization expense of $677 million consisting of:

•	the elimination of $131 million of historical amortization expense to write off Bard’s historical net book value of identifiable intangible assets, which will be reestablished in the purchase accounting to reflect such identifiable intangible assets at their respective fair values; and
•	an increase in amortization expense of $808 million relating to the $12.127 billion aggregate fair value of finite-lived intangible assets, over a weighted-average useful life of an estimated 15 years on a straight-line basis.

The amortization of the $500 million increase in the carrying value of Bard’s inventory to estimated fair value, which will be recognized in connection with purchase accounting, has not been reflected in the accompanying pro forma condensed combined statements of income for all periods presented. That cost is one-time in nature and is not expected to have any continuing impact on the combined entity, as it will be recognized during the full first year following the closing of the Bard Acquisition.

(b)	Interest Expense

This adjustment represents the additional interest expense for the six months ended March 31, 2017 and the year ended September 30, 2016 taking into consideration the additional borrowings incurred by the Company for financing the Bard Acquisition. Refer to the table below for the breakdown of this amount (in millions):

Description	Six Months Ended March 31, 2017	For the Year Ended September 30, 2016
Cash interest on additional borrowings	$176	$353
Cash interest on commitment fees	2	5
Non-cash amortization of debt issuance costs	6	12
Net pro forma adjustment	$184	$370

For the six-month period ended March 31, 2017

An increase in interest expense of $184 million consisting of:

•	an increase in interest expense of $155 million relating to aggregate gross proceeds assumed to be raised from the notes offered in the USD Notes Offering of $9.675 billion at an assumed interest rate of 3.2%;
•	an increase in interest expense of $30 million relating to assumed borrowings of $2.250 billion under the Term Loan Facility at an assumed interest rate of 2.7%;
•	a decrease in interest expense of $9 million relating to the redemption of $1 billion aggregate principal amount of the BD Redeemed 2017 Notes at an effective interest rate of approximately 1.8%;
•	an increase in interest expense of $2 million relating to the annual commitment fees payable on the $2.250 billion of undrawn availability under the New Credit Facilities at a 0.20% rate; and
•	an increase in interest expense of $6 million related to the amortization of an aggregate $76 million of debt issuance costs expected to be incurred in connection with the notes offered in the USD Notes Offering and the New Credit Facilities over the approximate 6.3 year weighted-average life.

For the year ended September 30, 2016

An increase in interest expense of $370 million consisting of:

•	an increase in interest expense of $310 million relating to aggregate gross proceeds assumed to be raised from the notes offered in the USD Notes Offering of $9.675 billion at an assumed interest rate of 3.2%;
•	an increase in interest expense of $61 million relating to assumed borrowings of $2.250 billion under the Term Loan Facility at an assumed interest rate of 2.7%;
•	a decrease in interest expense of $18 million relating to the redemption of $1 billion aggregate principal amount of the BD Redeemed 2017 Notes at an effective interest rate of approximately 1.8%;
•	an increase in interest expense of $5 million relating to the annual commitment fees payable on the $2.250 million of undrawn availability under the New Credit Facilities at a 0.20% rate; and
•	an increase in interest expense of $12 million related to the amortization of an aggregate $76 million of debt issuance costs expected to be incurred in connection with the notes offered in the USD Notes Offering and the New Credit Facilities over the approximate 6.3-year weighted-average life.
(c)	Provision for Income Taxes

This adjustment represents the tax effects of all the adjustments described in Notes 6a and 6b above using the Company’s effective statutory tax rate of 38%.

(d)	Preferred Dividends

These adjustments reflect an increase in preferred dividend requirements of $76 million for the six-month period ended March 31, 2017 and of $152 million for the year ended September 30, 2016, based on a $2.475 billion liquidation preference on the depositary shares representing interests in the preferred stock and a 6.125% per annum dividend rate. For purposes of calculating dilutive earnings per common share, the effect of the preferred stock is anti-dilutive.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes offered in this prospectus supplement supplements the description of the general terms and provisions of the debt securities in the accompanying prospectus. In this section entitled “Description of Notes,” references to “Becton, Dickinson,” “BD,” “we,” “us” and “our” refer only to Becton, Dickinson and Company, as issuer of the notes and not to any of the subsidiaries of Becton, Dickinson and Company.

The notes will be issued by Becton, Dickinson under the indenture, dated as of March 1, 1997, between us and The Bank of New York Mellon Trust Company, N.A., as successor to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) (the “Trustee”). The notes are unsecured and will rank equally in right of payment with all our other unsecured and unsubordinated indebtedness.

BD will also enter into a paying agency agreement with The Bank of New York Mellon, London Branch, as paying agent (the “paying agent”) concurrently with the delivery of the notes. Upon notice to the Trustee, BD may change the paying agent at any time. In addition, BD will enter into a calculation agency agreement with The Bank of New York Mellon, London Branch, as calculation agent concurrently with the delivery of the notes.

The following description is a summary, and does not describe every aspect of the notes and the indenture. The following description is subject to, and qualified in its entirety by, all the provisions of the indenture, including definitions of certain terms used in the indenture. Anyone who receives this prospectus supplement may obtain a copy of the indenture without charge upon request. See “Where You Can Find More Information and Incorporation by Reference.” You should read the indenture and the notes because they, and not this description, define your rights as a holder of the notes.

Terms of the Notes

The registered holder of a note will be treated as its owner for all purposes. Only registered holders will have rights under the indenture governing the notes. The notes will be issued in fully registered form, in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof.

The specific terms of the notes will be as follows:

•	Title of the notes: Floating Rate Notes due 2019
•	Issuer of the notes: Becton, Dickinson and Company
•	Total principal amount being issued: €
•	Maturity date: , 2019
•	Interest rate: Three month EURIBOR plus %, reset quarterly; the minimum interest rate on the notes shall be zero; see “—Interest on the Notes”
•	Currency of Payment: See “—Issuance in Euro”
•	Date interest starts accruing: , 2017
•	Interest payment dates: , , and
•	First interest payment date: , 2017
•	Regular record date for interest: , , and
•	Optional Redemption: None
•	Purchase of Notes Upon a Change of Control Triggering Event: See “—Offer to Repurchase Upon Change of Control Triggering Event”
•	Payment of Additional Amounts: See “—Payment of Additional Amounts”
•	Redemption for Tax Reasons: See “—Redemption for Tax Reasons”
•	Listing: We intend to apply to list the notes on the New York Stock Exchange. The listing application will be subject to approval by the New York Stock Exchange.
•	Governing Law: The indenture and the notes will be governed by the laws of the State of New York.

An event of default for a particular series of notes under the indenture will not necessarily constitute an event of default for other series of notes or for any other series of debt securities under the indenture.

Additional Notes

We may, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity and/or other terms as the notes. Any such additional notes issued should be considered under the indenture fungible with and part of the same series as the notes offered hereby. In the event any additional notes are not fungible with the notes offered hereby for U.S. federal income tax purposes, such nonfungible additional notes will be issued with a separate CUSIP number so that they are distinguishable from the notes offered hereby.

Issuance in Euro

Initial holders will be required to pay for the notes in euro, and all payments of interest and principal, including payments made upon any redemption of the notes, will be payable in euro. If, on or after the date of this prospectus supplement, the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. The amount payable on any date in euro will be converted into U.S. dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second business day prior to the relevant payment date or, in the event the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the most recent euro/U.S. dollar exchange rate available on or prior to the second business day prior to the relevant payment date, as determined by us in our sole discretion. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the notes or the indenture governing the notes. Neither the trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the foregoing.

Interest on the Notes

We will make interest payments to the person in whose name the notes are registered on          ,          ,           and           of each year.

The per annum interest rate on the notes in effect for each day of a Floating Rate Interest Period (as defined below) will be equal to the Applicable EURIBOR Rate plus        basis points (  %) (the “Floating Interest Rate”), provided, however, that in no event shall the interest rate be less than zero. The Floating Interest Rate for each Floating Rate Interest Period will be set on          ,          ,           and           of each year, and will be set for the initial Floating Rate Interest Period on          , 2017 (each such date, a “Floating Rate Interest Reset Date”) until the principal on the notes is paid or made available for payment (the “Floating Rate Principal Payment Date”). If any Floating Rate Interest Reset Date (other than the initial Floating Rate Interest Reset Date occurring on          , 2017) and Floating Rate Interest Payment Date would otherwise be a day that is not a EURIBOR business day, such Floating Rate Interest Reset Date and Floating Rate Interest Payment Date shall be the next succeeding EURIBOR business day, unless the next succeeding EURIBOR business day is in the next succeeding calendar month, in which case such Floating Rate Interest Reset Date and Floating Rate Interest Payment Date shall be the immediately preceding EURIBOR business day.

“EURIBOR business day” means any day that is not a Saturday or Sunday and that, in the City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close, and is a day on which the TARGET System, or any successor thereto, operates.

“Floating Rate Interest Period” shall mean the period from and including a Floating Rate Interest Reset Date to but excluding the next succeeding Floating Rate Interest Reset Date and, in the case of the last such period, from and including the Floating Rate Interest Reset Date immediately preceding the maturity date or Floating Rate Principal Payment Date, as the case may be, to but not including such maturity date or Floating Rate Principal Payment Date, as the case may be. If the Floating Rate Principal Payment Date or maturity date is not a EURIBOR business day, then the principal amount of the notes plus accrued and unpaid interest thereon shall be paid on the next succeeding EURIBOR business day and no interest shall accrue for the maturity date, Floating Rate Principal Payment Date or any day thereafter.

The “Applicable EURIBOR Rate” shall mean the rate determined in accordance with the following provisions:

(1)	Two prior TARGET days on which dealings in deposits in euros are transacted in the euro-zone interbank market preceding each Floating Rate Interest Reset Date (each such date, an “Interest Determination Date”), The Bank of New York Mellon, London Branch (the “Calculation Agent”), as agent for us, will determine the Applicable EURIBOR Rate which shall be the rate for deposits in euro having a maturity of three months commencing on the first day of the applicable interest period that appears on the Reuters Screen EURIBOR01 Page as of 11:00 a.m., Brussels time, on such Interest Determination Date. “Reuters Screen EURIBOR01 Page” means the display designated on page “EURIBOR01” on Reuters (or such other page as may replace the EURIBOR01 page on that service or any successor service for the purpose of displaying euro-zone interbank offered rates for euro-denominated deposits of major banks). If the Applicable EURIBOR Rate on such Interest Determination Date does not appear on the Reuters Screen EURIBOR01 Page, the Applicable EURIBOR Rate will be determined as described in (2) below.
(2)	With respect to an Interest Determination Date for which the Applicable EURIBOR Rate does not appear on the Reuters Screen EURIBOR01 Page as specified in (1) above, the Applicable EURIBOR Rate will be determined on the basis of the rates at which deposits in euro are offered by four major banks in the euro-zone interbank market selected by us (the “Reference Banks”) at approximately 11:00 a.m., Brussels time, on such Interest Determination Date to prime banks in the euro-zone interbank market having a maturity of three months, and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time. We will request the principal euro-zone office of each of such Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Applicable EURIBOR Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards) of such quotations. If fewer than two quotations are provided, the Applicable EURIBOR Rate on such Interest Determination Date will be the arithmetic mean (rounded upwards) of the rates quoted by three major banks in the euro-zone selected by us at approximately 11:00 a.m., Brussels time, on such Interest Determination Date for loans in euro to leading European banks, having a maturity of three months, and in a principal amount equal to an amount of not less than €1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks so selected as aforesaid by us are not quoting as mentioned in this sentence, the relevant Floating Interest Rate for the Floating Rate Interest Period commencing on the Floating Rate Interest Reset Date following such Interest Determination Date will be the Floating Interest Rate in effect on such Interest Determination Date (i.e., the same as the rate determined for the immediately preceding Floating Rate Interest Reset Date).

The amount of interest for each day that the notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the Floating Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of the notes (known as the “Actual/360” day count). The amount of interest to be paid on the notes for any Floating Rate Interest Period will be calculated by adding the Daily Interest Amounts for each day in such Floating Rate Interest Period.

The Floating Interest Rate and amount of interest to be paid on the notes for each Floating Rate Interest Period will be determined by the Calculation Agent. The Calculation Agent will, upon the request of any holder of the notes, provide the interest rate at the time of the last interest payment date with respect to the notes. All calculations made by the Calculation Agent shall in the absence of manifest error be conclusive for all purposes and binding on us and the holders of the notes. So long as the Applicable EURIBOR Rate is required to be determined with respect to the notes, there will at all times be a Calculation Agent. In the event that any then acting Calculation Agent shall be unable or unwilling to act, or that such Calculation Agent shall fail duly to establish the Applicable EURIBOR Rate for any Interest Period, or that we propose to remove such Calculation Agent, we shall appoint ourselves or another person which is a bank, trust company, investment banking firm or other financial institution to act as the Calculation Agent.

Optional Redemption

We may not redeem the notes at our option prior to maturity, other than as described below under “—Redemption for Tax Reasons.”

Offer to Repurchase Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, unless we have exercised our right to redeem the notes as described under “—Optional Redemption,” each holder of outstanding notes will have the right to require us to purchase all or a portion of that holder’s notes (in integral multiples of €1,000) pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of purchase, subject to the rights of holders of such notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which the Change of Control Triggering Event has occurred, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send in accordance with the applicable procedures of Euroclear or Clearstream, a notice to each holder of notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer. The notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is sent, other than as may be required by law (the “Change of Control Payment Date”). The notice, if sent prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

Holders of notes electing to have notes purchased pursuant to a Change of Control Offer will be required to surrender their notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the Trustee by book-entry transfer pursuant to the applicable procedures of the paying agent, prior to the close of business on the third business day prior to the Change of Control Payment Date. The Change of Control Offer may be accepted for less than the entire principal amount of a note, but in that event the principal amount of such note remaining outstanding after repurchase must be equal to €100,000 or an integral multiple of €1,000 in excess thereof.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and that third party purchases all notes properly tendered and not withdrawn under its offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions herein, BD will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the provisions herein by virtue of such conflicts.

“Change of Control” means the occurrence of any one of the following:

•	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of BD and its subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) other than to BD or one of its subsidiaries;
•	the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of BD, measured by voting power rather than number of shares;
•	BD consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, BD, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of BD or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of the Voting Stock of BD outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person immediately after giving effect to the transaction; or
•	the adoption of a plan relating to the liquidation or dissolution of BD.

Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (a) BD becomes a direct or indirect wholly-owned subsidiary of a holding company and (b)(x) immediately following that transaction, the direct or indirect holders of the Voting Stock of the holding company are substantially the same as the holders of BD’s Voting Stock immediately prior to that transaction or (y) immediately following that transaction, no Person is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the notes are rated below Investment Grade by each of the Rating Agencies on any date during the period (the “Trigger Period”) commencing on the date of the first public announcement by BD of any Change of Control (or pending Change of Control) and ending 60 days following consummation of that Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings downgrade and the downgrade would result in a Change of Control Triggering Event). Unless at least two of the Rating Agencies are providing a rating for the notes at the commencement of any Trigger Period, the notes will be deemed to be rated below Investment Grade by the Rating Agencies during that Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with (i) any particular Change of Control unless and until such Change of Control has actually been consummated or (ii) any reduction in rating if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, a Change of Control (whether or not the Change of Control shall have occurred at the time of the reduction in rating).

“Fitch” means Fitch Ratings, Inc. and its successors.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s); and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P); and a rating of BBB- or better by Fitch (or its equivalent under any successor rating category of Fitch) or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by BD in accordance with the definition of “Rating Agency.”

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Rating Agency” means each of Fitch, Moody’s and S&P; provided, that if any of Fitch, Moody’s or S&P ceases to provide rating services to issuers or investors or fails to make a rating of the notes publicly available for reasons outside of BD’s control, BD may appoint a replacement for that Rating Agency.

“S&P” means S&P Global Ratings and its successors.

“Voting Stock” of any specified Person as of any date means the capital stock of that Person that is at the time entitled to vote generally in the election of the board of directors of that Person.

Payment of Additional Amounts

We will, subject to the exceptions and limitations set forth below, pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by us or a paying agent of the principal of and interest on each of the notes to a holder who is not a United States person (as defined below), after withholding or deduction solely with respect to any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts will not apply:

•	to any tax, assessment or other governmental charge that would not have been imposed but for the holder (or the beneficial owner for whose benefit such holder holds such note), or a fiduciary, settlor, beneficiary, member or shareholder of the holder, or a person holding a power over an estate or trust administered by a fiduciary holder, being treated as:
•	being or having been present in, or engaged in a trade or business in, the United States, or having or having had a permanent establishment in the United States;

•	having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the notes, the receipt of any payment in respect of the notes or the enforcement of any rights under the indenture), including being or having been a citizen of the United States or treated as being or having been a resident thereof;
•	being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation for United States federal income tax purposes, a foreign tax exempt organization, or a corporation that has accumulated earnings to avoid United States federal income tax;
•	being or having been a “10-percent shareholder”, as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision, of us; or
•	being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, within the meaning of section 881(c)(3) of the Code or any successor provision;
•	to any holder that is not the sole beneficial owner of the notes, or a portion of the notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;
•	to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;
•	to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by us or a paying agent from the payment;
•	to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;
•	to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;
•	to any tax assessment or other governmental charge required to be withheld or deducted that is imposed on a payment pursuant to sections 1471 through 1474 of the Code (or any amended or successor version of such sections that is substantively comparable and not materially more onerous to comply with), any Treasury Regulations promulgated thereunder, or any other official interpretations thereof (collectively, “FATCA”), any agreement (including any intergovernmental agreement) entered into in connection therewith, or any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA or an intergovernmental agreement in respect of FATCA;
•	any tax assessment or other governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;
•	any tax, assessment or other governmental charge that is imposed by reason of the failure of the beneficial owner to fulfill the statement requirements of section 871(h) or section 881(c) of the Code;
•	any tax imposed pursuant to section 871(h)(6) or section 881(c)(6) of the Code (or any amended or successor provisions); or

•	in the case of any combination of the above bulleted items under this heading “—Payment of Additional Amounts”.

Except as specifically provided under this heading “—Payment of Additional Amounts,” we will not be required to pay additional amounts in respect of any tax, assessment or other governmental charge.

As used under this heading “—Payment of Additional Amounts” and under the heading “—Redemption for Tax Reasons”, the term “United States” means the United States of America, any state thereof, and the District of Columbia, and the term “United States person” means (i) any individual who is a citizen or resident of the United States for United States federal income tax purposes, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person for United States federal income tax purposes), (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) any trust if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if a valid election is in place to treat the trust as a United States person.

Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws of the United States or the official interpretation thereof that is announced or becomes effective on or after the date of this prospectus supplement, we become or, based upon a written opinion of independent counsel selected by us, will become obligated to pay additional amounts as described under the heading “—Payment of Additional Amounts” with respect to the notes, then we may at any time at our option redeem, in whole, but not in part, the notes on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to be redeemed to, but excluding, the date fixed for redemption.

Clearance Systems

The notes have been accepted for clearance through Euroclear Bank SA/NV and Clearstream Banking, société anonyme, Luxembourg systems. The notes have the following codes:

•	ISIN:
•	Common Code:
•	CUSIP Number:

BOOK-ENTRY; DELIVERY AND FORM

The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, a common depositary and registered in the name of the nominee of the common depositary for the accounts of Clearstream and Euroclear. Except as set forth below, the global notes may be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees. You may hold your interests in the global notes in Europe through Clearstream or Euroclear, either as a participant in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream’s or Euroclear’s names on the books of their respective depositaries. Book-entry interests in the notes and all transfers relating to the notes will be reflected in the book-entry records of Clearstream and Euroclear.

The distribution of the notes will be cleared through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the notes will take place through Clearstream and Euroclear participants and will settle in same-day funds. Owners of book-entry interests in the notes will receive payments relating to their notes in euro, except as described in “Description of Notes—Issuance in Euro.”

Clearstream and Euroclear have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow the notes to be issued, held and transferred among the clearing systems without the physical transfer of certificates. Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market.

The policies of Clearstream and Euroclear will govern payments, transfers, exchanges and other matters relating to an investor’s interest in the notes held by them. BD has no responsibility for any aspect of the records kept by Clearstream or Euroclear or any of their direct or indirect participants. BD also does not supervise these systems in any way.

Clearstream and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by BD or the trustee pursuant to the indenture. Accordingly, each person owning a beneficial interest in a note must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

BD has been advised by Clearstream and Euroclear, respectively, as follows:

Clearstream

Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.

Distributions with respect to interests in the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures.

Euroclear

Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System (the “Euroclear Terms and Conditions”), and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within Euroclear;
•	withdrawal of securities and cash from Euroclear; and
•	receipt of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding securities through Euroclear Participants.

Distributions with respect to interests in the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions.

Clearance and Settlement Procedures

BD understands that investors that hold their notes through Clearstream or Euroclear accounts will follow the settlement procedures that are applicable to conventional eurobonds in registered form. Notes will be credited to the securities custody accounts of Clearstream and Euroclear participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

BD understands that secondary market trading between Clearstream and/or Euroclear participants will occur in the ordinary way following the applicable rules and operating procedures of Clearstream and Euroclear. Secondary market trading will be settled using procedures applicable to conventional eurobonds in registered form.

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. United States investors who wish to transfer their interests in the notes, or to make or receive a payment or delivery of the notes, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

Clearstream or Euroclear will credit payments to the cash accounts of Clearstream customers or Euroclear participants, as applicable, in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures.

Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of Clearstream and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Certificated Notes

If the depositary for any of the notes represented by a registered global note is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by BD within 90 days, BD will issue notes in definitive form in exchange for the registered global note that had been held by the depositary. Any notes issued in definitive form in exchange for a registered global note will be registered in the name or names that the depositary gives to the Trustee or other relevant agent of the Trustee. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global note that had been held by the depositary. In addition, BD may at any time determine that the notes shall no longer be represented by a global note and will issue notes in definitive form in exchange for such global note pursuant to the procedure described above.

Notices

Notices to holders of the notes will be sent by mail to the registered holders, or otherwise in accordance with the procedures of the applicable depositary.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of notes. This discussion does not address specific tax consequences that may be relevant to particular persons in light of their individual circumstances (including, for example, entities treated as partnerships for U.S. federal income tax purposes or partners or members therein, banks or other financial institutions, broker-dealers, insurance companies, regulated investment companies, tax-exempt entities, common trust funds, U.S. expatriates, controlled foreign corporations, dealers in securities or currencies, and persons in special situations, such as those who hold the notes as part of a straddle, hedge, synthetic security, conversion transaction or other integrated investment comprised of the notes and one or more other investments). This discussion is limited to holders that purchase the notes in the initial offering at the issue price listed on the cover of this prospectus supplement and that hold such notes as capital assets (generally, property held for investment purposes) for U.S. federal income tax purposes. In addition, this discussion does not describe any tax consequences arising under U.S. federal gift and estate tax, Medicare contribution tax or other U.S. federal tax laws or under the laws of any state, local or foreign jurisdiction. This discussion also does not address tax consequences to U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, the Treasury Regulations (the “Treasury Regulations”) promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, owning or disposing of the notes.

Prospective purchasers of the notes are urged to consult their tax advisors concerning the U.S. federal income tax consequences to them of acquiring, owning and disposing of the notes, as well was the application of other U.S. federal tax laws and state, local and foreign tax laws.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of notes who, for U.S. federal income tax purposes, is a citizen or individual resident of the United States, a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, or any state thereof or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of notes that is not a U.S. Holder and is not a partnership.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder of notes that is a partnership and partners in such a partnership are urged to consult their tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of notes.

Consequences to U.S. Holders

Payments of Interest

A U.S. Holder that uses the cash method of tax accounting will be required to include in income the U.S. dollar value of the euro-denominated interest payment on a note based on the spot rate of exchange on the date of receipt. No foreign currency exchange gain or loss will be recognized with respect to the receipt of such payment (other than foreign currency exchange gain or loss realized on the disposition of the euros so received; see “—Transactions in Euros,” below).

A U.S. Holder that uses the accrual method of tax accounting will accrue interest income on a note in euros and translate the amount accrued into U.S. dollars based on:

•	the average exchange rate in effect during the interest accrual period, or portion thereof, within such U.S. Holder’s taxable year; or

•	at such U.S. Holder’s election, at the spot rate of exchange on (1) the last day of the accrual period, or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year, or (2) the date of receipt, if such date is within five business days of the last day of the accrual period or taxable year.

Such election must be applied consistently by the U.S. Holder to all debt instruments from year to year and can be changed only with the consent of the IRS. A U.S. Holder that uses the accrual method of tax accounting will recognize foreign currency exchange gain or loss on the receipt of an interest payment equal to the difference between (i) the value of the euros received as interest, as translated into U.S. dollars using the spot rate of exchange on the date of receipt and (ii) the U.S. dollar amount previously included in income with respect to such payment. Such foreign currency exchange gain or loss will be treated as ordinary income or loss but will generally not be treated as an adjustment to interest income received on the notes.

Disposition of the Notes

Upon the sale, exchange, retirement at maturity, redemption or other taxable disposition of a note (collectively, a “Disposition”), except as noted below with respect to foreign currency exchange gain or loss, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized by such U.S. Holder (except to the extent such amount is attributable to accrued but unpaid interest, which will be treated as ordinary interest income if such interest has not been previously included in income) and such U.S. Holder’s adjusted tax basis in the note.

Subject to the discussion below regarding notes that are traded on an established securities market, the adjusted tax basis of a note to a U.S. Holder will generally be the U.S. dollar value of the euro purchase price calculated at the spot rate of exchange on the date of purchase, and the amount realized by a U.S. Holder upon the Disposition of a note will generally be the U.S. dollar value of the euros received calculated at the spot rate of exchange on the date of Disposition. If the notes are traded on an established securities market, a U.S. Holder that uses the cash method of tax accounting, and a U.S. Holder that uses the accrual method of tax accounting if it so elects, will determine the U.S. dollar values of its adjusted tax basis in the note and the amount realized on the Disposition of a note by translating euro amounts at the spot rate of exchange on the settlement date of the purchase or the Disposition, respectively. The election available to accrual basis U.S. Holders discussed above must be applied consistently by the U.S. Holder to all debt instruments from year to year and can be changed only with the consent of the IRS.

Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the notes exceeds one year on the date of Disposition. Long-term capital gains recognized by non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a U.S. Holder on a Disposition of a note will generally be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in the euro to U.S. dollar exchange rate during the period in which the U.S. Holder held such note. Such foreign currency exchange gain or loss will equal the difference between the U.S. dollar value of the euro purchase price calculated at the spot rate of exchange on the date (1) the note is disposed of (or the spot rate on the settlement date, if applicable) and (2) of purchase (or the spot rate on the settlement date, if applicable). The recognition of such foreign currency exchange gain or loss will be limited to the amount of overall gain or loss realized on the Disposition of a note.

Transactions in Euros

Euros received as interest on, or on a Disposition of, a note will have a tax basis equal to their U.S. dollar value determined using the spot rate of exchange on the date such interest or such proceeds from Disposition are received. The amount of gain or loss recognized on a subsequent sale or other disposition of such euros will be equal to the difference between (1) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other property received in such sale or other disposition, and (2) the U.S. Holder’s adjusted tax basis in such euros. As discussed above, if the notes are traded on an established securities market, a cash basis U.S. Holder (or an electing accrual basis U.S. Holder) will determine the U.S. dollar value of the euros by translating the euros received at the spot rate of exchange on the settlement date of the purchase or the Disposition. A U.S. Holder that purchases a note with previously owned Euros will generally recognize gain or loss in an amount equal to the difference, if any, between such U.S. Holder’s adjusted tax basis in such euros and the U.S. dollar fair market value of such note on the date of purchase.

Any such gain or loss will generally be ordinary income or loss and will not be treated as interest income or expense. The conversion of U.S. dollars to euros and the immediate use of such Euros to purchase a note will generally not result in any exchange gain or loss for a U.S. Holder.

Reportable Transactions

Treasury Regulations that are intended to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the Treasury Regulations, certain transactions are required to be reported to the IRS, including, in certain circumstances, a Disposition of a note or a foreign currency received in respect of a note to the extent that such Disposition results in a tax loss in excess of a threshold amount. Prospective investors should consult their tax advisors to determine the tax reporting obligations, if any, with respect to an investment in the notes, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

Consequences to Non-U.S. Holders

Payments of Interest

Subject to the Foreign Account Tax Compliance Act discussion below, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on payments of interest on the notes provided that (i) such interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or, if certain tax treaties apply, if such interest is not attributable to a permanent establishment or fixed base within the United States by the Non-U.S. Holder) and (ii) the Non-U.S. Holder (A) does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock, (B) is not a controlled foreign corporation related to us directly or constructively through stock ownership, and (C) satisfies certain certification requirements. Such certification requirements will be met if (x) the Non-U.S. Holder provides to the applicable payor its name and address, and certifies on an IRS Form W-8BEN or IRS Form W-8BEN-E (or successor form), under penalties of perjury, that it is not a U.S. person or (y) a securities clearing organization or one of certain other financial institutions holding the note on behalf of the Non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that the certification referred to in clause (x) has been received by it and furnishes us or our paying agent with a copy thereof. In addition, we or our paying agent must not have actual knowledge or reason to know that the beneficial owner of the notes is a U.S. person.

If interest on the notes is not effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder but such Non-U.S. Holder cannot satisfy the other requirements outlined in the preceding paragraph, interest on the notes will generally be subject to U.S. federal withholding tax (currently imposed at a 30% rate, or a lower applicable treaty rate).

If interest on the notes is effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base within the United States, then the Non-U.S. Holder will generally be subject to U.S. federal income tax on such interest in the same manner as if such holder were a U.S. person and, in the case of a Non-U.S. Holder that is a foreign corporation, may also be subject to the branch profits tax (currently imposed at a rate of 30%, or a lower applicable treaty rate). Any such interest will not also be subject to U.S. federal withholding tax, however, if the Non-U.S. Holder delivers to us a properly executed IRS Form W-8ECI (or appropriate substitute form) in order to claim an exemption from U.S. federal withholding tax.

Disposition of the Notes

Except with respect to accrued but unpaid interest, which will generally be taxed as described above under “Payments of Interest,” and subject to the discussion of the Foreign Account Tax Compliance Act below, a Non-U.S. Holder will generally not be subject to U.S. federal income tax (or any withholding thereof) with respect to gain, if any, recognized on the Disposition of the notes unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base within the United States, or (ii) in the case of a Non-U.S. Holder that is a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year and certain other conditions are satisfied.

In the case of (i) above, any gain or loss recognized by the Non-U.S. Holder on the Disposition of the notes will generally be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. person and, in the case of a Non-U.S. Holder that is a foreign corporation, may also be subject to the branch profits tax discussed above. In the case of (ii) above, the Non-U.S. Holder will generally be subject to a 30% tax on any capital gain recognized on the Disposition of the notes (after being offset by certain U.S.-source capital losses). These holders are urged to consult their tax advisors with respect to the U.S. tax consequences of the ownership and Disposition of the notes.

Additional Withholding Requirements under the Foreign Account Tax Compliance Act

Withholding at a rate of 30% will generally be required in certain circumstances on interest payable on the notes, and, after December 31, 2018, gross proceeds from the Disposition of the notes, held by or through certain financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which the notes are held will affect the determination of whether such withholding is required. Similarly, interest payable on the notes, and, after December 31, 2018, gross proceeds from the Disposition of the notes held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of the Treasury. Prospective investors are urged to consult their tax advisors regarding the possible implications of these rules on an investment in the notes.

EUROPEAN UNION SAVINGS DIRECTIVE AND PROPOSED FINANCIAL TRANSACTIONS TAX

EU Savings Directive and Directive on Administrative Cooperation in the Field of Taxation

Under European Council Directive 2003/48/EC on the taxation of savings income (the “Savings Directive”), Member States were required to provide to the tax authorities of other Member States details of certain payments of interest or similar income paid or secured by a person established in a Member State to or for the benefit of an individual resident in another Member State or certain limited types of entities established in another Member State. The Savings Directive was repealed entirely from January 1, 2017 in order to avoid overlap with European Council Directive 2011/16/EU on administrative cooperation in the field of taxation (as amended by European Council Directive 2014/107/EU) (commonly referred to as the “Directive on Administrative Cooperation” or the “DAC”), which implements in the EU the Organization for Economic Cooperation and Development’s (the “OECD”) July 2014 Common Reporting Standard (“CRS”) on the automatic exchange of financial account information. The DAC requires Member States to apply new measures on mandatory automatic exchange of information with effect from January 1, 2016. The CRS covers not only interest income, but also dividends and other types of capital income, and the annual balance of the accounts producing such items of income. The DAC is therefore broader in scope than the Savings Directive, although it does not impose withholding taxes.

The CRS has also been implemented outside of the EU: as of July 26, 2016, 101 jurisdictions had committed to exchanging information under the CRS, with 54 undertaking to exchange information by 2017 and 47 by 2018. The United States has not to date committed to exchanging information under the CRS.

The Proposed Financial Transactions Tax (“FTT”)

On February 14, 2013, the European Commission published a proposal (the “Commission’s Proposal”) for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “participating Member States”). The Commission’s Proposal has very broad scope and could, if introduced, apply to certain dealings in the notes (including secondary market transactions) in certain circumstances. The issuance and subscription of Notes should, however, be exempt. Under the Commission’s Proposal the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the notes where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

On March 16, 2016, Estonia formally withdrew from enhanced cooperation on FTT leaving ten remaining participating Member States. On October 28, 2016 the European Council issued a state of play note on the FTT which stated that further work at the Council and its preparatory bodies will be required. On December 6, 2016, the Economic and Financial Affairs Council (ECOFIN) discussed work on a proposal aimed at introducing the FTT in the ten participating Member States and the President of ECOFIN called for a draft legislation to be prepared to reflect recent progress, for discussion by national experts. The FTT proposal (including whether or not it comes into force as proposed or at all) remains subject to negotiation between the participating Member States and the scope of any such tax is uncertain. Additional EU Member States may decide to participate.

Prospective holders of the notes are advised to seek their own professional advice in relation to the FTT.

UNDERWRITING

Becton, Dickinson and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the principal amount of the notes indicated in the following table.

Underwriter	Principal Amount of Notes
Barclays Bank PLC	€
BNP Paribas
Citigroup Global Markets Limited
Total	€

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to    % of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to    % of the principal amount of the notes. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

To the extent any underwriter that is not a U.S.-registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S.-registered broker-dealers in accordance with the applicable U.S. securities laws and regulations and the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

The notes are a new issue of securities with no established trading market. We intend to apply to list the notes on the NYSE. We cannot assure you that the notes will become or remain listed. The listing application is subject to approval by the NYSE. If such listing is obtained, we have no obligation to maintain such listing and we may delist the notes at any time. We cannot provide you with any assurance regarding the liquidity of any trading market for the notes that develops, the ability of holders of the notes to sell their notes or the prices at which holders may be able to sell their notes. The underwriters have advised us that they currently intend to make a market in the notes. The underwriters, however, are not obligated to do so, and any market-making activity with respect to the notes may be discontinued at any time without notice.

In connection with the issue of the notes, Citigroup Global Markets Limited in its role as stabilizing manager (the “Stabilizing Manager”) for its own account may, to the extent permitted by applicable laws and directives, over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake any stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made, and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment commenced will be carried out in accordance with applicable laws and regulations.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $       million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, engaged, and may in the future engage in, various investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, for which they received or will receive customary fees. Certain of the underwriters for this offering also acted as underwriters for the Equity Financing and the USD Notes Offering and were underwriters for our existing senior notes. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. In addition, certain of the underwriters or their affiliates have agreed to provide us with the Bridge Facility and the Bank Facilities. The Bridge Facility commitments were automatically reduced, in accordance with its terms, by $2.25 billion in connection with the entry into the Term Loan Facility and by a further $4.8 billion in connection with the Equity Financing. We expect that the net proceeds of the USD Notes Offering will extinguish the remaining commitments under the Bridge Facility. Certain of the underwriters or their affiliates may hold a portion of the outstanding BD Redeemed Other Notes and accordingly may receive a portion of the proceeds of this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

The notes are offered globally for sale only in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. The distribution of this prospectus supplement and the accompanying prospectus and the offering or sale of the notes in some jurisdictions may be restricted by law. Persons outside the United States who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any applicable restrictions. This prospectus supplement and the accompanying prospectus may not be used for or in connection with an offer or solicitation by any person in any jurisdiction in which that offer or solicitation is not authorized or to any person to whom it is unlawful to make that offer or solicitation.

European Economic Area

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (the “EEA”) that has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce a prospectus for offers of notes. Accordingly, any person making or intending to make any offer in that Relevant

Member State of the notes which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of notes in circumstances in which an obligation arises for us or the underwriters to publish or supplement a prospectus for such offer. “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Becton, Dickinson; and
(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus supplement and accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is who is an accredited investor, securities (as defined in Section 239(a) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A)or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Taiwan

The notes have not been, and will not be, registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) and/or other regulatory authority of Taiwan pursuant to applicable securities laws and regulations and may not be sold, issued or offered within the Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Taiwan Securities and Exchange Act or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of the Taiwan. No person or entity in Taiwan is authorized to offer, sell or distribute or otherwise intermediate the offering of the notes or the provision of information relating to this prospectus supplement and the accompanying prospectus.

The notes may be made available to Taiwan resident investors outside Taiwan for purchase by such investors outside Taiwan for purchase outside Taiwan by investors residing in Taiwan, but may not be issued, offered sold or resold in Taiwan, unless otherwise permitted by Taiwan laws and regulations. No subscription or other offer to purchase the notes shall be binding on us until received and accepted by us or any underwriter outside of Taiwan (the “Place of Acceptance”), and the purchase/sale contract arising therefrom shall be deemed a contract entered into in the Place of Acceptance.

VALIDITY OF NOTES

Gary DeFazio, Senior Vice President, Corporate Secretary and Associate General Counsel of Becton, Dickinson and Company, will issue an opinion about certain New Jersey law matters in connection with the offering of the notes. The validity of the notes offered hereby will be passed upon for Becton, Dickinson and Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Becton, Dickinson and Company, appearing in Becton, Dickinson and Company’s Annual Report (Form 10-K) for the year ended September 30, 2016, and the effectiveness of Becton, Dickinson and Company’s internal control over financial reporting as of September 30, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of C. R. Bard, Inc. as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and, to the extent incorporated, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2016, contains an explanatory paragraph that states that C. R. Bard, Inc.’s management excluded from its assessment of the effectiveness of internal control over financial reporting the operations of Liberator Medical Holdings, Inc., which C. R. Bard, Inc. acquired on January 21, 2016. Liberator Medical Holdings, Inc.'s operations represented 2.1% of C. R. Bard, Inc.'s consolidated net sales for the year ended December 31, 2016 and assets associated with Liberator Medical Holdings, Inc.'s operations represented 0.4% of C. R. Bard, Inc.'s consolidated total assets as of December 31, 2016. KPMG LLP’s audit of internal control over financial reporting of C. R. Bard, Inc. also excluded an evaluation of the internal control over financial reporting of Liberator Medical Holdings, Inc.

PROSPECTUS

BECTON, DICKINSON AND COMPANY

COMMON STOCK
PREFERRED STOCK
DEPOSITARY SHARES
DEBT SECURITIES
WARRANTS
PURCHASE CONTRACTS
UNITS

We may offer, issue and sell from time to time common stock, preferred stock, depositary receipts, representing fractional shares of our preferred stock, which are called depositary shares, debt securities, warrants, purchase contracts or units that may include any of these securities or securities of other entities.

This prospectus describes some of the general terms that may apply to the offered securities. The specific terms of any securities to be offered will be described in supplements to this prospectus, which may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable supplement carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the trading symbol “BDX.” If we decide to seek a listing of any securities offered by this prospectus, the applicable prospectus supplement will disclose the exchange or market on which such securities will be listed, if any, or where we have made an application for listing, if any.

Investing in these securities involves certain risks. Please refer to the “Risk Factors” section beginning on page 3 and the supplemental risk factors contained in any applicable prospectus supplement and in the documents we incorporate by reference for a description of the risks you should consider when evaluating such investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 8, 2017

You should rely only on the information contained in or incorporated by reference in this prospectus, in any supplement or in any free writing prospectus filed by us with the Securities and Exchange Commission (the “SEC”). We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus, in any supplement or in any such free writing prospectus is accurate as of any date other than their respective dates. The terms “BD,” “we,” “us,” and “our“ refer to Becton, Dickinson and Company.

BECTON, DICKINSON AND COMPANY

We are a global medical technology company engaged in the development, manufacture and sale of a broad range of medical supplies, devices, laboratory equipment and diagnostic products used by healthcare institutions, life science researchers, clinical laboratories, the pharmaceutical industry and the general public.

We are advancing the world of health by improving medical discovery, diagnostics and the delivery of care. We lead in patient and health care worker safety and the technologies that enable medical research and clinical laboratories. We provide innovative solutions that help advance medical research and genomics, enhance the diagnosis of infectious disease and cancer, improve medication management, promote infection prevention, equip surgical and interventional procedures, and support the management of diabetes. We partner with organizations around the world to address some of the most challenging global health issues. We have more than 40,000 associates across 50 countries who work in close collaboration with customers and partners to help enhance outcomes, lower health care delivery costs, increase efficiencies, improve health care safety and expand access to health.

We were incorporated under the laws of the State of New Jersey in November 1906, as successor to a New York business started in 1897. Our executive offices are located at 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, and our telephone number is (201) 847-6800. Our Internet website is www.bd.com. The information provided on our Internet website is not a part of this prospectus and, therefore, is not incorporated herein by reference.

About this Prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement and any applicable free writing prospectus together with additional information described under the heading “Where You Can Find More Information and Incorporation by Reference.”

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement (of which this prospectus forms a part) and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than, in each case, documents or information deemed to have been furnished but not filed in accordance with SEC rules), on or after the date of this prospectus until the termination of the offering under this prospectus and any applicable supplement:

(a) Annual report on Form 10-K for the fiscal year ended September 30, 2016;

(b) The portions of our Proxy Statement on Schedule 14A for our 2017 annual meeting of stockholders filed with the SEC on December 15, 2016 that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2016;

(c) Quarterly reports on Form 10-Q for the quarterly period ended December 31, 2016 and March 31, 2017;

(d) Current reports on Form 8-K filed with the SEC on December 1, 2016, December 2, 2016, December 5, 2016, December 9, 2016, January 19, 2017, January 26, 2017, April 24, 2017 and May 8, 2017; and

(e) The description of our common stock, par value $1.00 per share, contained in our registration statement on Form 8-A, including any further amendment or report filed for the purpose of updating such description.

You may request a copy of our filings, at no cost, by writing or telephoning the Office of the Corporate Secretary of Becton, Dickinson and Company, 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, telephone (201) 847-6800 or by going to our Internet website at www.bd.com. Our Internet website address is provided as an inactive textual reference only. The information provided on our Internet website is not part of this prospectus and, therefore, is not incorporated herein by reference.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement or any document incorporated by reference herein and therein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “plan,” “expect,” “believe,” “intend,” “will,” “may,” “anticipate,” “estimate” and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance (including volume growth, sales and earnings per share growth, and cash flows) and statements regarding our strategy for growth, future product development, regulatory approvals, competitive position and expenditures. All statements that address our future operating performance or events or developments that we expect or anticipate will occur in the future are forward-looking statements.

Forward-looking statements are, and will be, based on management's then-current views and assumptions regarding future events, developments and operating performance and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate, or risks or uncertainties materialize, actual results could vary materially from expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events and developments or otherwise, except as required by applicable law or regulations.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before acquiring any offered securities pursuant to this prospectus, you should carefully consider the information contained or incorporated by reference in this prospectus or in any accompanying prospectus supplement, including, without limitation, the risk factors described in any applicable prospectus supplement and any risk factors set forth in our period reports and public filings with the SEC, which are incorporated by reference in this prospectus, before making an investment decision. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations or adversely affect our results of operations or financial condition. The occurrence of any of these risks might cause you to lose all or a part of your investment in the offered securities. See “Where You Can Find More Information and Incorporation by Reference.”

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Six-Months Ended March 31,		Year Ended September 30,
	2017	2016	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	5.9	3.8	3.4	2.7	8.9	6.9	8.6

The ratios of earnings to fixed charges were calculated by dividing earnings by fixed charges. Earnings were calculated by adding income from continuing operations before income taxes; net capitalized interest (including amortization of capitalized interest less interest capitalized for the period); and fixed charges. Fixed charges were calculated by adding total interest costs; interest allocable to rental expense; and amortization of debt expense.

We have not paid a preference security dividend for any of the periods presented.

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the securities that BD may offer and sell from time to time. These summaries are not meant to be a complete description of each security. The particular terms of any security will be described in the related prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is based upon our certificate of incorporation, our bylaws and applicable provisions of law. We have summarized certain portions of our certificate of incorporation and bylaws below. The summary is not complete. Our certificate of incorporation and bylaws are incorporated by reference in the registration statement for these securities, of which this prospectus forms a part, that we have filed with the SEC. You should read the certificate of incorporation and bylaws for the provisions that are important to you. See “Where You Can Find More Information and Incorporation by Reference” for information on how to obtain copies.

We have 640,000,000 shares of authorized common stock, $1.00 par value per share, and 5,000,000 shares of authorized preferred stock, $1.00 par value per share.

Our bylaws also provide that only the Chairman of the Board, the Chief Executive Officer, the President, the board of directors or shareholders who collectively own 25% or more of the voting power of BD's outstanding stock entitled to vote on the matters to be brought may call special meetings of the stockholders.

Common Stock

   Listing

Our outstanding shares of common stock are listed on the New York Stock Exchange (the “NYSE”) under the symbol “BDX.” Any additional common stock we issue also will be listed on the NYSE.

   Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of any funds legally available for dividends. We will pay dividends on our common stock only if we have paid or provided for dividends on any outstanding series of preferred stock for all prior periods.

   Voting

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future with respect to any class or series of preferred stock that the board of directors may hereafter authorize.

   Fully Paid

Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable. Holders of our common stock are not, and will not be, subject to any liability as stockholders.

   Other Rights

We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders. The holders of common stock have no preemptive rights to purchase our shares of stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any of our other securities.

Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval.

The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific designations and rights will be described in the prospectus supplement, including the following terms:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;
•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;
•	the voting rights of the preferred stock;
•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;
•	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and
•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the certificate of amendment to our certificate of incorporation relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the certificate of amendment as an exhibit or incorporate it by reference.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

The preferred stock will, when issued, be fully paid and non-assessable.

Anti-Takeover Provisions

Certain provisions in our certificate of incorporation and by-laws, as well as certain provisions of New Jersey law, may make more difficult or discourage a takeover of our business.

   Certain Provisions of Our Certificate of Incorporation and By-laws

We currently have the following provisions in our certificate of incorporation and by-laws which could be considered “anti-takeover” provisions:

•	an authorization for the issuance of blank check preferred stock. Our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes;
•	providing advanced written notice procedures and limitations with respect to shareholder proposals and the nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors;
•	a statement that special meetings of our shareholders may be called by the Chairman of our board of directors, the Chief Executive Officer or the President and must be called on the request in writing or by vote of a majority of our board of directors or on request in writing of shareholders of record owning 25% of the voting power of our outstanding capital stock entitled to vote;
•	allowing our directors to fill vacancies on our board of directors, including vacancies resulting from removal or enlargement of our board of directors;
•	granting our board of directors the authority to amend and repeal our bylaws without a stockholder vote; and
•	permitting a majority of our board of directors to fix the number of directors.

This provision may have the effect of delaying, deferring or preventing a change in control.

   Anti-Takeover Effects of the New Jersey Shareholders Protection Act

We are subject to Section 14A-10A of the New Jersey Shareholders Protection Act, a type of anti-takeover statute designed to protect stockholders against coercive, unfair or inadequate tender offers and other abusive tactics and to encourage any person contemplating a business combination with us to negotiate with our board of directors for the fair and equitable treatment of all stockholders. Subject to certain qualifications and exceptions, the statute prohibits an interested stockholder of a corporation from effecting a business combination with the corporation for a period of five years unless the corporation's board of directors approved the combination prior to the stockholder becoming an interested stockholder. In addition, but not in limitation of the five-year restriction, if applicable, corporations covered by the New Jersey statute may not engage at any time in a business combination with any interested stockholder of that corporation unless the combination is approved by the board of directors prior to the interested stockholder's stock acquisition date, the combination receives the approval of two-thirds of the voting stock of the corporation not beneficially owned by the interested stockholder or the combination meets minimum financial terms specified by the statute.

An “interested stockholder” is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation and any affiliate or associate of the corporation who within the prior five year period has at any time owned 10% or more of the voting power of the then outstanding stock of the corporation.

The term “business combination” is defined broadly to include, among other things:

•	the merger or consolidation of the corporation with the interested stockholder or any corporation that is or after the merger or consolidation would be an affiliate or associate of the interested stockholder,
•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition to an interested stockholder or any affiliate or associate of the interested stockholder of 10% or more of the corporation's assets, or
•	the issuance or transfer to an interested stockholder or any affiliate or associate of the interested stockholder of 5% or more of the aggregate market value of the stock of the corporation.

The effect of the statute is to protect non-tendering, post-acquisition minority stockholders from mergers in which they will be “squeezed out” after the merger, by prohibiting transactions in which an acquirer could favor itself at the expense of minority stockholders. The statute generally applies to corporations that are organized under New Jersey law, and have a class of stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

DESCRIPTION OF DEPOSITARY SHARES

We may issue depositary shares representing fractional interests in shares of our preferred stock of any series. The following description sets forth certain general terms and provisions of the depositary shares to which any prospectus supplement may relate. The particular terms of the depositary shares to which any prospectus supplement may relate and the extent, if any, to which the general terms and provisions may apply to the depositary shares so offered will be described in the applicable prospectus supplement. To the extent that any particular terms of the depositary shares, depositary agreements and depositary receipts described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that prospectus supplement. We encourage you to read the applicable depositary agreement and depositary receipts for additional information before you decide whether to purchase any of our depositary shares.

In connection with the issuance of any depositary shares, we will enter into a depositary agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related depositary agreement. Immediately following our issuance of the security related to the depositary shares, we will deposit the shares of our preferred stock with the relevant depositary and will cause the depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the depositary agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest in the share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange, redemption, sinking fund, subscription and liquidation rights).

DESCRIPTION OF DEBT SECURITIES

The following description sets forth general terms and provisions of the debt securities we may offer. The prospectus supplement will describe the particular terms of the debt securities being offered and the extent to which these general provisions may apply to those debt securities.

The debt securities will be issued under the indenture, dated March 1, 1997, between us and The Bank of New York Mellon Trust Company N. A., as trustee. A copy of the indenture is filed with the SEC as an exhibit to the registration statement relating to this prospectus and you should refer to the indenture for provisions that may be important to you. See “Where You Can Find More Information and Incorporation by Reference” for information on how to obtain copies.

General

The debt securities covered by this prospectus will be our unsecured and unsubordinated obligations. The indenture does not limit the aggregate principal amount of debt securities we can issue. The indenture provides that debt securities may be issued thereunder from time to time in one or more series.

The prospectus relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the designation of the debt securities of the series;
•	any limit upon the aggregate principal amount of the debt securities of the series and any limitation on our ability to increase the aggregate principal amount of debt securities of that series after initial issuance;
•	any date on which the principal of the debt securities of the series is payable (which date may be fixed or extendible);
•	the interest rate or rates and the method for calculating the interest rate;
•	if other than as provided in the indenture, any place where principal of and interest on debt securities of the series will be payable, where debt securities of the series may be surrendered for exchange, where notices or demands may be served and where notice to holders may be published and any time of payment at any place of payment;
•	whether we have a right to redeem debt securities of the series and any terms thereof;
•	whether you have a right to require us to redeem, repurchase or repay debt securities of the series and any terms thereof;
•	if other than denominations of $1,000 and any integral multiple, the denominations in which debt securities of the series shall be issuable;
•	if other than the principal amount, the portion of the principal amount of debt securities of the series which will be payable upon declaration of acceleration of the maturity;
•	if other than U.S. dollars, the currency or currencies in which payment of the principal of and interest on the debt securities of the series will be payable;
•	whether the principal and any premium or interest is payable in a currency other than the currency in which the debt securities are denominated;
•	whether we have an obligation to pay additional amounts on the debt securities of the series in respect of any tax, assessment or governmental charge withheld or deducted and any right that we may have to redeem those debt securities rather than pay the additional amounts;
•	if other than the person acting as trustee, any agent acting with respect to the debt securities of the series;
•	any provisions for the defeasance of any debt securities of the series in addition to, in substitution for or in modification of the provisions described in “— Defeasance and Covenant Defeasance”;

•	the identity of any depositary for registered global securities of the series other than The Depository Trust Company and any circumstances other than those described in “— Global Securities” in which any person may have the right to obtain debt securities in definitive form in exchange;
•	any events of default applicable to any debt securities of the series in addition to, in substitution for or in modification of those described in “— Events of Default”;
•	any covenants applicable to any debt securities of the series in addition to, in substitution for or in modification of those described in “— Covenants”; and
•	any other terms of the debt securities of the series.

The debt securities will be issued in registered form without coupons unless otherwise provided in a supplemental indenture or board resolution. Unless otherwise provided in a prospectus supplement, principal (unless the context otherwise requires, “principal” includes premium, if any) of and any interest on the debt securities will be payable, and the debt securities will be exchangeable and transfers thereof will be registrable, at an office or agency designated for the debt securities, provided that, at our option, payment of interest may be made by check to the address of the person entitled thereto as it appears in the security register. Subject to the limitations provided in the indenture, such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith.

Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from the principal amount. If any debt securities are original issue discount securities, special federal income tax, accounting and other considerations may apply and will be described in the prospectus supplement relating to the debt securities. “Original Issue Discount Security” means any security which provides for an amount less than the principal amount to be due and payable upon acceleration of the maturity due to the occurrence and continuation of an event of default.

Consolidation, Merger and Sale of Assets

We have agreed not to consolidate or merge with any other person, sell, transfer, lease or otherwise dispose of all or substantially all of our properties and assets as an entirety unless:

•	we are the surviving person; or
•	the surviving person is a corporation organized and validly existing under the laws of the United States of America or any U.S. State or the District of Columbia and expressly assumes by a supplemental indenture all of our obligations under the debt securities and under the indenture; and
•	immediately before and after the transaction or each series of transactions, no default or event of default shall have occurred and be continuing; and
•	certain other conditions are met.

Upon any such consolidation, merger, sale, transfer, lease or other disposition, the surviving corporation will succeed to, and be substituted for, and may exercise every right and power that we have under the indenture and under the debt securities.

Events of Default

The following are “events of default” under the indenture with respect to debt securities of any series:

•	default in the payment of interest on any debt security when due, which continues for 30 days;
•	default in the payment of principal of any debt security when due;
•	default in the deposit of any sinking fund payment when due;
•	default in the performance of any other obligation contained in the indenture, which default continues for 60 days after we receive written notice of it from the trustee or from the holders of 25% in principal amount of the outstanding debt securities of that series;
•	specified events of bankruptcy, insolvency or reorganization of our company for the benefit of our creditors; or

•	any other event of default established for the debt securities of that series.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may require us to repay immediately:

•	the entire principal of the debt securities of that series; or
•	if the debt securities are original issue discount securities, that portion of the principal as may be described in the applicable prospectus supplement.

At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on that acceleration has been obtained, the holders of a majority in principal amount of the debt securities of that series may, under certain circumstances, waive all defaults with respect to that series and rescind and annul the acceleration.

We are required to furnish to the trustee annually an Officers' Certificate as to our compliance with all conditions and covenants under the indenture. We must notify the trustee within five days of any default or event of default.

The indenture provides that the trustee will, within 60 days after the occurrence of a default with respect to the debt securities of any series, give to the holders of the debt securities notice of all defaults. In certain instances, the trustee may withhold that notice if and so long as a responsible officer of the trustee in good faith determines that withholding the notice is in the interest of the holders of the debt securities. By “default” we mean any event which is, or after notice or passage of time would be, an event of default.

The indenture provides that the holders of a majority in aggregate principal amount of the then outstanding debt securities, by notice to the trustee, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Subject to the further conditions contained in the indenture, the holders of a majority in aggregate principal amount outstanding of the debt securities of any series may waive, on behalf of the holders of all debt securities of that series, any past default or event of default and its consequences except a default or event of default:

•	in the payment of the principal of, or interest on, any debt security of that series; or
•	in respect of a covenant or provision of such indenture which cannot under the terms of the indenture be amended or modified without the consent of the holder of each outstanding debt security that is adversely affected thereby.

The applicable prospectus supplement will describe any provisions for events of default applicable to the debt securities of any series in addition to, in substitution for, or in modification of, the provisions described above.

Covenants

We have agreed to some restrictions on our activities for the benefit of holders of the debt securities. Unless we state otherwise in a prospectus supplement , the restrictive covenants summarized below will apply so long as any of the debt securities are outstanding, unless the covenants are waived or amended. The prospectus supplement may contain different covenants. We have provided the definitions to define the capitalized words used in describing the covenants.

   Definitions

“Attributable Debt” means, with respect to a lease which we or any Restricted Subsidiary is at any time liable as a lessee, the total net amount of rent (discounted at a rate per annum equivalent to the interest rate inherent in such lease, as we determine in good faith, compounded semiannually) required to be paid during the remaining term of such lease, including any period for which such lease has been extended or may, at the option of the lessor, be extended.

“Consolidated Net Tangible Assets” with respect to any Person means the total amount of such Person and the Subsidiaries' assets (less applicable reserves and other properly deductible items) after deducting (i) all current liabilities (excluding any liabilities constituting funded debt by reason of being renewable or extendible),

(ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, (iii) investments in and advances to Subsidiaries which are not Restricted Subsidiaries, and (iv) minority interests in the equity of Restricted Subsidiaries, all as determined on a consolidated basis in conformity with GAAP and set forth on the most recent consolidated balance sheet of such Person and its Subsidiaries.

“Funded Debt” means all indebtedness for borrowed money maturing more than 12 months after the time of computation thereof, guarantees of such indebtedness of others (except guarantees of collection arising in the ordinary course of business), and all obligations in respect of lease rentals which, under generally accepted accounting principles, are shown on a balance sheet as a non-current liability.

“Principal Property” means any building, structure or other facility (together with the land on which it is erected and fixtures comprising a part thereof) now owned or hereafter acquired by us or any Restricted Subsidiary and used primarily for manufacturing, processing or warehousing and located in the United States (excluding its territories and possessions, but including Puerto Rico), the gross book value (without deduction of any depreciation reserves) of which is in excess of 2.0% of Consolidated Net Tangible Assets of the Company, other than any such building, structure or other facility or portion which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our Restricted Subsidiaries as an entirety.

“Restricted Subsidiary” means any subsidiary that substantially all of the property and operations of which are located in the United States (excluding its territories and possessions, but including Puerto Rico), and which owns or leases a Principal Property, except a subsidiary which is primarily engaged in the business of a finance company.

“Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more other subsidiaries, or by us and by one or more other subsidiaries.

   Restrictions on Secured Debt

If we or any Restricted Subsidiary incurs, issues, assumes or guarantees any debt secured by a mortgage on any Principal Property or on any shares of stock or debt of any Restricted Subsidiary, we will secure, or cause such Restricted Subsidiary to secure, the debt securities (and, if we choose, any other debt of ours or that Restricted Subsidiary which is not subordinate to the debt securities) equally and ratably with (or prior to) such secured debt. However, we may incur secured debt without securing this debt, if the aggregate amount of all such debt so secured, together with all our and our Restricted Subsidiaries' Attributable Debt in respect of certain sale and leaseback transactions involving Principal Properties, would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to, and we will exclude from our calculation of secured debt for the purposes of this restriction, debt secured by:

•	mortgages existing on properties on the date of the indenture,
•	mortgages on properties, shares of stock or debt existing at the time of acquisition (including acquisition through merger or consolidation), purchase money mortgages and construction mortgages,
•	mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time that corporation becomes a Restricted Subsidiary,
•	mortgages in favor of Federal and State governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of any statute,
•	mortgages in favor of us or a Restricted Subsidiary,
•	mortgages in connection with the issuance of tax-exempt industrial development bonds,
•	mortgages under workers' compensation laws, unemployment insurance laws or similar legislation, or deposit bonds to secure statutory obligations (or pledges or deposits for similar purposes in the ordinary course of business), or liens imposed by law and certain other liens or other encumbrances, and
•	subject to certain limitations, any extension, renewal or replacement of any mortgage referred to in the foregoing clauses.

   Restrictions on Sale and Leasebacks

We have agreed that we will not, and we will not permit any of our Restricted Subsidiaries to, enter into any sale and leaseback transaction involving the taking back of a lease, for a period of three or more years, of any Principal Property, the acquisition, completion of construction or commencement of full operation of which has occurred more than 120 days prior thereto, unless:

•	the commitment to enter into the sale and leaseback transaction was obtained during that 120-day period;
•	we or our Restricted Subsidiaries could create debt secured by a mortgage on the Principal Property as described under “— Restrictions on Secured Debt” above in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities;
•	within 120 days after the sale or transfer, we designate an amount to the retirement of Funded Debt, subject to credits for voluntary retirements of Funded Debt, equal to the greater of
(i)	the net proceeds of the sale of the Principal Property and
(ii)	the fair market value of the Principal Property, or
•	we or any Restricted Subsidiary, within a period commencing 180 days prior to and ending 180 days after the sale or transfer, have expended or reasonably expect to expend within such period any monies to acquire or construct any Principal Property or properties in which event we or that Restricted Subsidiary enter into the sale and leaseback transaction, but (unless certain other conditions are met) only to the extent that the Attributable Debt with respect to the sale and leaseback transaction is less than the monies expended or to be expended.

These restrictions will not apply to any sale and leaseback transactions between us and a Restricted Subsidiary or between a Restricted Subsidiary and another Restricted Subsidiary.

Modification and Waiver

Under the indenture we and the trustee may enter into one or more supplemental indentures without the consent of the holders of debt securities in order to:

•	evidence the succession of another corporation to our company and the assumption of our covenants by that successor,
•	provide for a successor trustee with respect to the debt securities of all or any series,
•	establish the forms and terms of the debt securities of any series,
•	provide for uncertificated or unregistered debt securities, or
•	cure any ambiguity or correct any mistake or to make any change that does not materially adversely affect the legal rights of any holder of the debt securities under the indenture.

We and the trustee may, with the consent of the holders of a majority in principal amount of the outstanding debt securities of each affected series, amend the indenture and the debt securities of any series for the purpose of adding any provisions to or changing or eliminating any provisions of the indenture or modifying the rights of holders of debt securities under the indenture. However, without the consent of each holder of any debt security affected, we may not amend or modify the indenture to:

•	change the stated maturity date of any installment of principal of, or interest on, any debt security,
•	reduce the principal amount of, or the rate of interest on, any debt security,
•	adversely affect the rights of any debt security holder under any mandatory redemption or repurchase provision,
•	reduce the amount of principal of an original issue discount security payable upon acceleration of its maturity,

•	change the place or currency of payment of principal of, or any premium or interest on, any debt security,
•	impair the right to institute suit for the enforcement of any payment or delivery on or with respect to any debt security,
•	reduce the percentage in principal amount of debt securities of any series, the consent of whose holders is required to modify or amend the indenture or to waive compliance with certain provisions of the indenture,
•	reduce the percentage in principal amount of debt securities of any series, the consent of whose holders is required to waive any past default,
•	waive a default in the payment of principal of, or interest on, any debt security,
•	change any of our obligations to maintain offices or agencies where the debt securities may be surrendered for payment, registration or transfer and where notices and demands may be served upon us, or
•	change any of the above provisions, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of each holder of any debt security affected.

Defeasance and Covenant Defeasance

When we use the term “defeasance,” we mean discharge from some or all of our obligations under the indenture. Unless the terms of the debt securities of any series provide otherwise, we may elect either:

•	to defease and be discharged from any and all obligations with respect to
•	debt securities of any series payable within one year, or
•	other debt securities of any series upon the conditions described below; or
•	to be released from our obligations with respect to covenants described under “— Covenants” above and, if specified in the prospectus supplement, other covenants applicable to the debt securities of any series (“covenant defeasance“), upon (or, with respect to defeasance of debt securities payable later than one year from the date of defeasance, on the 91st day after) the deposit with the trustee, in trust for that purpose, of money and/or U.S. Government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of and interest on the debt securities.

As a condition to defeasance of any debt securities of any series payable later than one year from the time of defeasance, we must deliver to the trustee an opinion of counsel and/or a ruling of the Internal Revenue Service to the effect that holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of that defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred.

We may exercise either defeasance option with respect to the debt securities of any series notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option, payment of the debt securities of any series may not be accelerated because of a default or an event of default. If we exercise our covenant defeasance option, payment of the debt securities of any series may not be accelerated by reason of an event of default with respect to the covenants to which the covenant defeasance applies. If acceleration were to occur by reason of another event of default, the realizable value at the acceleration date of the money and U.S. Government obligations in the defeasance trust could be less than the principal and interest then due on the debt securities. In other words, the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors. We will, however, remain liable for such payments at the time of the acceleration.

Governing Law

The indenture and the debt securities are governed by and construed in accordance with the laws of the State of New York.

The Trustee

We maintain a banking relationship with the trustee or its affiliates. An affiliate of the trustee is also one of the broker-dealers we use in connection with our share repurchase program.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, preferred stock or common stock. We may offer warrants separately or together with one or more additional warrants, debt securities or common stock, or any combination of those securities in the form of units, as described in the applicable prospectus supplement. If we issue warrants as part of a unit, the prospectus supplement will specify whether those warrants may be separated from the other securities in the unit prior to the warrants' expiration date. Below is a description of the general terms and provisions of the warrants that we may offer. Further terms of the warrants will be described in the prospectus supplement.

The prospectus supplement will contain, where applicable, the following terms of and other information relating to the warrants:

•	the specific designation and aggregate number of, and the price at which we will issue, the warrants;
•	the currency or currency units in which the offering price, if any, and the exercise price are payable;
•	the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;
•	whether the warrants will be issued in fully registered form or bearer form, in definitive or global form or in any combination of these forms, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any security included in that unit;
•	any applicable material U.S. federal income tax consequences;
•	the identity of the warrant agent for the warrants and of any other depositories, execution or paying agents, transfer agents, registrars or other agents;
•	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;
•	whether the warrants are to be sold separately or with other securities as parts of units;
•	if applicable, the designation and terms of the debt securities, preferred stock or common stock with which the warrants are issued and the number of warrants issued with each security;
•	if applicable, the date from and after which the warrants and the related debt securities, preferred stock or common stock will be separately transferable;
•	the designation, aggregate principal amount, currency and terms of the debt securities that may be purchased upon exercise of the warrants;
•	the number of shares of common stock or preferred stock purchasable upon exercise of a warrant and the price at which those shares may be purchased;
•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;
•	information with respect to book-entry procedures, if any;
•	any anti-dilution provisions of the warrants;
•	any redemption or call provisions; and
•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt securities or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination as specified in the applicable prospectus supplement;
•	currencies; or
•	commodities.

We may issue purchase contracts obligating holders to purchase from us, and obligating us to sell to holders, a specified or varying number of securities, currencies or commodities at a purchase price, which may be based on a formula, at a future date. Alternatively, we may issue purchase contracts obligating us to purchase from holders, and obligating holders to sell to us, a specified or varying number of securities, currencies or commodities at a purchase price, which may be based on a formula, at a future date. We may be entitled to satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of that purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the prospectus supplement. The prospectus supplement will specify the methods by which the holders may purchase or sell those securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract. The purchase contracts may be entered into separately or as a part of units.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, and these payments may be unsecured or prefunded and may be paid on a current or deferred basis. The purchase contracts may require holders to secure their obligations under the contracts in a specified manner to be described in the prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of common stock or preferred stock or any combination of these securities, or securities of other entities. The prospectus supplement will describe:

•	the terms of the units and of the purchase contracts, warrants, debt securities, preferred stock and common stock comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;
•	a description of the terms of any unit agreement governing the units; and
•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor's beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered global securities

The debt securities of each series will be issued in the form of one or more fully registered global debt securities that are registered in the name of The Depository Trust Company, or its nominee, as depositary, unless another depositary is designated for the debt securities of that series. Unless we state otherwise in a prospectus supplement, debt securities in definitive form will not be issued. Unless and until a global security is exchanged in whole or in part for debt securities in definitive form, it may not be registered for transfer or exchange except as a whole by the depositary for that global security to a nominee of the depositary.

Upon the issuance of any global security, and its deposit with or on behalf of the depositary, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by that global security to the accounts of institutions, the participants that are entitled to the registered global security that have accounts with the depositary designated by the underwriters or their agents engaging in any distribution of the debt securities. The depositary advises that pursuant to procedures established by it:

•	Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants.
•	Ownership of beneficial interests by participants in a global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depositary or by its nominee.
•	Ownership of beneficial interests in a global security by persons that hold through participants will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by the participants.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and these laws may impair your ability to own, transfer or pledge beneficial interests in global securities.

As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or its nominee, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as specified below, owners of beneficial interests in a global security will not:

•	be entitled to have their debt securities represented by the global security registered in their names;
•	receive or be entitled to receive physical delivery of debt securities in certificated form; or
•	be considered the holders for any purposes under the indenture.

Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the depositary and, if the person is not a participant, on the procedures of the participant through which that person holds its interest, in order to exercise any rights of a holder of debt securities under the indenture. The depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder of debt securities is entitled to give or take under the indenture.

We understand that, under existing industry practices, if we request any action of holders of debt securities or any owner of a beneficial interest in a global security desires to give any notice or take any action a holder of debt securities is entitled to give or take under the indenture, the depositary would authorize the participants holding the relevant beneficial interests to give that notice or take that action, and the participants would authorize the beneficial owners owning through them to give the notice or take the action or would otherwise act upon the instructions of the beneficial owners owning through them.

The depositary or a nominee thereof, as holder of record of a global security, will be entitled to receive payments of principal and interest for payment to beneficial owners in accordance with customary procedures established from time to time by the depositary. The agent for the payment, transfer and exchange of the securities is the trustee, acting through its corporate trust office located in Chicago, Illinois.

We expect that the depositary, upon receipt of any payment of principal or interest in respect of a global security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global security held through the participants will be governed by standing instructions and customary practices, and will be the responsibility of the participants. We, the trustee, our agents and the trustee's agents shall not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

If we determine that debt securities will no longer be maintained as global securities, or, if at any time an event of default has occurred and is continuing under the indenture, or if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered or in good standing under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue debt securities in definitive certificated form in exchange for the registered global securities.

In the event that the book-entry system is discontinued, the following provisions shall apply. The trustee or any successor registrar under the indenture shall keep a register for the debt securities in definitive certificated form at its corporate trust office. Subject to the further conditions contained in the indenture, debt securities in definitive certificated form may be transferred or exchanged for one or more debt securities in different authorized denominations upon surrender of the debt securities at a corporate trust office of the trustee or any successor registrar under the indenture by the registered holders or their duly authorized attorneys. Upon surrender of any debt security to be transferred or exchanged, the trustee or any successor registrar under the indenture shall record the transfer or exchange in the security register and we will issue, and the trustee shall authenticate and deliver, new debt securities in definitive certificated form appropriately registered and in appropriate authorized denominations. The trustee shall be entitled to treat the registered holders of the debt securities in definitive certificated form, as their names appear in the security register as of the appropriate date, as the owners of the debt securities for all purposes under the indenture.

PLAN OF DISTRIBUTION

BD may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;
•	directly to a limited number of purchasers or to a single purchaser; or
•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;
•	the purchase price of such securities and the proceeds to be received by BD;
•	any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation;
•	any initial public offering price;
•	any discounts or concessions allowed or reallowed or paid to dealers; and
•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;
•	at a fixed public offering price or prices, which may be changed;
•	at market prices prevailing at the time of sale;
•	at prices related to prevailing market prices; or
•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from BD at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with BD to indemnification by BD against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for BD and its affiliates in the ordinary course of business.

Each series of securities other than the common stock, which is listed on the NYSE, will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

VALIDITY OF SECURITIES

Unless otherwise indicated in the prospectus supplement with respect to any securities, the validity of the securities will be passed upon for us by Jeffrey S. Sherman, our Senior Vice President and General Counsel.

EXPERTS

The consolidated financial statements of Becton, Dickinson and Company, appearing in Becton, Dickinson and Company’s Annual Report (Form 10-K) for the year ended September 30, 2016, and the effectiveness of Becton, Dickinson and Company’s internal control over financial reporting as of September 30, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of C. R. Bard, Inc. as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016 and, to the extent incorporated, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2016, contains an explanatory paragraph that states that C. R. Bard, Inc.’s management excluded from its assessment of the effectiveness of internal control over financial reporting the operations of Liberator Medical Holdings, Inc., which the company acquired on January 21, 2016. Liberator Medical Holdings, Inc.’s operations represented 2.1% of C. R. Bard, Inc.’s consolidated net sales for the year ended December 31, 2016 and assets associated with Liberator Medical Holdings, Inc.’s operations represented 0.4% of C. R. Bard, Inc.’s consolidated total assets as of December 31, 2016. Our audit of internal control over financial reporting of C. R. Bard, Inc. also excluded an evaluation of the internal control over financial reporting of Liberator Medical Holdings, Inc.

Becton, Dickinson and Company
€          Floating Rate Notes due 2019

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers
Barclays	BNP PARIBAS	Citigroup

The date of this prospectus supplement is          , 2017